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REGISTRANT'S NAME Vodatel Networks

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 2 1 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 05746 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/18/07

VODATEL

(Stock code: 8033)



2006 annual report

Characteristics of GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

Contents

Corporate Information

Directors

Executive Directors

José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent Non-executive Directors

Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

Authorised Representatives

Yim Hong
Monica Maria Nunes

Company Secretary

Foo Chun Ngai Redford, ACS, ACIS, FCCA, FCPA

Qualified Accountant

Foo Chun Ngai Redford, ACS, ACIS, FCCA, FCPA

Compliance Officer

Monica Maria Nunes

Audit Committee

Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central
Hong Kong

Registered Office

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Head Office and Principal Place of Business

74 da Rua da Felicidade
Edifício Vodatel
Taipa
Macao
Tel: (853) 28721182, 28718033
Fax: (853) 28717800, 28752909

Place of Business in Hong Kong

Room 713B, 7th Floor
Block B, Seaview Estate
2-8 Watson Road
North Point
Hong Kong
Tel: (852) 2587 8868
Fax: (852) 2587 8033

Website

http://www.vodatelsys.com

Bankers

Banco Comercial de Macau, S.A.
Banco Nacional Ultramarino, S.A.

Share Registrars

Abacus Share Registrars Limited
Level 28, Three Pacific Place
1 Queen's Road East
Hong Kong

Company Profile

The Group carries the vision to deliver high quality solutions to customers allowing them to manage their business and reach out for infotainment services, anywhere and anytime. The Group principally engages in the provision of network and system infrastructure, enterprise solutions and multimedia value-added services.

The Group provides integrated services in network and system infrastructure ranging from network and system planning, design, provision of network equipment and software, installation and implementation to maintenance and technical support for public telecommunications service providers, such as China Telecom, China Netcom, China Unicom and China Mobile, and enterprises in selected vertical markets in Mainland China and Macao, such as gaming operators, cable TV operators, electricity bureaus and governmental authorities.

The Group is also engaged in the provision of multimedia value-added services in the Asia Pacific Region and Europe, offering mobile and fixed line services such as content and campaign management, distribution and billing via a number of platforms including IVR, interactive internet solutions and premium rate SMS.

Headquartered in Macao and listed on GEM, the Group enjoys a leadership position in Macao and seeks to further expand its penetration into the global market.

Chairman's Statement

Dear Members,

If you take only one message from this annual report, it should be that Vodatel is up to the challenge with a clear vision to improve our business and financial performance as we are committed to overcome the challenges that negatively affected our performance during 2006 and the preceding two years.

In what has been a most challenging year for Vodatel, 2006 can certainly be described as a year of consolidation and refocus, for reasons that during the Year, we took some major steps to realign our business activities and geographical presence. The foundation of the Group remains solid despite making an exit on certain invested assets.

Since the listing of the Group during 2000, we continuously sought business opportunities to expand both the products and services offerings and geographical footprints — with goals to build a sustainable and well-diversified company, create values for our Members and to develop Vodatel into a company that you will be proud of. Consequently, we invested in different assets, including an equity participation in a joint venture with LG to enter the wireless communications market, a partnership to expand our geographical footage in the provision of data networking solutions in Vietnam, an equity participation in MTNHL and TCM to venture into the multimedia value-added interactivity sector in the Asia Pacific Region and Europe respectively. These invested assets posted major challenges to the management team to efficiently allocate financial resources and manage a multi-national, multi-cultural and dynamic operating environment.

With contribution of certain invested assets below expectations and with growing demand to fund others to ensure their survival and continuity, during the Year, we undertook a major reconciliation of the performance of individual invested asset based on their future prospects, need of capital and ability to provide stable and recurring earnings. To ensure effective allocation and utilisation of human and financial resources, and not compromising on cashflow, we incurred losses and marked our exit from certain invested assets that offered limited long-term potential. While the disposal of MIHL brought in HK$8,137,000 of profit, the decision to exit TCM resulted in an additional loss of HK$60,212,000 from the write-off of the goodwill. We further incurred aggregate losses of HK$868,000 from the disposal of the joint venture with LG and withdrawal from the partnership in Vietnam.

The decision to exit these invested assets during the Year repatriated us to refocus on our traditional core business, that is, construction of data and telecommunications infrastructure for telecommunications service providers, governments, gaming and hotel operators in Mainland China and Macao. During the Year, the core business continued to show improvements, with net loss narrowing from HK$28,872,000 to HK$14,477,000.

Despite continuing improvements since our worst year during 2004, we are certainly not satisfied with the results of the Group for the Year. To us, the most important and immediate challenge in the years to come is to further improve our returns and the balance sheet. Taking prudent cash management and capital discipline as bedrocks, we strive to:

- focus and consolidate our resources in the provision and support of infrastructural needs for customers in Mainland China and Macao;
- increase sales of the higher margin OSS, self-developed by TSTSH;
- earn our first monthly income via the BizNatvigator programme with China Telecom;
- secure more service and maintenance contracts; and
- seek for golden opportunities similar to the investment we made in Timor Telecom S.A., who reported net profit for three consecutive years and with distribution of first dividend to its shareholders expected during 2007.

We are ready for the challenge, but not without your continued support and those from our customers, suppliers and fellow colleagues. Therefore, we would like to take this opportunity to thank you for your patience in us.

José Manuel dos Santos
Chairman

Macao, 26th March, 2007

Management Discussion and Analysis

REVIEW OF BUSINESS ACTIVITIES

Maintaining Momentum

With gaming revenue reaching record high, Macao continues to benefit from the massive investments and construction activities by gaming and hotel operators. Today, while new gaming operators are actively building their flagships and existing operators are rapidly expanding and upgrading their establishments, the Government of Macao has also been heavily investing in various public works. With roots in Macao, the Group is a beneficiary to the robust economy, generating over HK$221,851,000 worth of revenue from infrastructural contracts secured from the Government of Macao and different gaming and hotel operators. During the Year, the Group continued to focus on the provision of systems in the areas of structured cabling, surveillance, trunking radio, networking and access control and is proud to be selected as the solution provider to supply and build surveillance systems for over five major gaming establishments and to lay structured cabling systems at over three major gaming premises. As a solution provider of trunking radio systems for over ten years, the Group has been able to gain a dominant and leading position in this market in Macao. Today, major customers in this sector range from the Government of Macao to various gaming and hotel operators.

With the gaming industry remains strong and different gaming operators upgrading and expanding their existing establishments and building mega resorts, the Group believes that the business momentum in Macao will continue. Entering into 2007, the Group started off the new year well with orders on hand from various gaming and hotel operators exceeding HK$45,000,000 as at 26th March, 2007. Though encouraged by the award of these contracts, demand for human and financial resources mounts, therefore, effective planning and utilisation of resources across the Group and cost control will be the major challenges to come.

Creating a unified platform

The operating environment for data networking continues to be challenging. With competition based on margins and payment terms, the Group will continue to deal with this fundamentally new equation in Mainland China. Attributable to ample opportunities in Macao, the Group has been able to carefully select business activities in Mainland China. To ensure recoverability of receivables and not compromising on returns, telecommunications service providers in the Guangdong Province, Shanghai and Beijing remain the focus of the Group.

REVIEW OF BUSINESS ACTIVITIES (Continued)

Creating a unified platform (Continued)

During 2005, the Group combined the representative offices in Mainland China with those of TSTSH to create a unified platform so as to leverage on the established marketing networks built by the Group over the years to promote different products and services. During the Year, the local team in Mainland China and TSTSH joint forces and successfully secured contracts to deploy modules of the OSS at China Telecom in the provinces of Guangdong, Jiangsu and Sichuan, the autonomous region in Xinjiang and the municipality of Chongqing. Going forward, the local team in Mainland China will continue to work closely with TSTSH to secure repeated sales and to penetrate into new customers, including China Telecom in the provinces of Hubei, Anhui, Gansu and Shanxi and China Netcom and China Unicom in selected provinces.

Leveraging on the unified platform, the Group has also commenced trial programs under the BizNavigator with China Telecom to roll out a resources management application that offers real-time value-added services in the areas of sales, inventory and production management to enterprises in different provinces. Trial programs continued underway so as to allow the Group to better ascertain the benefits and shortcomings of the resources management application and the long-term potential of the market for such application.

Making an exit

Business prospects of TCM remained positive, with STASA providing interactivity services to all three largest television stations in Spain and the roll-out of successful SMS services, and TMBV successfully securing the contract to rollout lottery related services in the Netherlands. Nevertheless, with sustained losses since the acquisition by the Group during 2004 and borrowings becoming due, there is a need of major capital injection to revive the asset base of TCM. In view of such heavy capital requirements will significantly weaken the financial foundation of the Group, the Group marks its exit from TCM.

In the absence of financial support towards TCM, the financial standing of TCM has been adversely affected, resulting in a heavily net liability position of HK$41,534,000. Since placing TCM in the market for sale during the Year, certain assets of TMBV have been disposed of during December, 2006 and during January, 2007, VFO has been sold. Currently, TCM is in active negotiations with various potential investors to dispose STASA. In Germany, due to introduction of a new legislation, the business activities of SGMBH has been severely hampered and the failure to service its liabilities when due resulted in insolvency procedures underway. The Group believes that in the event of failure to dispose the remaining assets and subsidiaries of TCM in the near term, insolvency proceedings and/or liquidation will effect.

Management Discussion and Analysis

REVIEW OF OPERATING RESULTS

Turnover and Profitability

Attributable to heightened and massive investments, revenue derived from business activities in Hong Kong and Macao contributed 63.84% of the total revenue from continuing operations of the Group, with business activities from Mainland China contributing only 36.16% of total revenue during the Year. Lower revenue from Mainland China resulted in total revenue for the Year to decrease slightly by 5.62% from HK$462,225,000 to HK$436,720,000.

With the composition of total revenue included revenue derived from distribution of mobile phones, which carries low margin in nature, the Group registered gross profit of HK$56,663,000 for the Year. Despite lower total revenue, improved margins from business activities in infrastructural projects in Macao and Mainland China translated to an improvement of gross profit margin for the Group from 11.83% for the preceding year to 12.97% for 2006.

As a result of competition of talents, thus driving up wages in Macao, total employee benefit expenses for the Year increased by 13.26% to HK$41,269,000. Despite increased employee benefit expenses and losses booked from the disposal of the joint venture with LG and the withdrawal from Vietnam, attributable to the reversal of the income tax provision made in previous years, results of the Group for the Year from continuing operations improved over the preceding year with net loss narrowing from HK$28,872,000 to HK$14,477,000.

The disposal of MIHL during the Year brought in HK$8,137,000 of profit, however, with the exit of TCM effectuating the full write-off of the goodwill, the Group registered loss for the Year from discontinued operations of HK$71,181,000, and with total loss of the Group for the Year to reach HK$85,658,000.

Capital Structure and Financial Resources

Attributable to the net liability position of TCM, the Group reported an equity base of HK$39,520,000. In the absence of the adverse financial impact of TCM, the equity base of the Group would have been improved considerably to HK$81,054,000 and with current ratio and gearing ratio (total borrowings / total equity) standing at 1.2 times and 43.5% respectively.

REVIEW OF OPERATING RESULTS (Continued)

Employees' Information

As at 31st December, 2006, the Group had 319 employees, of which 99, 17, 167 and 36 employees were based in Macao, Hong Kong, Mainland China and Europe respectively.

The remuneration and bonus policies of the Group were basically determined by the performance of individual employees.

The Company adopted a share option scheme whereby certain employees of the Group may be granted options to acquire the Shares. Details of the share option scheme are set out under the section "Share options" in the report of the Directors.

The Group also provided various training programmes and product orientation for the marketing and technical employees so as to improve their overall qualification and to continuously keep them abreast of industry and technological changes.

Capital Commitments and Significant Investments

As at 31st December, 2006, the Group did not have any significant capital commitments and significant investments.

Charges on Group Assets

As at 31st December, 2006, the Group did not have any charges on assets of the Group.

Details of Material Acquisitions and Disposals

On 13th June, 2006, the Group disposed of its interest of 61.05% in MIHL for a consideration satisfied by cash of approximately HK$10,378,000.

Save as disclosed above, during the Year, the Group had no material acquisitions or disposals.

Details of Future Plans for Material Investment or Capital Assets

The Directors do not have any future plans for material investments or capital assets.

Foreign Exchange Exposure

The Group mainly earns revenue and incurs cost in HK$, MOP, US$, € and RMB. The Directors consider that the impact of foreign exchange exposure of the Group is minimal, except for €.

Biographical Details of Directors and Senior Management

EXECUTIVE DIRECTORS

José Manuel DOS SANTOS, aged 59, was first appointed as an executive Director on 13th December, 1999. He is the founder of the Group and Chairman of the Company. He has experience of over thirty years in the telecommunications industry in the Asia Pacific region. He served in a senior position at Direcção dos Serviços de Correcios e Telecomunicações, the telecommunications authority of the Government of Macao, prior to the founding of Zetronic and subsequently the Group.

YIM Hong, aged 49, was first appointed as an executive Director on 14th December, 1999. He is the Managing Director of the Company in charge of overall operations. He graduated from Queen Mary, University of London, UK with a Bachelor of Science degree. With more than twenty years of experience in the IT industry, he joined the Group in 1998. Prior to joining the Group, he was the area business director at Newbridge Networks (Asia) Limited and the country manager at 3Com Asia Limited.

KUAN Kin Man, aged 41, was first appointed as an executive Director on 14th December, 1999. He is the general manager of the Group in charge of sales and marketing. In 1985, he joined Zetronic as an engineer and was transferred into marketing later. He joined Vodatel Systems (the assets and liabilities of which were assigned to VHL on 1st July, 1998) on 8th July, 1992 to assume the role of sales manager and was promoted to general manager in 1994.

Monica Maria NUNES, aged 38, was first appointed as an executive Director on 13th December, 1999. She is the finance director of the Company. She graduated from the University of Calgary, Canada with a Bachelor of Commerce degree. She joined the Group in 1999 and has over ten years of accounting and banking experience. She holds a Certified Management Accountant Designation of Certified Management Accountants of Alberta, Canada.

INDEPENDENT NON-EXECUTIVE DIRECTORS

CHUI Sai Cheong, aged 53, was first appointed as an independent non-executive Director on 14th December, 1999. He is a certified public auditor, a civil constructor in Macao and a fellow of CPA Australia with a Master Degree in Business Administration from Chaminade University of Honolulu, USA. He is a member of several key committees in both the Central People's Government of the PRC and the Government of Macao. They include the National Committee of the CPPCC, the Committee for the Basic Law of Macao under the Standing Committee of the National People's Congress, the Executive Committee and Standing Committee of All-China Federation of Industry and Commerce, the Legislative Assembly of Macao, the Preparatory Committee of Macao, the Selection Committee for the first Government of Macao and the Election Committee of the second Government of Macao. He also holds several prominent positions in professional bodies including the Macao Chamber of Commerce (vice president of board of directors), the Macau Management Association (president), and Union of Associations of Professional Accountants of Macau (president). He is an independent non-executive director of Innovo Leisure Recreation Holdings Limited (a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board) and Macau Prime Properties Holdings Limited (a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board).

LO King Chiu Charles, aged 63, was first appointed as an independent non-executive Director on 14th December, 1999. He holds a Bachelor of Arts degree and major in economics from Lake Forest University, USA in 1967. He is a member of Jiangxi Province Committee, CPPCC. He is the special advisor to president (Asia) of the University of Victoria, Canada and is a consultant on public relations for British American Tobacco Plc in Macao. He is also the founder of the Macao Junior Chamber of Commerce and past president of the Rotary Club in Macao.

FUNG Kee Yue Roger, aged 54, was first appointed as an independent non-executive Director on 30th September, 2004. He is the managing director of Mitel Networks Asia Pacific Limited, a wholly-owned subsidiary of Mitel Networks Corporation in Canada. He graduated from the University of Toronto, Canada with a Bachelor of Applied Science degree in industrial engineering. He was a member of Professional Engineers Ontario, Canada. He has more than twenty years of experience in the telecommunications and electronics industry.

Biographical Details of Directors and Senior Management

SENIOR MANAGEMENT (By alphabetical order)

CHAN Chi Pio, aged 37, is the technical support manager of the Group. He joined the Group in 1992 after having graduated from Huaqiao University, PRC with a Bachelor of Science degree in the same year.

CHAN Ka Man Alan, aged 37, is currently the senior project manager of the Group, responsible for managing system integration projects for the government and gaming operators in Macao. Prior to his joining the Group in 2003, he worked for several system integrators in Hong Kong for over ten years, delivering a range of information and security systems to both public and private sector. He graduated from University of Northumbria, UK with a degree of Bachelor of Engineering, followed by an approved Honours programme in Communication and Electronic Engineering, and holds double degrees of Master of Commerce (Electronic Commerce) and Master of Technology Management in the field of Electronic Business from the University of Queensland, Australia. He is also a Project Management Professional and a PRINCE2 Registered Practitioner.

CHEONG Kuan Pat, aged 42, is the general manager of MDL. He graduated from AIOUM, PRC with a Master of Business Administration degree. He has been working in the IT industry in Macao for over twenty years. He joined MDL in 1993 as the chief of product sales and marketing department.

FOO Chun Ngai Redford, aged 33, is the company secretary and qualified accountant of the Company. He joined the Company in September, 2003. He is responsible for company secretarial matters and overall financial and accounting management of the Group. He graduated from the University of Hong Kong, PRC with a degree of Bachelor of Business Administration in Accounting and Finance. He is a fellow of the Association of Chartered Certified Accountants and HKICPA. He is also an associate of the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries. Before joining the Company, he worked for another company listed on GEM as the company secretary and qualified accountant and for an international renowned accounting firm.

HO Wai Sam Paul, aged 44, is the director of technical services of the Group. He graduated from AIOUM, PRC with a Master of Business Administration degree. He had worked in Companhia de Telecomunicações de Macau S.A.R.L. for eighteen years and was head of transport network covering the international and national engineering such as optical fibre, synchronous and plesiochronous digital hierarchy transmission, submarine cable, microwave and satellite earth station. He joined the Group in 2000.

Manouchehr MEHRABI, aged 48, is senior network consultant of the Group. He obtained his Bachelor of Computer Science degree from Concordia University, Canada in 1984. Over the years, he occupied a number of IT positions, including programmer, database administrator, field engineer, system manager, and network consultant. He joined the Group in June, 2000.

NG Ka Leung, aged 37, is the technical support manager of the Group. He graduated from UM, PRC, with a Bachelor of Science degree in 1994. He has been with the Group since 1995.

SENIOR MANAGEMENT (By alphabetical order) (Continued)

SI I Hong, aged 38, is the senior regional business director of the Group. He graduated from UM, PRC with a Bachelor of Science degree. He joined the Group in 1994. He had working experience in banking and hotel industries before joining the Group.

Wouter Rudolf Karel STEINER, aged 49, is currently the managing director of TCM in charge of the overall operations in the Netherlands, Germany, Spain and Finland. He has over fifteen years of industry knowledge in the provision of value-added services in Europe and has previously held positions responsible for the development of new markets, for example, the United Mexican States, Finland, the Kingdom of Sweden and the Italian Republic, where he has accumulated extensive international experience. He graduated from the Universiteit van Amsterdam, the Netherlands with a major in media and information law.

WANG Qing, aged 36, is the regional business manager of the Group. He graduated from NUPT, PRC with a Bachelor of Science degree in 1992. He joined the Group in 1994. He was an engineer at a telecommunications equipment firm before joining the Group.

WONG Chi Ping, aged 57, is the business development director of the Group. He has over twenty years of experience in the audio and electronic industries in the PRC. Prior to his joining the Group in 1999, he worked for Zetronic for more than ten years responsible for the operation and marketing of voice telecommunications business.

WONG How Yee Roger, aged 47, is the business development director of the Group. He graduated from University of Technology, Sydney, Australia with a Bachelor of Applied Science degree and a Master of Engineering degree in Telecommunications Engineering. He has twenty years of experience in sales and marketing. Prior to his joining the Group in December, 2004, he was the director of business operation of Alcatel Networks (Asia) Limited.

WONG Wai Kan, aged 42, is the senior regional business director of the Group. He graduated from the Jinan University, PRC with a Bachelor of Science degree. He has been with the Group since 1993. He worked in the fields of purchasing and banking before joining the Group.

WU Wenhua, aged 43, is currently the chief executive officer of TSTSH in charge of overall operations, overseeing the sales and marketing, technical development and management of TSTSH. With a doctoral degree from the University of Waterloo, Canada, he has previously worked for international software development corporations, where he has accumulated over thirteen years of product development experience, in particular, development of network management systems for telecommunications service providers. He has established good connections with telecommunications service providers in the PRC.

ZENG Qing Shi, aged 36, is the regional business manager of the Group. He graduated from NUPT, PRC with a Bachelor of Science degree and from Hunan University, PRC with a Master in Business Administration degree. He joined the Group in 1994. He was an engineer at a factory under the Ministry of Aerospace of the Government of PRC before joining the Group.

Report of the Directors

The Directors submit their report together with the audited financial statements for the Year.

Principal activity and geographical analysis of operations

The principal activity of the Company is investment holding. The activities of the subsidiaries are set out in Note 9 to the financial statements.

An analysis of the performance of the Group for the Year by business and geographical segments is set out in Note 5 to the financial statements.

Results and appropriations

The results of the Group for the Year are set out in the consolidated income statement on page 33.

The Directors do not recommend the payment of a dividend.

Reserves

Movements in the reserves of the Group and of the Company during the Year are set out in Note 20 to the financial statements.

Property, plant and equipment

Details of the movements in property, plant and equipment of the Group are set out in Note 7 to the financial statements.

Share capital

Details of the share capital of the Company are set out in Note 19 to the financial statements.

Distributable reserves

Distributable reserves of the Company as at 31st December, 2006, calculated under the Companies Act 1981 of Bermuda (as amended), amounted to approximately HK$6,554,000 (2005: HK$51,072,000).

Pre-emptive rights

There is no provision for pre-emptive rights under the Bye-laws and there was no restriction against such rights under the laws of Bermuda, which would oblige the Company to offer new Shares on a pro-rata basis to existing Members.

Financial summary of five fiscal periods

A summary of the results and of the assets and liabilities of the Group for the two financial years ended up to 30th June, 2003, the eighteen months ended 31st December, 2004, the year ended 31st December, 2005 and the Year is set out on page 98.

Purchase, sale or redemption of securities

The Company did not redeem any of the Shares during the Year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Shares during the Year.

Share options

Share options were granted to certain Directors, executives and employees under a share option scheme approved by the Members at a special general meeting on 5th November, 2002. Details of the scheme are as follows:

1. Purpose

The scheme is designed to give executive Directors and any full-time employees in the Company or any of its subsidiaries an equity interest in the Company in order to enhance long-term Member's value. The granting of options will also help the Company to attract and motivate individuals with experience and ability and to reward individuals for past and future performance.

2. Qualifying participants

Any full-time employee including any executive Director and directors of the subsidiaries of the Company.

3. Maximum number of Shares

The total number of Shares available for issue under the scheme as at 31st December, 2006 was 61,381,900, representing 10% of the issued share capital of the Company as at 31st December, 2006.

4. Maximum entitlement of each qualified participant

No option shall be granted to any qualified participant which, if exercised in full, will result in the total number of Shares already issued and issuable to him under the scheme exceeding 30% of the aggregate number of Shares for the time being issued and issuable under the scheme.

5. Options exercisable period

Options shall be exercised in a period of three years commencing on the date on which the option is granted and accepted by the grantee, or expiring on 4th November, 2012, whichever is earlier.

Share options (Continued)

6. Payment on acceptance of option

Pursuant to the scheme, the grantee shall pay HK$1 to the Company by way of consideration for the grant.

7. Basis of determining the exercise price

The exercise price shall be at least the higher of (a) the closing price of Shares on the Exchange as stated in the daily quotation sheet of the Exchange on the date of which options were offered and (b) the average closing price of the Shares as stated in the daily quotation sheets of the Exchange for the five business days immediately preceding the date of which options were offered.

8. Remaining life of the scheme

The scheme will remain valid until 4th November, 2012.

Details of the movement of the share options granted under the scheme during the Year are as follows:

	Number of options						
Name or category of participant	held as at 1st January, 2006	lapsed during the Year	held as at 31st December, 2006	Exercise price HK$	Grant date	Exercisable from	Exercisable until
José Manuel dos Santos	600,000	(600,000)	0	0.42(a)	30th June, 2003	30th June, 2003	29th June, 2006
Yim Hong	900,000	(900,000)	0	0.42(a)	30th June, 2003	30th June, 2003	29th June, 2006
Kuan Kin Man	900,000	(900,000)	0	0.42(a)	30th June, 2003	30th June, 2003	29th June, 2006
Monica Maria Nunes	900,000	(900,000)	0	0.42(a)	30th June, 2003	30th June, 2003	29th June, 2006
Continuous contract employees	9,596,000	(9,596,000)	0	0.42(a)	30th June, 2003	30th June, 2003	29th June, 2006
	12,896,000	(12,896,000)	0				

Note:

(a) As at the date before the options were granted, which was 27th June, 2003, the market value per Share was HK$0.41.

Directors

The Directors during the Year were:

José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes
[1] Chui Sai Cheong
[1] Lo King Chiu Charles
[1] Fung Kee Yue Roger

[1] Independent non-executive Directors

In accordance with Article 87 of the Bye-laws, Fung Kee Yue Roger retires by rotation at the forthcoming annual general meeting and, being eligible, offers himself for re-election.

To comply with the code provisions of the Code, Kuan Kin Man retires by rotation at the forthcoming annual general meeting and, being eligible, offers himself for re-election.

Chui Sai Cheong, Lo King Chiu Charles and Fung Kee Yue Roger are independent non-executive Directors. Fung Kee Yue Roger was re-appointed for a two-year term expiring on 29th September, 2008. Chui Sai Cheong and Lo King Chiu Charles were re-appointed for a two-year term expiring on 13th December, 2008.

Directors' service contracts

None of the Directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable within one year without payment of compensation, other than statutory compensation.

Directors' interests in contracts

Details of José Manuel dos Santos' interest in contracts of significance in relation to the business of the Group are set out in Note 35 (a) and (b) to the financial statements.

Save as disclosed herein, no contracts of significance in relation to the business of the Group to which the Company or its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted as at 31st December, 2006 or at any time during the Year.

Report of the Directors

Biographical details of Directors and senior management

Brief biographical details of Directors and senior management during the Year are set out on pages 10 to 13.

Directors' interests and short positions in the Shares, underlying Shares and debentures of the Company or any Associated Corporation

As at 31st December, 2006, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 or Part XV of the SFO (including interests and short positions which he took or deemed to have under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long positions in the Shares

Name of Director	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Corporate interest/ founder of a discretionary trust (Note 1)	293,388,000	47.80%
Yim Hong	Personal (Note 2)	7,357,500	1.20%
Kuan Kin Man	Personal (Note 3)	12,262,500	2.00%
Monica Maria Nunes	Personal (Note 4)	2,452,500	0.40%
Fung Kee Yue Roger	Personal (Note 5)	210,000	0.03%

Notes:

1. As at 31st December, 2006, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of the existing trust whereby the family members of José Manuel dos Santos are the discretionary objects and which assets included a controlling stake of 47.80% of the issued share capital of the Company.

2. The personal interest of Yim Hong comprised 7,357,500 Shares. The aforesaid interest was held by Yim Hong as beneficial owner.

3. The personal interest of Kuan Kin Man comprised 12,262,500 Shares. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

Directors' interests and short positions in the Shares, underlying Shares and debentures of the Company or any Associated Corporation (Continued)

Aggregate long positions in the Shares (Continued)

4. The personal interest of Monica Maria Nunes comprised 2,452,500 Shares. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

5. The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

Substantial Shareholders' interests and short positions in the Shares and underlying Shares

The register of Substantial Shareholders required to be kept under section 336 of Part XV of the SFO showed that as at 31st December, 2006, the Company was notified of the following Substantial Shareholders' interests, being 5% or more of the issued share capital of the Company. These interests were in addition to those disclosed above in respect of the Directors and Chief Executives:

Aggregate long positions in the Shares

Name	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
ERL	Corporate interest (Note 1)	293,388,000	47.80%
LRL	Corporate interest (Note 1)	293,388,000	47.80%
Lei Hon Kin (Note 2)	Family interest	293,388,000	47.80%

Notes:

1. As at 31st December, 2006, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

2. Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the Year.

Major suppliers and customers

The percentages of purchases and sales for the Year attributable to the major suppliers and customers of the Group were as follows:

Purchases	
— the largest supplier	15.34%
— five largest suppliers combined	44.62%
Sales	
— the largest customer	16.13%
— five largest customers combined	24.99%

None of the Directors, their associates or any Member (which to the knowledge of the Directors owns more than 5% of the share capital of the Company) had an interest in the major suppliers or customers noted above.

Connected transactions

Certain related party transactions as disclosed in Note 35 to the financial statements also constituted connected transactions under the GEM Listing Rules, required to be disclosed in accordance with Chapter 20 of the GEM Listing Rules. The following transaction between a connected party (as defined in the GEM Listing Rules) and a subsidiary of the Company was entered into for which relevant announcement had been made by the Company in accordance with the requirements of the GEM Listing Rules.

On 29th December, 2006, a sale and purchase agreement was entered into between the Vendor, VCL and GVDL relating to the acquisition of the Sale Equity for a consideration of RMB500,000 (approximately HK$499,000), which was satisfied by GVDL in cash. The purchaser was GVDL which acquired the Sale Equity from the Vendor. Prior to the completion of the Acquisition, GTVL was owned as to 60% by VCL and 40% by the Vendor. By virtue of its 40% equity interest in GTVL, the Vendor was a Substantial Shareholder in one of the subsidiaries of the Company and therefore a connected person (had the meaning ascribed thereto in the GEM Listing Rules) of the Company and the Acquisition constitutes a connected transaction under the GEM Listing Rules. The Group was positive with the development and roll-out of the resources management application that offered value-added services in the areas of sales, inventory and production management under the BizNavigator programme currently engaged by GTVL. Acquisition of additional equity in GTVL will enable the Group to further participate in the future economic return so generated.

Saved as disclosed above, other significant related party transactions entered by the Group during the Year, which constituted exempted connected transactions under the GEM Listing Rules, were disclosed in Note 35 to the financial statements.

Competing business

None of the Directors or any person who is (or group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power at general meeting of the Group and which is (or are) able as a practical matter, to direct or influence the management of the Company, had an interest in a business which competes or may compete with the business of the Group.

Auditors

The financial statements were audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

José Manuel dos Santos
Chairman

Macao, 26th March, 2007

Corporate Governance Report

1. Corporate governance practices

The Company has complied with the Code, except that the Chairman of the Board did not attend the annual general meeting held in the Year.

E.1.2. The Chairman of the Board was away on a business trip on the date when the annual general meeting was held.

2. Directors' securities transactions

The Company has adopted rules 5.48 to 5.67 as the code of conduct regarding Directors' securities transactions.

The Company has made specific enquiry of all Directors that they have complied with the required standard of dealings and its code of conduct regarding Directors' securities transactions.

There is no event of non-compliance with the required standard of dealings.

3. Board

The members of the Board were:

Chairman:	José Manuel dos Santos
Executive Directors:	Yim Hong
	Kuan Kin Man
	Monica Maria Nunes
Independent non-executive Directors:	Chui Sai Cheong
	Lo King Chiu Charles
	Fung Kee Yue Roger

Four meetings were held during the Year.

The attendance record of each Director is as follows:

José Manuel dos Santos	4/4
Yim Hong	4/4
Kuan Kin Man	4/4
Monica Maria Nunes	4/4
Chui Sai Cheong	4/4
Lo King Chiu Charles	4/4
Fung Kee Yue Roger	4/4

3. Board (Continued)

Matters reserved for the Board are as follows:

(a) Approval of interim and final financial statements.

(b) Approval of the interim dividend and recommendation of the final dividend.

(c) Approval of any significant changes in accounting policies or practices.

(d) Appointment or removal of the company secretary.

(e) Remuneration of the auditors where, as is usual, Members have delegated this power to the Board and recommendations for the appointment or removal of auditors following recommendations of the Audit Committee.

(f) Resolutions and corresponding documentation to be put forward to Members at a general meeting.

(g) Approval of all circulars and listing particulars.

(h) Approval of press releases concerning matters decided by the Board.

(i) Board appointments and removals and any special terms and conditions attached to the appointment subject to the recommendations of the Nomination Committee and the Remuneration Committee.

(j) Terms of reference of chairman, chief executive and other executive Directors.

(k) Terms of reference and membership of Board committees.

(l) Approval of the long term objectives and commercial strategies of the Group.

(m) Approval of the annual operating and capital expenditure budgets.

(n) Changes relating to the capital structure or its status of the Group.

(o) Appointments to boards of subsidiaries.

(p) Terms and conditions of Directors and senior executives.

(q) Changes to the management and control structure of the Group.

(r) Major capital projects.

(s) Material, either by reason of size or strategy, contracts of the Company or any subsidiary in the ordinary course of business, for example, bank borrowings and acquisition or disposal of fixed assets.

3. Board (Continued)

(t) Contracts of the Company or any subsidiary not in the ordinary course of business, for example, loans and repayments, foreign currency transactions, major acquisitions or disposals.

(u) Major investments.

(v) Risk management strategy.

(w) Treasury policies, including foreign currency exposure.

(x) Review of the overall corporate governance arrangements of the Company.

(y) Major changes in the rules of the Company pension scheme, and changes of trustees and changes in the fund management arrangements.

(z) Major changes in employee share schemes and the allocation of executive share options.

(aa) Formulation of policy regarding charitable donations.

(ab) Political donations.

(ac) Approval of the principal professional advisors of the Company.

(ad) Prosecution, defence or settlement of litigation.

(ae) Internal control arrangements.

(af) Directors' and officers' liability insurance.

Matters not mentioned above will be delegated to the management.

The Company has complied with rules 5.05(1) and (2).

The Company confirmed that it has received from each of the independent non-executive Directors an annual confirmation of his independence pursuant to rule 5.09 of the GEM Listing Rules and it still considers the independent non-executive Directors to be independent.

There is no financial, business or other material/relevant relationships among the Directors.

4. Chairman and chief executive officer

Chairman:	José Manuel dos Santos
Chief executive officer:	Yim Hong

The roles of the Chairman and the chief executive officer are segregated and are not exercised by the same individual.

5. Non-executive Directors

Fung Kee Yue Roger was appointed for a two-year term expiring on 29th September, 2008. Chui Sai Cheong and Lo King Chiu Charles were appointed for a two-year term expiring on 13th December, 2008. Each Director's fee is HK$10,000 per month.

6. Remuneration of Directors

The Remuneration Committee is to assist the Board in determining the policy and structure for the remuneration of executive Directors, evaluating the performance of executive Directors, reviewing incentive schemes and Directors' service contracts and fixing the remuneration packages for all Directors and senior management.

The members of the Remuneration Committee were:

José Manuel dos Santos (Chairman)
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

The executive Directors' service contracts only renewed in the year ended 31st December, 2005 and expired on 11th February, 2007, therefor no meeting was held during the Year.

7. Nomination of Directors

The purpose of the Nomination Committee is to assist, identify, screen and recommend to the Board appropriate candidates to serve as Directors, to oversee the process for evaluating the performance of the Board and to develop, recommend to the Board and monitor nomination guidelines for the Company.

The members of the Nomination Committee were:

José Manuel dos Santos (Chairman)
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

There is no selection and recommendation of candidates for directorship, and no meeting was held during the Year.

8. Auditors' remuneration

Remuneration of audit is HK$1,850,000 for the Year.

9. Audit Committee

The Audit Committee is to assist the Board to deal with the matters concerning the Auditors, to review the financial information of the Company, and to oversee the financial reporting system and internal control procedures of the Company.

The members of the Audit Committee were:

Chui Sai Cheong (Chairman)
Lo King Chiu Charles
Fung Kee Yue Roger

Four meetings were held during the Year. Record of individual attendance is as follows:

Chui Sai Cheong	4/4
Lo King Chiu Charles	4/4
Fung Kee Yue Roger	4/4

During the Year, the Audit Committee reviewed the financial reports for the Year, for the six months ended 30th June, 2006 and for the quarters ended 31st March, 2006 and 30th September, 2006. The Audit Committee also reviewed and discussed the report of the Auditors to the Audit Committee for the Year and reviewed the Auditors' statutory audit plan for the Year.

The Company established the Audit Committee in compliance with rule 5.28.

10. Other specific disclosures

The Directors are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with HKFRS and the disclosure requirements of the CO. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

The Auditors' responsibility is to express an opinion on these consolidated financial statements based on their audit and to report their opinion solely to the Members, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda and for no other purpose. They do not assume responsibility towards or accept liability to any other person for the contents of the independent Auditor's report.

The Board has conducted a review of the effectiveness of the system of internal control of the Group.

On behalf of the Board

José Manuel dos Santos
Chairman

Macao, 26th March, 2007

Independent Auditors' Report

INDEPENDENT AUDITOR'S REPORT
TO THE SHAREHOLDERS OF VODATEL NETWORKS HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Vodatel Networks Holdings Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 30 to 97, which comprise the consolidated and Company balance sheets as at 31st December, 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section of section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2006 and of the Group's loss and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 26th March, 2007

Consolidated Balance Sheet

	Note	2006 HK$'000	2005 HK$'000
		As at 31st December,	
ASSETS			
Non-current assets			
Freehold land	6	**2,020**	2,020
Property, plant and equipment	7	**3,056**	10,567
Intangible assets	8	**—**	58,165
Investments in associates	10	**445**	1,832
Available-for-sale financial assets	11	**15,502**	19,663
Loaned asset	12	**—**	38,597
		21,023	130,844
Current assets			
Inventories	13	**16,145**	18,619
Income tax prepaid		**936**	84
Trade and bills receivables	14	**171,961**	241,911
Other receivables, deposits and prepayments	14	**26,228**	27,817
Loaned asset	12	**38,748**	—
Loans and receivable	15	**—**	774
Other financial assets at fair value through profit or loss	15	**—**	592
Cash and cash equivalents	16	**107,928**	103,054
		361,946	392,851
Non-current assets held for sale	36(a)	**22,856**	—
		384,802	392,851
Current liabilities			
Trade and bills payables	17	**165,151**	183,884
Other payables and accruals	17	**56,194**	79,146
Current income tax liabilities		**45,043**	54,675
Borrowings	18	**35,527**	39,216
		301,915	356,921
Liabilities directly associated with non-current assets classified as held for sale	36(b)	**64,390**	—
		366,305	356,921
Net current assets		**18,497**	35,930
Total assets less current liabilities		**39,520**	166,774

	Note	As at 31st December, 2006 HK$'000	2005 HK$'000
Financed by:			
EQUITY			
Capital and reserves attributable to the equity holders of the Company			
Share capital	19	**159,058**	159,058
Other reserves	20(a)	**24,348**	29,022
Accumulated losses		**(149,442)**	(65,348)
		33,964	122,732
Minority interest		**5,556**	9,032
Total equity		**39,520**	131,764
LIABILITIES			
Non-current liabilities			
Borrowings	18	**—**	35,010
Total assets less current liabilities		**39,520**	166,774

On behalf of the Board

José Manuel dos Santos
Director

Monica Maria Nunes
Director

The notes on pages 36 to 97 are an integral part of these consolidated financial statements.

Balance Sheet

	Note	As at 31st December, 2006 HK$'000	2005 HK$'000
ASSETS			
Non-current assets			
Investments in subsidiaries	9(a)	**42,586**	73,918
Current assets			
Amounts due from subsidiaries	9(b)	**129,961**	141,177
Other receivables, deposits and prepayments	14	**271**	265
Cash and cash equivalents	16	**336**	236
		130,568	141,678
Current liabilities			
Amounts due to subsidiaries	9(b)	**3,182**	1,842
Other payables and accruals	17	**3,658**	2,922
		6,840	4,764
Net current assets		**123,728**	136,914
Total assets less current liabilities		**166,314**	210,832
Financed by:			
EQUITY			
Capital and reserves attributable to the equity holders of the Company			
Share capital	19	**159,058**	159,058
Other reserves	20(b)	**7,256**	51,774
Total equity		**166,314**	210,832

On behalf of the Board

José Manuel dos Santos
Director

Monica Maria Nunes
Director

The notes on pages 36 to 97 are an integral part of these consolidated financial statements.

Consolidated Income Statement

For the year ended 31st December

	Note	2006 HK$'000	2005 HK$'000 (restated)
Continuing operations			
Revenue	5	**436,720**	462,225
Cost of sales	22	**(380,057)**	(407,528)
Gross profit		**56,663**	54,697
Selling and marketing costs	22	**(7,752)**	(8,163)
Administrative expenses	22	**(71,691)**	(73,903)
Other (losses)/gains - net	23	**(387)**	2,562
Operating loss		**(23,167)**	(24,807)
Impairment of goodwill		**(837)**	—
Finance income	25	**2,679**	3,440
Finance costs	25	**(1,217)**	(5,774)
Finance income/(costs) - net	25	**1,462**	(2,334)
Share of (losses)/gains of associates	10	**(257)**	202
Loss before income tax		**(22,799)**	(26,939)
Income tax credit/(expense)	26	**8,322**	(1,933)
Loss for the Year from continuing operations		**(14,477)**	(28,872)
Discontinued operations			
Loss for the Year from discontinued operations	36(c)	**(71,181)**	(11,676)
Loss for the Year		**(85,658)**	(40,548)
Attributable to:			
Equity holders of the Company		**(84,094)**	(37,488)
Minority interest		**(1,564)**	(3,060)
		(85,658)	(40,548)
Loss per Share for loss from continuing operations attributable to the equity holders of the Company during the Year (expressed in HK cents)			
- basic	29(a)	**2.33**	4.98
- diluted	29(b)	**Not applicable**	Not applicable
Loss per Share for loss from discontinued operations attributable to the equity holders of the Company during the Year (expressed in HK cents)			
- basic	29(a)	**11.37**	1.13
- diluted	29(b)	**Not applicable**	Not applicable
Loss per Share for loss attributable to the equity holders of the Company during the Year (expressed in HK cents)			
- basic	29(a)	**13.70**	6.11
- diluted	29(b)	**Not applicable**	Not applicable
Dividends	30	**—**	—

The notes on pages 36 to 97 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

		Attributable to equity holders of the Company					
	Note	Share capital HK$'000	Other reserves HK$'000	Accumulated losses HK$'000	Total HK$'000	Minority interest HK$'000	Total equity HK$'000
Balance as at 1st January, 2005	20(a)	159,058	42,642	(27,860)	173,840	12,092	185,932
Fair value loss for available-for-sale financial assets	20(a)	—	(10,238)	—	(10,238)	—	(10,238)
Reserves transferred to income statement upon disposal of available-for-sale financial assets	20(a)	—	(596)	—	(596)	—	(596)
Currency translation differences	20(a)	—	(2,786)	—	(2,786)	—	(2,786)
Net expense recognised directly in equity		—	(13,620)	—	(13,620)	—	(13,620)
Loss for the year ended 31st December, 2005		—	—	(37,488)	(37,488)	(3,060)	(40,548)
Total recognised income and expense for the year ended 31st December, 2005		—	(13,620)	(37,488)	(51,108)	(3,060)	(54,168)
Balance as at 31st December, 2005		159,058	29,022	(65,348)	122,732	9,032	131,764
Balance as at 1st January, 2006		159,058	29,022	(65,348)	122,732	9,032	131,764
Fair value loss for available-for-sale financial assets	20(a)	—	(4,010)	—	(4,010)	—	(4,010)
Currency translation differences	20(a)	—	(664)	—	(664)	—	(664)
Net expense recognised directly in equity		—	(4,674)	—	(4,674)	—	(4,674)
Loss for the Year		—	—	(84,094)	(84,094)	(1,564)	(85,658)
Total recognised income and expense for the Year		—	(4,674)	(84,094)	(88,768)	(1,564)	(90,332)
Disposal of MIHL	37	—	—	—	—	(1,430)	(1,430)
Minority interest arising on the acquisition of interests in GTVL	38	—	—	—	—	(482)	(482)
Balance as at 31st December, 2006		159,058	24,348	(149,442)	33,964	5,556	39,520

The notes on pages 36 to 97 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

For the year ended 31st December

	Note	2006 HK$'000	2005 HK$'000
Cash flows from operating activities			
Cash generated from operations	31	**35,983**	9,494
Interest paid		**(2,373)**	(7,511)
Income tax refund		**462**	—
Income tax paid		**(2,329)**	(1,238)
Net cash generated from operating activities		**31,743**	745
Cash flows from investing activities			
Acquisition of additional interests in a subsidiary	38	**(499)**	—
Disposal of a subsidiary, net of cash disposed	37	**2,287**	—
Purchase of property, plant and equipment	7	**(1,382)**	(4,286)
Purchase of intangible assets	8	**(185)**	(428)
Proceeds from sale of property, plant and equipment	31	**1,842**	—
Proceeds from sale of an associate	10	**499**	—
Proceeds from sale of available-for-sale financial assets		**—**	5,599
Cash received upon maturity of convertible bond		**800**	—
Interest received		**2,714**	3,411
Dividend received		**—**	9
Net cash generated from investing activities		**6,076**	4,305
Cash flows from financing activities			
Proceeds from borrowings		**761**	56,347
Repayments of borrowings		**(33,173)**	(127,338)
Net cash used in financing activities		**(32,412)**	(70,991)
Net increase/(decrease) in cash and bank overdrafts		**5,407**	(65,941)
Cash and bank overdrafts at beginning of the Year		**102,652**	168,593
Cash and bank overdrafts at end of the Year		**108,059**	102,652
Analysis of balances of cash and bank overdrafts			
Cash and cash equivalents and bank overdrafts	16	**107,411**	102,652
Cash and bank overdrafts classified as non-current assets held for sale	36	**648**	—
		108,059	102,652

The notes on pages 36 to 97 are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1 General information

The Group carried the vision to deliver high quality solutions to customers allowing them to manage their businesses and reach out for infotainment services, anywhere and anytime. The Group principally engaged in the provision of network and system infrastructure, enterprise solutions and multimedia value-added services.

The Group provided integrated services in network and system infrastructure ranging from network and system planning, design and provision of network equipment and software, installation and implementation to maintenance and technical support for public telecommunications service providers, such as China Telecom, China Netcom, China Unicom and China Mobile, and enterprises in selected vertical markets in Mainland China and Macao, such as gaming operators, cable TV operators, electricity bureaus and governmental authorities.

The Group was also engaged in the provision of multimedia value-added services in the Asia Pacific Region and Europe, offering mobile and fixed line services such as content and campaign management, distribution and billing via a number of platforms including IVR, interactive internet solutions and premium SMS.

Headquartered in Macao, the Group enjoyed a leadership position in Macao and sought to further expand its penetration into the global market.

The Company was a limited liability company incorporated in Bermuda. The address of its registered office was Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The Company is listed on GEM.

This set of consolidated financial statements is presented in thousands of HK$ (HK$'000), unless otherwise stated. This set of consolidated financial statements is approved for issue by the Board on 26th March, 2007.

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies were consistently applied to the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements of the Company were prepared in accordance with HKFRS. The consolidated financial statements were prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and loaned asset.

2 Summary of significant accounting policies (Continued)

(a) Basis of preparation (Continued)

The preparation of financial statements in conformity with HKFRS required the use of certain critical accounting estimates. It also required management to exercise its judgement in the process of applying the accounting policies of the Group. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates were significant to the consolidated financial statements, are disclosed in Note 4.

(i) *Amendments to published standards effective in the Year*

- **HKAS 39 and HKFRS 4 Amendment - Financial Guarantee Contracts.** This amendment required issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (i) the unamortised balance of the related fees received and deferred, and (ii) the expenditure required to settle the commitment at the balance sheet date. The Group has assessed the financial impact arising from the adoption of this amendment and concluded that the financial impact was insignificant.

(ii) *Interpretations to existing standards that were not yet effective and were not early adopted by the Group*

The following interpretations to existing standards were published that would be mandatory for the accounting periods of the Group beginning on or after 1st January, 2006 or later periods that the Group had not early adopted:

- **HKFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to HKAS 1, Presentation of Financial Statements - Capital Disclosures (effective for annual periods beginning on or after 1st January, 2007),** would introduce new disclosures relating to financial instruments. The Group would apply HKFRS 7 and the amendment to HKAS 1 from annual period beginning 1st January, 2007;

- **HK(IFRIC)-Int 8, Scope of HKFRS 2 (effective for annual periods beginning on or after 1st May, 2006).** HK(IFRIC)-Int 8 would require consideration of transactions involving the issue of equity instruments - where the identifiable consideration received would be less than the fair value of the equity instruments issued - to establish whether or not they would fall within the scope of HKFRS 2. The Group would apply HK(IFRIC)-Int 8 from 1st January, 2007, but was not expected to have any impact on the consolidated financial statements of the Group; and

- **HK(IFRIC)-Int 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1st November, 2006).** HK(IFRIC)-Int 10 would prohibit the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group would apply HK(IFRIC)-Int 10 from 1st January, 2007, but was not expected to have any impact on the consolidated financial statements of the Group.

2 Summary of significant accounting policies (Continued)

(a) Basis of preparation (Continued)

(iii) *Interpretations to existing standards that were not yet effective and not relevant for the operations of the Group*

The following interpretations to existing standards were published that would be mandatory for the accounting periods of the Group beginning on or after 1st March, 2006 or later periods but would not be relevant for the operations of the Group:

- **HK(IFRIC)-Int 7, Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflationary Economies (effective from 1st March, 2006).** HK(IFRIC)-Int 7 would provide guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity would identify the existence of hyperinflation in the economy of its Functional Currency, when the economy was not hyperinflationary in the prior period. As none of the entities in the Group had a currency of a hyperinflationary economy as its Functional Currency, HK(IFRIC)-Int 7 would not be relevant to the operations of the Group; and
- **HK(IFRIC)-Int 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1st June, 2006).** HK(IFRIC)-Int 9 would require an entity to assess whether an embedded derivative would be required to be separated from the host contract and accounted for as a derivative when the entity would first become a party to the contract. Subsequent reassessment would be prohibited unless there would be a change in the terms of the contract that would significantly modify the cash flows that otherwise would be required under the contract, in which case reassessment if required. As none of the entities in the Group would change the terms of their contracts, HK(IFRIC)-Int 9 would not be relevant to the operations of the Group.

(iv) *Standards, amendments and interpretations effective in the Year but not relevant for the operations of the Group*

The following standards, amendments and interpretations were mandatory for accounting periods beginning on or after 1st January, 2006 but were not relevant to the operations of the Group:

- HKAS 19 Amendment - Employee Benefits;
- HKAS 21 Amendment - Net Investment in a Foreign Operation;
- HKAS 39 Amendment - Cash Flow Hedge Accounting of Forecast Intragroup Transactions;
- HKAS 39 Amendment - The Fair Value Option;
- HKFRS 1 Amendment - First-time Adoption of Hong Kong Financial Reporting Standards;
- HKFRS 6, Exploration for and Evaluation of Mineral Resources;
- HK(IFRIC)-Int 4, Determining whether an Arrangement contains a Lease;
- HK(IFRIC)-Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and
- HK(IFRIC)-Int 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment.

2 Summary of significant accounting policies (Continued)

(b) Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31st December.

(i) *Subsidiaries*

Subsidiaries were all entities over which the Group had the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that were currently exercisable or convertible were considered when assessing whether the Group controlled another entity.

Subsidiaries were fully consolidated from the date on which control was transferred to the Group. They were de-consolidated from the date that control ceased.

The purchase method of accounting was used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition was measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination were measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the share of the identifiable net assets acquired by the Group was recorded as goodwill (Note 2(f)(i)). If the cost of acquisition was less than the fair value of the net assets of the subsidiary acquired, the difference was recognised directly in the consolidated income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies were eliminated. Unrealised losses were also eliminated unless the transaction provided evidence of an impairment of the asset transferred. Accounting policies of subsidiaries were changed where necessary to ensure consistency with the policies adopted by the Group.

In the balance sheet of the Company, investments in subsidiaries were stated at cost less provision for impairment losses (Note 2(g)). The results of subsidiaries were accounted for by the Company on the basis of dividend received and receivable.

(ii) *Transactions with minority interests*

The Group applied a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests resulted in gains and losses for the Group that were recorded in the consolidated income statement. Purchases from minority interests resulted in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

2 Summary of significant accounting policies (Continued)

(b) Consolidation (Continued)

(iii) *Associates*

Associates were all entities over which the Group had significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates were accounted for using the equity method of accounting and were initially recognised at cost. The investment in associates of the Group included goodwill (net of any accumulated impairment loss) identified on acquisition (Note 2(f)(i)).

The share of post-acquisition profits or losses of the associates of the Group was recognised in the income statement, and its share of post-acquisition movements in reserves was recognised in reserves. The cumulative post-acquisition movements were adjusted against the carrying amount of the investment. When the share of losses in an associate of the Group equaled or exceeded its interest in the associate, including any other unsecured receivables, the Group did not recognise further losses, unless it had incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates were eliminated to the extent of the interest in the associates of the Group. Unrealised losses were also eliminated unless the transaction provided evidence of an impairment of the asset transferred. Accounting policies of associates were changed where necessary to ensure consistency with the policies adopted by the Group.

In the balance sheet of the Company, investments in associates were stated at cost less provision for impairment losses (Note 2(g)). The results of associates were accounted for by the Company on the basis of dividend received and receivable.

(c) Segment reporting

A business segment was a group of assets and operations engaged in providing products or services that were subject to risks and returns that were different from those of other business segments. A geographical segment was engaged in providing products or services within a particular economic environment that were subject to risks and returns that were different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) *Functional Currency and presentation currency*

Items included in the financial statements of each of the entities of the Group were measured using the Functional Currency. The consolidated financial statements were presented in HK$, which was the Functional Currency and presentation currency of the Company.

2 Summary of significant accounting policies (Continued)

(d) Foreign currency translation (Continued)

(ii) *Transactions and balances*

Foreign currency transactions were translated into the Functional Currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies were recognised in the consolidated income statement.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale were analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to the changes in amortised cost were recognised in profit or loss, and other changes in the carrying amount were recognised in equity.

Translation differences on non-monetary financial assets and liabilities were reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss were recognised in the consolidated income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale were included in the available-for-sale reserve in equity.

(iii) *Group companies*

The results and financial position of all the entities in the Group (none of which had the currency of a hyperinflationary economy) that had a Functional Currency different from the presentation currency were translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented were translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement were translated at average exchange rates (unless this average was not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses were translated at the dates of the transactions); and
- all resulting exchange differences were recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, were taken to the equity of the Members. When a foreign operation was partially disposed of or sold, exchange differences that were recorded in equity were recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity were treated as assets and liabilities of the foreign entity and translated at the closing rate.

2 Summary of significant accounting policies (Continued)

(e) Freehold land, property, plant and equipment

Freehold land was stated at cost less impairment as the land had an indefinite useful life and was not subject to depreciation.

Property, plant and equipment were stated at historical cost less depreciation. Historical cost included expenditure that was directly attributable to the acquisition of the items.

Subsequent costs were included in the carrying amount of the asset or recognised as a separate asset, as appropriate, only when it was probable that future economic benefits associated with the item would flow to the Group and the cost of the item could be measured reliably. The carrying amount of the replaced part was derecognised. All other repairs and maintenance were charged in the income statement during the financial period in which they were incurred.

Depreciation on other assets was calculated using the straight-line method to allocate their costs or revalued amounts to their residual values over their estimated useful lives, as follows:

– Building	20 years
– Leasehold improvements	5 years or over the lease terms, whichever is shorter
– Furniture, fixtures, office equipment and leased equipment	2 - 5 years
– Motor vehicles	5 years
– Demonstration equipment	3 years

The residual values and useful lives of the assets were reviewed, and adjusted if appropriate, at each balance sheet date.

The carrying amount of an asset was written down immediately to its recoverable amount if the carrying amount of the asset was greater than its estimated recoverable amount (Note 2(g)).

Gains and losses on disposals were determined by comparing proceeds with the carrying amount and were recognised within administrative expenses, in the income statement. When revalued assets were sold, the amounts included in other reserves were transferred to accumulated losses.

2 Summary of significant accounting policies (Continued)

(f) Intangible assets

(i) *Goodwill*

Goodwill represented the excess of the cost of an acquisition over the fair value of the share of the net identifiable assets of the acquired subsidiary and associate of the Group at the date of acquisition. Goodwill on acquisitions of subsidiaries was included in intangible assets. Goodwill on acquisitions of associates was included in investments in associates and was tested annually for impairment as part of the overall balance. Separately recognised goodwill was tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill were not reversed. Gains and losses on the disposal of an entity included the carrying amount of goodwill relating to the entity sold.

Goodwill was allocated to CGU for the purpose of impairment testing. The allocation was made to those CGU or groups of CGU that were expected to benefit from the business combination in which the goodwill arose. The Group allocated goodwill to each business segment in each country in which it operated (Note 2(g)).

(ii) *Computer software*

Acquired computer software licences were capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs were amortised over their estimated useful lives (three to five years).

Costs associated with developing or maintaining computer software programmes were recognised as an expense incurred. Costs that were directly associated with the development of identifiable and unique software products controlled by the Group, and that would probably generate economic benefits exceeding costs beyond one year, were recognised as intangible assets. Costs included the employee costs incurred as a result of developing software and an appropriate portion of relevant overheads.

Computer software development costs recognised as assets were amortised over their estimated useful lives (not exceeding five years).

(g) Impairment of investments in subsidiaries, associates and non-financial assets

Assets that had an indefinite useful life or had not yet been available for use were not subject to amortisation and were tested annually for impairment. Assets that were subject to amortisation were reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount might not be recoverable. An impairment loss was recognised for the amount by which the carrying amount of the asset exceeded its recoverable amount. The recoverable amount was the higher of the fair value less costs to sell and value in use of an asset. For the purpose of assessing impairment, assets were grouped at the lowest levels for which there were separately identifiable cash flows (CGU). Assets other than goodwill that suffered impairment were reviewed for possible reversal of the impairment at each reporting date.

2 Summary of significant accounting policies (Continued)

(h) Financial assets

The Group classified its financial assets in the following categories: at fair value through profit or loss, loans and receivable and available-for-sale. The classification depended on the purpose for which the financial assets were acquired. Management determined the classification of its financial assets at initial recognition.

(i) *Financial assets at fair value through profit or loss*

Financial assets at fair value through profit or loss were held for trading. A financial asset was classified in this category if acquired principally for the purpose of selling in the short term.

(ii) *Loans and receivable*

Loans and receivable were non-derivative financial assets with fixed or determinable payments that were not quoted in an active market. They were included in current assets, except for maturities greater than twelve months after the balance sheet date. These were classified as non-current assets. Loans and receivable were classified as loans and receivable, trade, bills and other receivables in the balance sheet (Note 2(j)).

(iii) *Available-for-sale financial assets*

Available-for-sale financial assets were non-derivatives that were either designated in this category or not classified in any of the other categories. They were included in non-current assets unless management intended to dispose of the investment within twelve months of the balance sheet date.

Regular purchases and sale of financial assets were recognised on trade-date - the date on which the Group committed to purchase or sell the asset. Investments were initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss were initially recognised at fair value, and transaction costs were expensed in the income statement. Financial assets were derecognised when the rights to receive cash flows from the investments expired or were transferred and the Group had transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss were subsequently carried at fair value. Loans and receivable were carried at amortised cost using the effective interest method.

Gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category were presented in the income statement within other gains - net, in the period in which they arose.

2 Summary of significant accounting policies (Continued)

(h) Financial assets (Continued)

(iii) *Available-for-sale financial assets (Continued)*

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale were analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities were recognised in profit or loss and translation differences on non-monetary securities were recognised in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale were recognised in equity.

When securities classified as available-for-sale were sold or impaired, the accumulated fair value adjustments recognised in equity were included in the income statement as gains and losses from investment securities.

Interest on available-for-sale securities calculated using the effective interest method was recognised in the income statement as part of other income. Dividends on available-for-sale equity instruments were recognised in the income statement as part of other income when the right of the Group to receive payments was established.

The fair values of quoted investments were based on current bid prices. Available-for-sale financial assets that were not quoted in an active market were measured at cost less impairment.

The Group assessed at each balance sheet date whether there was objective evidence that a financial asset or a group of financial assets was impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost was considered as an indicator that the securities were impaired. If any such evidence existed for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - was removed from equity and recognised in the consolidated income statement. Impairment losses recognised in the consolidated income statement on equity instruments were not reversed through the consolidated income statement. Impairment testing of trade receivables was described in Note 2(j).

(iv) *Loaned asset*

Loaned asset was classified as part of the available-for-sale financial assets. Accounting policies on loaned asset was described in Note 2(h) (iii).

(i) Inventories

Inventories were stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprised invoiced cost of inventories. Net realisable value was the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2 Summary of significant accounting policies (Continued)

(j) Trade, bills and other receivables

Trade and other receivables were recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade, bills and other receivables was established when there was objective evidence that the Group would not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor would enter bankruptcy or financial reorganisation, and default or delinquency in payments were considered indicators that the trade receivable was impaired. The amount of the provision was the difference between the carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate of the asset. The carrying amount of the assets was reduced through the use of an allowance account, and the amount of the loss was recognised in the consolidated income statement within administrative expenses. When a trade receivable was uncollectible, it was written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off were credited against administrative expenses in the income statement.

(k) Cash and cash equivalents

Cash and cash equivalents included cash in hand, deposits held at call with banks and bank overdrafts. Bank overdrafts were shown within borrowings in current liabilities on the balance sheet.

(l) Share capital

Shares were classified as equity.

Incremental costs directly attributable to the issue of new Shares or options were shown in equity as a deduction, net of tax, from the proceeds.

(m) Trade and bills payables

Trade and bills payables were recognised initially at fair value and subsequently measured at amoritsed cost using the effective interest method.

(n) Borrowings

Borrowings were recognised initially at fair value, net of transaction costs incurred. Borrowings were subsequently stated at amortised cost and any difference between the proceeds (net of transaction costs) and the redemption value was recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings were classified as current liabilities unless the Group had an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

2 Summary of significant accounting policies (Continued)

(o) Deferred income tax

Deferred income tax was provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax was not accounted for if it arose from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affected neither accounting nor taxable profit or loss. Deferred income tax was determined using tax rates (and laws) that were enacted or substantially enacted by the balance sheet date and were expected to apply when the related deferred income tax asset was realised or the deferred income tax liability was settled.

Deferred income tax assets were recognised to the extent that it was probable that future taxable profit would be available against which the temporary differences could be utilised.

Deferred income tax was provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference was controlled by the Group and it was probable that the temporary difference would not be reversed in the foreseeable future.

(p) Employee benefits

(i) *Pension obligations*

Group companies operated various defined contribution pension schemes. The schemes were generally funded through payments to insurance companies or trustee-administered funds. A defined contribution plan was a pension plan under which the Group paid contributions into a separate entity. The Group had no legal nor constructive obligations to pay further contributions if the fund did not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The Group paid contributions to publicly or privately administered pension insurance plans for defined contribution plans on a mandatory, contractual or voluntary basis. The Group had no further payment obligations once the contributions were paid. The contributions were recognised as employee benefit expense when they were due. Prepaid contribution was recognised as an asset to the extent that a cash refund or a reduction in the future payments was available.

2 Summary of significant accounting policies (Continued)

(p) Employee benefits (Continued)

(ii) *Share-based compensation*

The Group operated an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options was recognised as an expense. The total amount to be expensed over the vesting period was determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions were included in assumptions about the number of options that were expected to vest. At each balance sheet date, the entity revised its estimates of the number of options that were expected to vest. It recognised the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs were credited to share capital (nominal value) and share premium when the options were exercised.

(iii) *Termination benefits*

Termination benefits were payable when employment was terminated by the Group before the normal retirement date, or whenever an employee accepted voluntary redundancy in exchange for these benefits. The Group recognised termination benefits when it was demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than twelve months after balance sheet date were discounted to present value.

(iv) *Profit-sharing and bonus plan*

The Group recognised a liability and an expense for bonuses and profit-sharing, based on a formula that took into consideration the profit attributable to the Members after certain adjustments. The Group recognised a provision where contractually obliged or where there was a past practice that had created a constructive obligation.

2 Summary of significant accounting policies (Continued)

(q) Provisions

Provisions were recognised when the Group had a present legal or constructive obligation as a result of past events. It was probable that an outflow of resources would be required to settle the obligation and the amount was reliably estimated. Provisions were not recognised for future operating losses.

Where there were a number of similar obligations, the likelihood that an outflow would be required in settlement was determined by considering the class of obligations as a whole. A provision was recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations might be small.

Provisions were measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflected current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time was recognised as interest expense.

(r) Revenue recognition

Revenue comprised the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the activities of the Group. Revenue was shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognised revenue when the amount of the revenue could be reliably measured and it was probable that future economic benefits would flow to the entity and specific criteria were met for each of the activities of the Group as described below. The amount of revenue was not considered to be reliably measurable until all contingencies relating to the sale were resolved. The Group based its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i) *Design, sale and implementation of data networking systems and provision of related engineering services*

Revenue from the design, sale and implementation of data networking systems and the provision of related engineering services were recognised upon the satisfactory completion of installation, which generally coincided with the time when the systems were delivered to customers.

2 Summary of significant accounting policies (Continued)

(r) Revenue recognition (Continued)

(ii) *Sale of mobile phones - wholesale*

The Group sold a range of mobile phones in the wholesale market. Sale of goods were recognised when a group entity delivered products to the wholesaler. The wholesaler had full discretion over the channel and price to sell the products, and there was no unfulfilled obligation that could affect the acceptance of the products by the wholesaler. Delivery did not occur until the products were shipped to the specified location, the risks of obsolescence and loss were transferred to the wholesaler, and either the wholesaler had accepted the products in accordance with sales contract, the acceptance provisions lapsed, or the Group had objective evidences that all criteria for acceptance were satisfied.

Customers had a right to return faulty products in the wholesale market. Sales were recorded based on the price specified in the sales contracts, net of the estimated returns, at the time of sale. No element of financing was deemed present as the sales were made with a credit term of less than one month, which was consistent with the market practice.

(iii) *Sale of mobile phones - retail*

The Group operated a retail outlet for selling mobile phones. Sale of goods was recognised when a group entity delivered a product to the customer. Retail sales were usually in cash.

It was the policy of the Group to sell its products to the end customer with a right of return within one week. The Group did not operate any loyalty programme.

(iv) *Digital image processing management solutions*

Revenue from the provision of digital image processing management solutions was recognised upon the transfer of risks and rewards of ownership, which generally coincided with the time when the goods were delivered to the customers and the title had passed.

(v) *Sale of services*

The Group sold maintenance services to the end users. These services were provided as a fixed-price contract, with contract terms generally ranging from less than one year to three years.

Revenue from fixed-price contracts for delivering maintenance services was generally recognised in the period the services were provided, using a straight-line basis over the term of the contract.

Revenue from provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS, commission income and management fee income were recognised when the related services were rendered.

2 Summary of significant accounting policies (Continued)

(r) Revenue recognition (Continued)

(vi) *Interest income*

Interest income was recognised on a time-proportion basis using the effective interest method. When a receivable was impaired, the Group reduced the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continued unwinding the discount as interest income. Interest income on impaired loans was recognised using the original effective interest rate.

(vii) *Dividend income*

Dividend income was recognised when the right to receive payment was established.

(viii) *Operating lease rental income*

Operating lease rental income was recognised over the term of the lease on a straight-line basis.

(s) Operating lease

Leases in which a significant portion of the risks and rewards of ownership were retained by the lessor were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to the income statement on a straight-line basis over the period of the lease.

Equipment leased out under operating leases was included in property, plant and equipment in the balance sheet. They were depreciated over their expected useful lives on a basis consistent with similar owned equipment. Lease income (net of any incentive given to lessee) was recognised over the term of the lease on a straight-line basis.

2 Summary of significant accounting policies (Continued)

(t) Borrowing costs

Borrowing costs were charged to the income statement in the year in which they were incurred.

(u) Contingent liabilities and contingent assets

A contingent liability was a possible obligation that arose from past events and whose existence would only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It could also be a present obligation arising from past events that was not recognised because it was not probable that outflow of economic resources would be required or the amount of obligation could not be measured reliably.

A contingent liability was not recognised but was disclosed in the notes to the financial statements. When a change in the probability of an outflow occurred so that the outflow was probable, it would then be recognised as a provision.

A contingent asset was a possible asset that arose from past events and whose existence would be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

A contingent asset was not recognised but was disclosed in the notes to the financial statements when an inflow of economic benefits was probable. When inflow was virtually certain, an asset was recognised.

(v) Non-current assets held for sale and discontinued operations

Non-current assets were classified as non-current assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amounts were recovered principally through a sale transaction rather than through a continuing use.

Certain comparative figures were restated for the impact of the discontinued operations as set out in Note 36.

3 Financial risk management

(a) Financial risk factors

The activities of the Group exposed it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The overall risk management programme of the Group focused on the unpredictability of financial markets and sought to minimise potential adverse effects on the financial performance of the Group.

Risk management was carried out by the Directors. The Directors identified and evaluated financial risks in close co-operation with the operating units of the Group.

(i) *Market risk*

– Foreign exchange risk

The Group operated internationally and was exposed to foreign exchange risk arising from various currency exposures, primarily with respect to HK$ and €. Foreign exchange risk arose from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

The Group had certain investments in foreign operations, whose net assets were exposed to foreign currency translation risk. Currency exposure arising from the net assets of the foreign operations of the Group was managed primarily through borrowings denominated in the relevant foreign currencies to endeavour a natural hedge.

– Price risk

The Group was exposed to equity securities price risk because certain investments held by the Group were classified on the consolidated balance sheet as available-for-sale financial assets. The Group was not exposed to commodity price risk. To manage its price risk arising from investments in equity securities, the Group diversified its portfolio. Diversification of the portfolio was done in accordance with the limits set by the Group.

– Cash flow and fair value interest rate risk

As the Group had no significant interest-bearing assets, the income and operating cash flows of the Group were substantially independent of changes in market interest rates.

The interest rate risk of the Group arose from borrowings. Borrowings issued at variable rates exposed the Group to cash flow interest rate risk. Borrowings at fixed rates exposed the Group to fair value interest rate risk. During the Year and 2005, the borrowings of the Group at variable rates were denominated in MOP and €. The Group endeavoured to maintain the borrowings on a relatively short term basis which would be refinanced when considered appropriate.

3 Financial risk management (Continued)

(a) Financial risk factors (Continued)

(ii) *Credit risk*

Credit risk was managed on a group basis. Credit risk arose from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables and committed transactions. Directors assessed the credit quality of each customer, taking into account its financial position, past experience and other factors. Individual risk limits were set based on internal or external ratings in accordance with limits set by the Board. The utilisation of credit limits was regularly monitored. Sales to retail customers were settled in cash.

(iii) *Liquidity risk*

Prudent liquidity risk management included maintaining sufficient cash and availability of funding from an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the Directors maintained flexibility in funding by maintaining availability of funding under committed credit lines.

(b) Fair value estimation

The fair value of financial instruments traded in active markets (such as available-for-sale securities) was based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group was the current bid price.

Available-for-sale financial assets that were not quoted in an active market were measured at cost less impairment.

The carrying value less impairment provision of trade receivables and payables was a reasonable approximation to their fair values. The fair value of financial liabilities for disclosure purpose was estimated by discounting the future contractual cash flows at the current market interest rate that was available to the Group for similar financial instruments.

4 Critical accounting estimates and judgements

Estimates and judgements were continuously evaluated and were based on historical experience and other factors, including expectations of future events that were believed to be reasonable under the circumstances.

(a) Critical accounting estimates and assumptions

The Group made estimates and assumptions concerning the future. The resulting accounting estimates would, by definition, seldom equal the related actual results. The estimates and assumptions that had a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) *Estimated impairment of goodwill*

The Group tested annually whether goodwill had suffered any impairment in accordance with the accounting policy stated in Note 2(g). The recoverable amounts of CGU were determined based on value-in-use calculations. These calculations required the use of estimates (Note 8).

(ii) *Income taxes*

The Group was subject to income taxes in numerous jurisdictions. Significant judgement was required in determining the worldwide provision for income taxes. There were many transactions and calculations for which the ultimate tax determination was uncertain during the ordinary course of business. The Group recognised liabilities for anticipated tax audit issues based on estimates of whether additional taxes would be due. Where the final tax outcome of these matters was different from the amounts that were initially recorded, such differences would impact the income tax and deferred tax provisions in the period in which such determination was made.

(b) Critical judgement in applying the accounting policies of the entity

Impairment of financial assets

The Group followed the guidance of HKAS 39 in determining when an available-for-sale financial asset was impaired. This determination required significant judgement. In making this judgement, the Group evaluated, among other factors, the duration and extent to which the fair value of an investment was less than its cost; and the financial health of and near-term business outlook of the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

5 Segment information

(a) Primary reporting format - business segments

As at 31st December, 2005, the Group was organised into three main business segments:

- Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods;
- Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS; and
- Provision of digital image processing management solutions.

With the increase in sale of mobile phones during the Year, sale of mobile phones qualified as a separate segment and the 2005 comparatives were restated.

On 13th June, 2006, the Group disposed of the segment of provision for digital image processing management solutions (Note 37). On 24th November, 2006, the Group determined to dispose of the operations relating to the provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS, and was expected to sell the entire operation in 2007 (Note 36).

As a result, as at 31st December, 2006, the Group was organised into two main segments:

- Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods; and
- Sale of mobile phones.

5 Segment information (Continued)

(a) Primary reporting format - business segments (Continued)

The segment results for the Year were as follows:

	Continuing operations				Discontinued operations		
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Sale of mobile phones HK$'000	Unallocated HK$'000	Total HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Total HK$'000
Revenue	379,751	56,969	–	436,720	25,381	74,358	99,739
Operating loss	(11,351)	(2,047)	(9,769)	(23,167)	(3,484)	(14,312)	(17,796)
Impairment of goodwill	(837)	–	–	(837)	–	(60,212)	(60,212)
Gain on disposal of subsidiaries	–	–	–	–	8,137	–	8,137
Finance income				2,679			61
Finance costs				(1,217)			(1,156)
Finance income/(costs) - net (Note 25)				1,462			(1,095)
Share of loss of associates (Note 10)				(257)			–
Loss before income tax				(22,799)			(70,966)
Income tax credit/(expense) (Note 26)				8,322			(215)
Loss for the Year				(14,477)			(71,181)

5 Segment information (Continued)

(a) Primary reporting format - business segments (Continued)

The segment results for the year ended 31st December, 2005 were as follows:

	Continuing operations				Discontinued operations		
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Sale of mobile phones HK$'000	Unallocated HK$'000	Total HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Total HK$'000
Revenue	408,551	53,674	–	462,225	48,050	85,156	133,206
Operating loss	(2,548)	(2,180)	(20,079)	(24,807)	(7,850)	(1,222)	(9,072)
Impairment of goodwill	–	–	–	–	(512)	–	(512)
Finance income				3,440			131
Finance costs				(5,774)			(1,737)
Finance costs - net (Note 25)				(2,334)			(1,606)
Share of profit of associates (Note 10)				202			–
Loss before income tax				(26,939)			(11,190)
Income tax expense (Note 26)				(1,933)			(486)
Loss for the year ended 31st December, 2005				(28,872)			(11,676)

5 Segment information (Continued)

(a) Primary reporting format - business segments (Continued)

Other segment items included in the income statements were as follows:

	Continuing operations			Discontinued operations		
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Sale of mobile phones HK$'000	Total HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Total HK$'000
Year						
Depreciation	3,750	239	3,989	308	1,022	1,330
Amortisation	—	—	—	—	597	597
Impairment of goodwill	837	—	837	—	60,212	60,212
Impairment of software licence	—	—	—	—	293	293
Impairment of trade receivables	3,224	494	3,718	—	3,591	3,591
Provision for inventories	—	—	—	109	—	109
Year ended 31st December, 2005						
Depreciation	4,463	211	4,674	598	1,758	2,356
Amortisation	—	—	—	—	648	648
Impairment of goodwill	—	—	—	512	—	512
Impairment of software licence	—	—	—	78	—	78
Impairment of trade receivables	6,963	17	6,980	—	360	360
Provision for inventories	7,337	17	7,354	—	—	—

5 Segment information (Continued)

(a) Primary reporting format - business segments (Continued)

Inter-segment transfers or transactions were entered into in the normal course of business at terms determined and agreed by both parties.

Segment assets consisted primarily of freehold land, property, plant and equipment, intangible assets, inventories, receivables, cash and cash equivalents. Unallocated assets comprised available-for-sale financial assets, loaned asset, loans and receivable and other financial assets at fair value through profit or loss.

Segment liabilities comprised operating liabilities. Unallocated liabilities comprised borrowings.

Capital expenditure comprised additions to property, plant and equipment and intangible assets.

The segment assets and liabilities as at 31st December, 2006 and capital expenditure for the Year are as follows:

	Continuing operations				Discontinued operations		
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Sale of mobile phones HK$'000	Unallocated HK$'000	Total HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Total HK$'000
Assets	362,577	4,426	15,521	382,524	–	22,856	22,856
Associates	445	–	–	445	–	–	–
Total assets	363,022	4,426	15,521	382,969	–	22,856	22,856
Liabilities	297,084	1,158	3,673	301,915	–	64,390	64,390
Capital expenditure	668	–	–	668	57	859	916

5 Segment information (Continued)

(a) Primary reporting format - business segments (Continued)

The segment assets and liabilities as at 31st December, 2005 and capital expenditure for the Year then ended were as follows:

	Continuing operations				Discontinued operations		
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Sale of mobile phones HK$'000	Unallocated HK$'000	Total HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Total HK$'000
Assets	335,662	5,512	60,154	401,328	28,448	92,087	120,535
Associates	1,818	–	–	1,818	14	–	14
Total assets	337,480	5,512	60,154	403,146	28,462	92,087	120,549
Liabilities	273,196	1,275	37,926	312,397	20,678	58,856	79,534
Capital expenditure	1,074	–	–	1,074	593	3,048	3,641

5 Segment information (Continued)

(b) Secondary reporting format - geographical segments

The four business segments of the Group operated in three main geographical areas, even though they were managed on a worldwide basis.

The continuing operations of the Group were mainly in places within Mainland China, Hong Kong and Macao, while the discontinued operations of the Group were mainly in Hong Kong and Macao and Europe for the Year.

Revenue

	2006 HK$'000	2005 HK$'000
Continuing operations		
Mainland China	**157,900**	215,086
Hong Kong and Macao	**278,820**	247,139
	436,720	462,225
Discontinued operations		
Mainland China	**562**	2,773
Hong Kong and Macao	**24,819**	45,277
Europe	**74,358**	85,156
	99,739	133,206

Revenue was allocated based on the places in which customers were located.

Total assets

	2006 HK$'000	2005 HK$'000
Continuing operations		
Mainland China	**106,889**	100,969
Hong Kong and Macao	**260,114**	268,653
Europe	**—**	92,087
	367,003	461,709
Associates (Note 10)	**445**	1,832
Unallocated assets	**15,521**	60,154
	382,969	523,695
Discontinued operations		
Europe	**22,856**	—

Total assets were allocated based on where the assets were located.

5 Segment information (Continued)

(b) Secondary reporting format - geographical segments (Continued)

Capital expenditure

	2006 HK$'000	2005 HK$'000 (restated)
Continuing operations		
Mainland China	**324**	210
Hong Kong and Macao	**344**	864
	668	1,074
Discontinued operations		
Hong Kong and Macao	**57**	593
Europe	**859**	3,048
	916	3,641

Capital expenditure was allocated based on where the assets were located.

6 Freehold land - Group

Freehold land was located in Macao and carried at cost.

7 Property, plant and equipment - Group

	Buildings HK$'000	Leasehold improvements HK$'000	Furniture, fixtures, office equipment and leased equipment HK$'000	Motor vehicles HK$'000	Demonstration equipment HK$'000	Total HK$'000
As at 1st January, 2005						
Cost	280	5,040	57,309	2,895	491	66,015
Accumulated depreciation	(38)	(2,853)	(47,120)	(2,078)	(291)	(52,380)
Net book amount	242	2,187	10,189	817	200	13,635
Year ended 31st December, 2005						
Opening net book amount	242	2,187	10,189	817	200	13,635
Exchange differences	–	–	(298)	(26)	–	(324)
Additions	–	773	2,684	829	–	4,286
Depreciation for continuing operations (Note 22)	19	(708)	(3,569)	(290)	(126)	(4,674)
Depreciation for discontinued operations	–	(303)	(1,969)	(84)	–	(2,356)
Closing net book amount	261	1,949	7,037	1,246	74	10,567
As at 31st December, 2005						
Cost	280	5,569	51,751	3,435	491	61,526
Accumulated depreciation	(19)	(3,620)	(44,714)	(2,189)	(417)	(50,959)
Net book amount	261	1,949	7,037	1,246	74	10,567
Year						
Opening net book amount	261	1,949	7,037	1,246	74	10,567
Exchange differences	–	–	240	100	–	340
Additions	–	66	978	338	–	1,382
Disposal of subsidiaries (Note 37)	–	(662)	(377)	–	(34)	(1,073)
Disposals	–	–	(38)	(286)	–	(324)
Depreciation for continuing operations (Note 22)	(14)	(773)	(2,975)	(220)	(7)	(3,989)
Depreciation for discontinued operations	–	(156)	(1,112)	(29)	(33)	(1,330)
Less: included in non-current assets held for sale (Note 36)	–	–	(1,641)	(876)	–	(2,517)
Closing net book amount	247	424	2,112	273	–	3,056
As at 31st December, 2006						
Cost	280	2,617	16,193	2,406	281	21,777
Accumulated depreciation	(33)	(2,193)	(14,081)	(2,133)	(281)	(18,721)
Net book amount	247	424	2,112	273	–	3,056

7 Property, plant and equipment - Group (Continued)

Depreciation expense was incurred in administrative expenses.

The Group leased out equipment to a lessee under an agreement which would terminate in 2007. The agreement did not include any extension option.

Lease rental income amounting to approximately HK$1,727,000 (2005: HK$2,524,000) relating to the lease of leased equipment were included in the income statement.

As at 31st December, 2006, the gross carrying amount of leased equipment and the accumulated depreciation were approximately HK$5,459,000 (2005: HK$5,459,000) and HK$4,851,000 (2005: HK$3,032,000) respectively. The depreciation expense for the Year was approximately HK$1,819,000 (2005: HK$1,819,000).

8 Intangible assets - Group

	Goodwill HK$'000	Software licence HK$'000	Total HK$'000
As at 1st January, 2005			
Cost	99,507	20,877	120.384
Accumulated amortisation and impairment	(33,088)	(19,398)	(52,486)
Net book amount	66,419	1,479	67,898
Year ended 31st December, 2005			
Opening net book amount	66,419	1,479	67,898
Exchange differences	(8,741)	(182)	(8,923)
Additions	—	428	428
Amortisation charge for discontinued operations (Note (a))	—	(648)	(648)
Impairment charge for discontinued operations (Note (b))	(512)	(78)	(590)
Closing net book amount	57,166	999	58,165
As at 31st December, 2005			
Cost	87,705	20,015	107,720
Accumulated amortisation and impairment	(30,539)	(19,016)	(49,555)
Net book amount	57,166	999	58,165

8 Intangible assets - Group (Continued)

	Goodwill HK$'000	Software licence HK$'000	Total HK$'000
Year			
Opening net book amount	57,166	999	58,165
Exchange differences	3,866	74	3,940
Additions (Note 38)	17	185	202
Amortisation charge for discontinued operations (Note (a))	—	(597)	(597)
Impairment charge for continuing operations (Note (b))	(837)	—	(837)
Impairment charge for discontinued operations (Note (b))	(60,212)	(293)	(60,505)
Disposals	—	(128)	(128)
Less: included in non-current assets held for sale (Note 36)	—	(240)	(240)
Closing net book amount	—	—	—
As at 31st December, 2006			
Cost	10,947	—	10,947
Accumulated amortisation and impairment	(10,947)	—	(10,947)
Net book amount	—	—	—

Notes:

(a) Amortisation was included in the administrative expenses for the discontinued operations.

(b) The carrying amount of the segment was reduced to its recoverable amount through recognition of an impairment loss against goodwill. These impairment charges were disclosed in the income statement separately for continuing operations and discontinued operations.

8 Intangible assets - Group (Continued)

Impairment tests for goodwill

Goodwill was allocated to the CGUs of the Group identified according to region of operation and business segment. The impairment of goodwill of approximately HK$837,000 and HK$60,212,000 were related to the Mainland China segment for the design, sale and implementation of data networking systems, provision of related engineering services and sale of goods and the Europe segment for the provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS respectively.

The recoverable amount of a CGU was determined based on value-in-use calculations. These calculations used pre-tax cash flow projections based on financial budgets approved by management covering a three-year period. Management determined budgeted gross margin based on past performance and its expectations for the market development. The discount rates used were pre-tax and reflected specific risks relating to the relevant segments. A long-term growth rate into perpetuity was not used to extrapolate cash flows beyond the budget period. Instead, management used earnings multiple to determine the terminal value of the respective CGU of the Group. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operated.

The discount rate used for the analysis of the CGU is as follows:

	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS
Discount rate	14.60%	14.50%

The impairment charge arose in the CGU for the continuing operations in Mainland China and for the discontinued operations in Europe. This was the result of an acquisition of subsidiaries in the prior years which continued to make significant losses.

9 Investments in and amounts due from/to subsidiaries - Company

(a) Investments in subsidiaries

	2006 HK$'000	2005 HK$'000
Investments, at cost, unlisted	**73,918**	73,918
Impairment of investments in subsidiaries	**(31,332)**	—
	42,586	73,918

The following was a list of the principal subsidiaries as at 31st December, 2006:

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Approximate effective interest held
泰思通軟件(上海)有限公司 ("TSTSH")	PRC, limited liability company	Research and development of software and related software consultancy services in Mainland China	US$510,000	83%
廣州市愛達利發展有限公司 ("GVDL")	PRC, limited liability company	Design, sale and implementation of data networking systems and provision of related engineering services in Mainland China	RMB3,000,000	54%
廣州市圖文資訊有限公司 ("GZIC")	PRC, limited liability company	Provision of internet related data services in Mainland China	RMB1,000,000	44% (Note (ii))
廣州愛達利科技有限公司 ("VTGL")	PRC, limited liability company	Design, sale and implementation of data networking systems and provision of related engineering services in Mainland China	RMB3,000,000	100%

9 Investments in and amounts due from/to subsidiaries - Company (Continued)

(a) Investments in subsidiaries (Continued)

The following was a list of the principal subsidiaries as at 31st December, 2006: (Continued)

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Approximate effective interest held
Communications Appliances Ou Chung Limited	Macao, limited liability company	Sale of mobile phones in Macao	MOP3,002,000	100%
Guangzhou Thinker Vodatel Limited	PRC, limited liability company	Research and development of wireless data communications and internet related products in Mainland China	US$3,000,000	92% (Note (iii))
Multi Asia (HK) Limited	Hong Kong, limited liability company	Dormant	1 ordinary share of HK$1 each	100%
Mega Datatech Limited	Macao, limited liability company	Provision of computer software, hardware and system integration in Macao	MOP100,000	100%
Power Express (Macau) Limited	Macao, limited liability company	Sale of communications equipment in Macao	MOP1,685,000	100%
Servicios Telefónicos de Audiotex, Sociedad Anónima (Note (i))	Spain, limited liability company	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS in Spain	150,000 ordinary registered shares of €6.01021 each	60%
SuperCom GmbH Audiotex Systeme (Note (i))	Germany, limited liability company	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS in Germany	25,000 Deutsche Mark (the lawful currency of Germany before the introduction of €)	60%

9 Investments in and amounts due from/to subsidiaries - Company (Continued)

(a) Investments in subsidiaries (Continued)

The following was a list of the principal subsidiaries as at 31st December, 2006: (Continued)

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Approximate effective interest held
Teleconcept Multimedia B.V. (Note (i))	The Netherlands, limited liability company	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS in the Netherlands	1,800 ordinary shares of €10 each	60%
Teleconcept- Multimedia N.V. (Note (i))	The Netherlands, limited liability company	Investment holding in Finland, Germany, Hong Kong, the Netherlands and Spain	11,250,000 ordinary shares of €0.01 each	60%
Teleconcept-Multimedia China Limited (Note (i))	Hong Kong, limited liability company	Dormant	1 ordinary share of HK$1 each	60%
Tel-More Productions Oy (Note (i))	Finland, limited liability company	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS in Finland	100 ordinary shares of €500 each	60%
Tidestone Science and Technology (Hong Kong) Company Limited	Hong Kong, limited liability company	Investment holding in Mainland China and software consultancy services in Hong Kong	1,000 ordinary shares of HK$1 each	83%
Vodatel Holdings Limited	BVI, limited liability company	Investment holding and design, sale and implementation of data networking systems and provision of related engineering services in Macao	10,000 shares of US$1 each	100%[1]

9 Investments in and amounts due from/to subsidiaries - Company (Continued)

(a) Investments in subsidiaries (Continued)

The following was a list of the principal subsidiaries as at 31st December, 2006: (Continued)

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Approximate effective interest held
Vodatel Integrated Solutions (Vietnam) Limited (Note (i))	Vietnam, limited liability company	Design sale and implementation of data networking systems and provision of related engineering services in Vietnam	US$20,000	75%
Vodatel Networks (H.K.) Limited	Hong Kong, limited liability company	Sale of data networking systems and provision of related engineering services in Hong Kong	2 ordinary shares of HK$1 each	100%
Vodatel Systems Inc.	BVI, limited liability company	Design, sale and implementation of data networking systems and provision of related engineering services in Macao	1,000 ordinary shares of US$1 each	100%
Vodatel Systems Inc. - Macao Commercial Offshore	Macao, limited liability company	Dormant	MOP100,000	100%
Vodatel Systems (HK) Limited	BVI, limited liability company	Provision of warehouse services in Hong Kong	1,000 ordinary shares of US$1 each	100%

[1] Shares held directly by the Company

Notes:

(i) Subsidiaries not audited by PricewaterhouseCoopers. The aggregate net assets of subsidiaries not audited by PricewaterhouseCoopers amounted to approximately 19.02% of the net assets of the Group.

(ii) GVDL held 81.82% interest directly in GZIC.

(iii) On 29th December, 2006, the effective interests of the Group in GTVL increased from 60% to 81.6% following the acquisition of an effective interest of 21.6% in GTVL from the minority shareholder of GTVL with a consideration of RMB500,000 (approximately HK$499,000). In this transaction, the Group recorded a goodwill of HK$17,000 (Note 38).

9 Investments in and amounts due from/to subsidiaries - Company (Continued)

(b) Amounts due from/to subsidiaries

The amounts due from/to subsidiaries were unsecured, interest-free and repayable on demand.

10 Investments in associates - Group

	2006 HK$'000	2005 HK$'000
Beginning of the Year	**1,832**	1,630
Share of (loss)/profit	**(257)**	202
	1,575	1,832
Disposal (Note)	**(1,130)**	—
End of the Year	**445**	1,832

The investments of the Group in its associate, which was unlisted as at 31st December, 2006, were as follows:

Name	Place of incorporation	Particulars of registered capital held	Effective interest held
Source Tech Limited	Macao	MOP100,000	45%

	Assets HK$'000	Liabilities HK$'000	Revenue HK$'000	Loss HK$'000
Year ended 31st December, 2005	8,273	(1,245)	4,170	(9,682)
Year	1,490	(500)	3,593	(1,592)

Note:

On 30th November, 2006, the Group disposed of its interest in GLGTCT to a minority shareholder of GTVL for a cash consideration of approximately RMB500,000 (approximately HK$499,000). A loss of approximately HK$631,000 was recognised and included in administrative expenses (Note 22).

11 Available-for-sale financial assets - Group

	2006 **HK$'000**	2005 HK$'000
Beginning of the year	**19,663**	24,059
Additions	**—**	8,300
Disposals	**—**	(2,490)
Revaluation (Note 20(a))	**(4,161)**	(10,206)
End of the year	**15,502**	19,663

There were no disposals of listed securities (2005: approximately HK$2,490,000) and no impairment provision on available-for-sale financial assets during the Year (2005: Nil).

Available-for-sale financial assets included the following:

	2006 **HK$'000**	2005 HK$'000
Equity securities:		
- Listed – Hong Kong (Note)	**8,606**	12,767
- Unlisted	**6,896**	6,896
	15,502	19,663

	2006 **HK$'000**	2005 HK$'000
Available-for-sale financial assets were denominated in the following currencies:		
HK$	**8,607**	12,768
MOP	**1,110**	1,110
US$	**5,785**	5,785
	15,502	19,663

11 Available-for-sale financial assets - Group (Continued)

Note:

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued share capital	Approximate effective interest held
Mobile Telecom Network (Holdings) Limited	The Cayman Islands, limited liability company	Development, provision and sale of mobile internet communication telecommunication and related services in Hong Kong and other Asian countries	472,811,363 ordinary shares of US$0.01 each	20%

The Group had 20% interest in MTNHL, which was listed on GEM. The Group had no representation on the board of directors of MTNHL, did not participate in policy-making process, had no material transaction with MTNHL, had no interchange of managerial personnel and did not provide essential technical information to MTNHL or vice versa. The significant influence from the Group to MTNHL was absent, thus MTNHL was not an associate of the Group.

12 Loaned asset - Group

	2006 HK$'000	2005 HK$'000
Unlisted debt securities traded on inactive markets and private issuers:		
Beginning of the year	**38,597**	38,629
Revaluation (Note 20(a))	**151**	(32)
End of the year	**38,748**	38,597
Less: current portion	**(38,748)**	—
Non-current portion	**—**	38,597

The loaned asset represented unlisted debt securities traded on inactive markets and issued by private issuers, which was secured against certain borrowings as at 31st December, 2006 (Note 18). The debt securities would mature in October, 2007.

The loaned asset was denominated in US$ (2005: US$).

13 Inventories - Group

	2006 **HK$'000**	2005 HK$'000
Networking and image processing equipment	**15,478**	17,980
Mobile phones	**667**	639
	16,145	18,619

The cost of inventories recognised as expense and included in cost of sales amounted to approximately HK$345,150,000 (2005: approximately HK$377,600,000).

During the year ended 31st December, 2005, the Group recognised a loss of approximately HK$7,354,000 for the provision of its inventories. The loss was included in cost of sales in the income statement.

As at 31st December, 2006, the amount of inventories that were carried at net realisable value amounted to approximately HK$5,938,000 (2005: HK$ 13,472,000).

14 Trade, bills and other receivables - Group and Company

	Group		Company	
	2006 **HK$'000**	2005 HK$'000	**2006** **HK$'000**	2005 HK$'000
Trade and bills receivables	**249,727**	329,195	**—**	—
Less: provision for impairment of receivables	**(77,766)**	(87,284)	**—**	—
Trade and bills receivables - net	**171,961**	241,911	**—**	—
Other receivables, deposits and prepayments	**26,228**	27,817	**271**	265
	198,189	269,728	**271**	265

14 Trade and other receivables - Group and Company (Continued)

The carrying amounts of the trade and bill receivables approximated their fair value.

Sales of the Group were on receipts in advance, letter of credit documents against payment and open terms credit. The credit terms granted to customers varied and were generally the result of negotiations between the individual customer and the Group. As at 31st December, 2006, the ageing analysis of the trade and bills receivables was as follows:

	2006 HK$'000	2005 HK$'000
Within three months	**110,657**	175,538
> Three months but ≤ six months	**20,225**	46,327
> Six months but ≤ twelve months	**18,571**	15,703
Over twelve months	**100,274**	91,627
	249,727	329,195

The carrying amounts of the trade and bills receivables of the Group were denominated in the following currencies:

	2006 HK$000	2005 HK$000
HK$	**6,900**	10,770
US$	**66,007**	83,326
Other currencies	**99,054**	147,815
	171,961	241,911

Movements on the provision for impairment of trade and bills receivables were as follows:

	2006 HK$000	2005 HK$000
Beginning of the year	**87,284**	86,704
Less: included in non-current assets held for sale	**(13,236)**	—
Beginning of the year (restated)	**74,048**	86,704
Impairment for continuing operations (Note 22)	**3,718**	6,980
Impairment for discontinued operations	**—**	360
Unused amounts reversed	**—**	(6,760)
End of the year	**77,766**	87,284

The creation and release of impairment for receivables were included in administrative expenses in the income statement. Amounts charged to the allowance account were generally written off when there was no expectation of recovering additional cash.

15 Loans and receivable and other financial assets at fair value through profit or loss - Group

	2006 HK$000	2005 HK$000
Investments in convertible bonds, listed, split into:		
Loans and receivable	—	774
Other financial assets at fair value through profit and loss	—	592
	—	1,366
Market value of listed securities	—	592

Other financial assets at fair value through profit or loss were presented within the section on operating activities as part of changes in working capital in the cash flow statement.

In the year ended 31st December 2005, unrealised fair value loss in respect of the other financial assets at fair value through profit or loss of approximately HK$1,384,000 was recorded in other gains - net in the income statement (Note 23).

A loss of HK$592,000 was recorded during the Year when the convertible bonds were fully repaid in the Year (2005: Nil) (Note 23).

16 Cash and cash equivalents - Group and Company

	Group		Company	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Cash at bank and in hand	107,914	73,475	336	236
Short-term bank deposits	14	29,579	—	—
	107,928	103,054	336	236

The effective interest rate on short-term bank deposits was 3.25% (2005: 4%). These deposits had an average maturity of fourteen days.

16 Cash and cash equivalents - Group and Company (Continued)

Cash and cash equivalents and bank overdrafts included the following for the purpose of the cash flow statement:

	Group		Company	
	2006 HK$'000	2005 HK$'000	**2006 HK$'000**	2005 HK$'000
Cash and cash equivalents	**107,928**	103,054	**336**	236
Bank overdrafts (Note 18)	**(517)**	(402)	**—**	—
	107,411	102,652	**336**	236

17 Trade, bills and other payables - Group and Company

	Group		Company	
	2006 HK$'000	2005 HK$'000	**2006 HK$'000**	2005 HK$'000
Trade and bills payables (Note)	**165,151**	183,884	**—**	—
Other payables and accruals (Note)	**56,194**	79,146	**3,658**	2,922
	221,345	263,030	**3,658**	2,922

As at 31st December, 2006, the ageing analysis of the trade and bills payables (including amounts due to related parties of trading in nature) was as follows:

	Group	
	2006 HK$'000	2005 HK$'000
Within three months	**100,766**	139,595
> Three months but ≤ six months	**1,899**	34,411
> Six months but ≤ twelve months	**20,292**	4,238
Over twelve months	**42,194**	5,640
	165,151	183,884

Note:

Included in trade, bills and other payables were approximately HK$561,000 (2005: HK$375,000) and HK$452,000 (2005: HK$493,000), which were due to José Manuel dos Santos, a Director and a related company owned by him respectively.

18 Borrowings - Group

	2006 HK$'000	2005 HK$'000
Non-current		
Bank borrowings, secured (Note)	—	35,010
Current		
Other loans, unsecured	—	13,783
Bank overdrafts (Note 16)	517	402
Bank borrowings, secured (Note 12)	35,010	—
Bank borrowings, unsecured	—	25,031
	35,527	39,216
Total borrowings	35,527	74,226

Note:

Secured bank borrowings of approximately HK$35,010,000 (2005: HK$35,010,000) were secured by unlisted debt securities traded on inactive markets and issued by private issuers of approximately HK$38,748,000 (2005: HK$ 38,597,000) (Note 12).

Bank borrowings were repayable in 2007, and bore an annual coupon rate of 2.56% annually (2005: 8%).

As at 31st December, 2006, the borrowings of the Group were repayable as follows:

	Bank borrowings and overdrafts		Other loans	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Within one year	35,527	25,433	—	13,783
Between one and two years	—	35,010	—	—
	35,527	60,443	—	13,783

18 Borrowings - Group (Continued)

The effective interest rates at the balance sheet date were as follows:

	2006		2005		
	MOP	**US$**	MOP	€	US$
Bank overdrafts	9%	—	9%	—	—
Bank borrowings	—	2.56%	—	—	8%
Other loan	—	—	—	8%	—

The exposure of the borrowings of the Group to interest rate changes and the contractual repricing dates were as follows:

	2006 HK$'000	2005 HK$'000
Six months or less	**517**	39,216
Six months to twelve months	**35,010**	—
One to five years	—	35,010
	35,527	74,226

The carrying amounts of all borrowings approximated their fair value.

The carrying amounts of the borrowings were denominated in the following currencies:

	Group	
	2006 HK$'000	2005 HK$'000
MOP	**517**	402
US$	**35,010**	60,041
€	—	13,783
	35,527	74,226

In addition, the Group had the following undrawn borrowing facilities:

	2006 HK$'000	2005 HK$'000
Floating rate		
- expiring beyond one year	**135,577**	161,657

The facilities were annual facilities subjected to review at various dates during 2007.

19 Share capital

	Number of Shares	Ordinary shares HK$'000	Share premium HK$'000	Total HK$'000
As at 1st January, 2005, 31st December, 2005 and 31st December, 2006	613,819,000	61,382	97,676	159,058

The total authorised number of ordinary shares was 2,000,000,000 (2005: 2,000,000,000) with a par value of HK$0.10 per Share (2005: HK$0.10 per Share). All issued Shares were fully paid.

Share options

Share options were granted to all executive Directors and certain employees. The exercise price of the granted options was higher than the market price of the Shares on the date of the grant. The options were exercisable starting on the date on which the option was granted and accepted by the grantee, or expiring on 4th November, 2012, whichever is earlier. The options had a contractual option term of three years. The Group had no legal or constructive obligation to repurchase or settle the options in cash.

Pursuant to a special general meeting of the Company held on 5th November, 2002, the share option scheme adopted by the Company on 10th February, 2000 was terminated and another share option scheme was approved and adopted. Under a share option scheme approved by the Members, the Directors might, at their discretion, invite full-time employees including executive Directors to take up options to subscribe for the Shares in issue from time to time (excluding Shares issued on exercise of options under the share option scheme). A nominal consideration at HK$1 was paid by the employees for each lot of share options granted. Share options could be exercised immediately after the date of grant and before the expiry date.

Movements in the number of share options outstanding and their related weighted average exercise price of HK$0.42 per Share were as follows:

	Options	
	2006	2005
As at 1st January	**12,896,000**	14,466,000
Lapsed	**(12,896,000)**	(1,570,000)
As at 31st December	**—**	12,896,000

Share options outstanding as at 1st January, 2006 lapsed on 29th June, 2006 with an exercise price of HK$0.42 per Share.

20 Other reserves - Group and Company

(a) Group

	Capital redemption reserve HK$'000	Available-for-sale investments reserve HK$'000	Merger reserve HK$'000 (Note (i))	Translation reserve HK$'000	Statutory reserve HK$'000 (Note (ii))	Total HK$'000
Balance as at 1st January, 2005	702	3,308	35,549	3,034	49	42,642
Revaluation (Notes 11 and 12)	–	(10,238)	–	–	–	(10,238)
Reserves transferred to income statement upon disposal of available-for-sale financial assets	–	(596)	–	–	–	(596)
Currency translation differences	–	–	–	(2,786)	–	(2,786)
Balance as at 31st December, 2005	702	(7,526)	35,549	248	49	29,022
Balance as at 1st January, 2006	702	(7,526)	35,549	248	49	29,022
Revaluation (Notes 11 and 12)	–	(4,010)	–	–	–	(4,010)
Currency translation differences	–	–	–	(664)	–	(664)
Balance as at 31st December, 2006	702	(11,536)	35,549	(416)	49	24,348

Note:

(i) The merger reserve of the Group included the difference between the nominal value of the share capital of a subsidiary acquired and the nominal value of the Shares in exchange thereof together with an existing balance on the share premium account of a subsidiary.

(ii) The Macao Decreto-Lei n.° 40/99/M Código Comercial (Commercial Code) required a company incorporated in Macao to set aside a minimum of 25% of the profit after income tax expense to the statutory reserve each financial year until the balance of the reserve reached a level equivalent to 50% of the capital of the company. Statutory reserve represented the amount set aside from the income statement and was not distributable to Members.

20 Other reserves - Group and Company (Continued)

(b) Company

	Contributed surplus HK$'000 (Note(i))	Capital redemption reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
As at 1st January, 2005	73,718	702	(10,928)	63,492
Loss for the year ended 31st December, 2005	—	—	(11,718)	(11,718)
As at 31st December, 2005	73,718	702	(22,646)	51,774
As at 1st January, 2006	73,718	702	(22,646)	51,774
Loss for the Year	—	—	(44,518)	(44,518)
As at 31st December, 2006	73,718	702	(67,164)	7,256

Note:

(i) The contributed surplus represented the difference between the consolidated shareholders' funds of the subsidiaries and the nominal value of the Shares issued for the acquisition at the time of the group reorganisation. Under the Companies Act 1981 of Bermuda (as amended), contributed surplus was distributable to Members, subject to the condition that the Company could not declare or pay a dividend, or make a distribution out of contributed surplus if (1) it was, or would after the payment be, unable to pay its liabilities as they become due, or (2) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

(ii) Distributable reserves of the Company as at 31st December, 2006 amounted to approximately HK$6,554,000 (2005: HK$51,072,000).

21 Deferred income tax

Deferred income tax assets were recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through the future taxable profits was probable. The Group did not recognise deferred income tax assets of approximately HK$50,470,000 (2005: approximately HK$28,726,000) in respect of losses amounting to approximately HK$201,295,000 (2005: approximately HK$109,659,000) that could be carried forward against future taxable income. The tax losses would not expire.

There was no other material unprovided deferred income tax as at 31st December, 2006.

22 Expenses by nature

	2006 HK$'000	2005 HK$'000 (restated)
Auditors' remuneration		
charge for the year	**3,322**	2,643
under/(over) provision in prior years	**482**	(937)
Cost of inventories (Note 13)	**345,150**	377,600
Depreciation (Note 7)	**3,989**	4,674
Employee benefit expense (Note 24)	**41,269**	36,437
Impairment of trade receivables (Note 14)	**3,718**	6,980
Loss on disposal of an associate (Note 10)	**631**	—
Operating lease payments		
- land and buildings	**2,545**	2,209
Provision for inventories	**—**	7,354
Transportation expenses	**1,650**	1,623
Other expenses	**56,744**	51,011
Total cost of sales, selling and marketing costs and administrative expenses	**459,500**	489,594

23 Other (losses)/gains - net

	2006 HK$'000	2005 HK$'000 (restated)
Other financial assets at fair value through profit or loss:		
- Unrealised fair value losses (Note 15)	—	(1,384)
Dividend income	**—**	9
Gains on disposal of available-for-sale financial assets	**—**	3,704
Loss on disposal of other financial assets through profit or loss (Note 15)	**(592)**	—
Other gains	**205**	233
	(387)	2,562

No investment income was derived from available-for-sale financial assets during the Year. The investment income from listed investments for the year ended 31st December, 2005 was HK$9,000 and that for unlisted investments was HK$2,187,000.

24 Employee benefit expense

	2006 HK$'000	2005 HK$'000 (restated)
Wages and salaries	**39,293**	34,501
Directors' fees	**880**	880
Social security costs	**1,017**	1,070
Unutilised annual leave	—	27
Pension costs - defined contribution plans	**128**	149
Long service payment	**(49)**	(190)
	41,269	36,437

(a) Directors' and senior management's emoluments

The remuneration of every Director for the Year is set out below:

	Fees		Salary		Employer's contribution to pension scheme	Total	
Name of Director	Continuing operations HK$'000	Discontinued operations HK$'000	Continuing operations HK$'000	Discontinued operations HK$'000	Continuing operations HK$'000	Continuing operations HK$'000	Discontinued operations HK$'000
José Manuel dos Santos	130	65	3,604	520	—	3,734	585
Yim Hong	130	33	1,398	—	12	1,540	33
Kuan Kin Man	130	33	751	—	—	881	33
Monica Maria Nunes	130	—	635	—	12	777	—
Chui Sai Cheong	120	66	—	—	—	120	66
Lo King Chiu Charles	120	—	—	—	—	120	—
Fung Kee Yue Roger	120	—	—	—	—	120	—

The remuneration of every Director for the year ended 31st December, 2005 is set out below:

	Fees		Salary		Employer's contribution to pension scheme	Total	
Name of Director	Continuing operations HK$'000	Discontinued operations HK$'000	Continuing operations HK$'000	Discontinued operations HK$'000	Continuing operations HK$'000	Continuing operations HK$'000	Discontinued operations HK$'000
José Manuel dos Santos	130	130	3,604	520	—	3,734	650
Yim Hong	130	60	1,398	254	12	1,540	314
Kuan Kin Man	130	60	751	—	—	881	60
Monica Maria Nunes	130	—	524	—	12	666	—
Chui Sai Cheong	120	120	—	—	—	120	120
Lo King Chiu Charles	120	—	—	—	—	120	—
Fung Kee Yue Roger	120	—	—	—	—	120	—

24 Employee benefit expense (Continued)

(a) Directors' and senior management's emoluments (Continued)

No Director waived or agreed to waive any of their emoluments in respect of the Year and the year ended 31st December, 2005.

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the Year included two (2005: two) Directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2005: three) individuals during the Year are as follows:

	2006 HK$'000	2005 HK$'000
Basic salaries and allowances	**3,457**	4,216
Bonuses	**659**	—
Pension costs - defined contribution plan	**344**	385
	4,460	4,601

The emoluments fell within the following bands:

	Number of individuals	
	2006	2005
Emolument bands		
HK$1,000,000 - HK$1,500,000	**1**	2
HK$1,500,001 - HK$2,000,000	**2**	1

25 Finance income and costs

	2006 HK$'000	2005 HK$'000 (restated)
Interest expense:		
- bank borrowings: bank loans and overdrafts - wholly repayable within five years	**(1,217)**	(5,774)
Finance costs	**(1,217)**	(5,774)
Finance income	**2,679**	3,440
Finance income/(costs) - net	**1,462**	(2,334)

26 Income tax (credit)/expense

Hong Kong profits tax was provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the Year. Taxation on overseas profits was calculated on the estimated assessable profit for the Year at the rates of taxation prevailing in the regions in which the Group operated.

	2006 **HK$'000**	2005 HK$'000 (restated)
Current income tax		
- Hong Kong profits tax	**30**	—
- Macao complementary profits tax	**766**	36
- Mainland China profits tax	**3,337**	1,897
- Over-provision in prior years	**(12,455)**	—
	(8,322)	1,933

The tax on the loss before income tax of the Group differed from the theoretical amount that would arise using the weighted average tax rate applicable to loss of the consolidated companies as follows:

	2006 **HK$'000**	2005 HK$'000 (restated)
Loss before income tax for continuing operations	**(22,799)**	(26,939)
Tax calculated at the domestic tax rates applicable to losses in the respective regions	**(1,605)**	(4,692)
Income not subject to tax	**(5,676)**	(1,534)
Expenses not deductible for tax purposes	**7,705**	1,892
Mainland China deemed income tax	**—**	36
Over-provision in prior years	**(12,455)**	—
Utilisation of previously unrecognised tax losses	**—**	(1,430)
Tax losses for which no deferred income tax asset was recognised	**3,709**	7,661
Income tax (credit)/expense	**(8,322)**	1,933

The weighted average applicable tax rate was 14.28% (2005:14.94%). The change was caused by a change in the profitability of the subsidiaries of the Group in the respective regions.

27 Net foreign exchange (gains)/losses

The exchange differences recognised in the income statement were included as follows:

	2006 HK$'000	2005 HK$'000
Administrative expenses	(1,457)	1,859

28 Loss attributable to equity holders of the Company

The loss attributable to equity holders of the Company was dealt with in the financial statements of the Company to the extent of approximately HK$44,518,000 (2005: HK$11,718,000).

29 Loss per Share

(a) Basic

Basic loss per Share was calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of Shares in issue during the Year.

	2006	2005
Continuing operations		
Loss attributable to equity holders of the Company (HK$'000)	14,316	30,581
Weighted average number of Shares in issue (thousands)	613,819	613,819
Basic loss per Share (HK cents)	2.33	4.98
Discontinued operations		
Loss attributable to equity holders of the Company (HK$'000)	69,778	6,907
Weighted average number of Shares in issue (thousands)	613,819	613,819
Basic loss per Share (HK cents)	11.37	1.13
Total		
Loss attributable to equity holders of the Company (HK$'000)	84,094	37,488
Weighted average number of Shares in issue (thousands)	613,819	613,819
Basic loss per Share (HK cents)	13.70	6.11

(b) Diluted

No diluted loss per Share for the Year was presented as there were no options, warrants or other convertible instruments in issue as at 31st December, 2006. No diluted loss per Share for the year ended 31st December, 2005 was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

30 Dividends

No dividend was paid during the Year (2005: Nil).

The Directors did not recommend the payment of a final dividend for the Year (2005: Nil).

31 Cash generated from operations

Reconciliation of loss before income tax to net cash inflow generated from operations:

	2006 HK$'000	2005 HK$'000 (restated)
Loss before income tax		
- Continuing operations	**(22,799)**	(26,939)
- Discontinued operations	**(79,103)**	(11,190)
- Gain on disposal of subsidiaries	**8,137**	—
Loss before income tax	**(93,765)**	(38,129)
Adjustments for:		
- Amortisation of software licence	**597**	648
- Depreciation	**5,319**	7,030
- Dividend income	**—**	(9)
- Fair value losses on other financial assets at fair value through profit or loss	**—**	1,384
- Foreign exchange (gains)/losses on operating activities	**(3,695)**	4,459
- Gain on disposal of available-for-sale financial assets	**—**	(3,704)
- Gain on disposal of subsidiaries	**(8,137)**	—
- Loss on disposal of other financial assets through profit or loss	**592**	—
- Goodwill impairment charge	**61,049**	512
- Impairment of inventories	**—**	7,354
- Share of loss/(profit) from associates	**257**	(202)
- Impairment of software licence	**293**	78
- Impairment of trade receivables	**7,309**	7,340
- Interest income	**(2,740)**	(3,571)
- Gain on disposal of property, plant and equipment (see below)	**(1,518)**	—
- Finance costs	**2,373**	7,511
- Loss on disposal of an associate	**631**	—
- Loss on disposal of intangible assets	**128**	—
	(31,307)	(9,299)
Changes in working capital		
- Inventories	**511**	21,619
- Trade and bills receivables and other receivables, deposits and prepayments	**36,121**	(66,033)
- Trade and bills payables	**18,600**	68,487
- Other payables and accruals	**12,058**	(5,280)
Cash generated from operations	**35,983**	9,494

31 Cash generated from operations (Continued)

In the cash flow statement, proceeds from disposal of property, plant and equipment comprise:

	2006 HK$'000	2005 HK$'000
Net book amount	**324**	—
Gain on disposal of property, plant and equipment	**1,518**	—
Proceeds from disposal of property, plant and equipment	**1,842**	—

32 Contingencies

The Company had contingent liabilities in respect of bank guarantees arising in the ordinary course of business.

It was not anticipated that any material liabilities would arise from the contingent liabilities.

The Company gave guarantees in the ordinary course of business amounting to approximately HK$162,465,000 (2005: approximately HK$213,136,000) to subsidiaries, as disclosed in Note 9.

The Company executed guarantees amounting to approximately HK$21,360,000 (2005: approximately HK$41,086,000) with respect to banking facilities and trade credits made available to subsidiaries. As at 31st December, 2006, no borrowing was outstanding against the facilities (2005: approximately HK$25,433,000).

33 Operating lease commitments - where the Group was the lessee

The Group leased various offices and a warehouse under non-cancellable operating lease agreements. The leases had varying terms, escalation clauses and renewal rights.

The Group also leased various motor vehicles under non-cancellable operating lease agreements. The lease expenditure expensed in the income statement for continuing operations during the Year was disclosed in Note 22.

The future aggregate minimum lease payments under non-cancellable operating leases were as follows:

	2006 HK$'000	2005 HK$'000
No later than one year	**2,715**	4,508
Later than one year and no later than five years	**1,600**	4,131
	4,315	8,639

34 Operating leases - where the Group was the lessor

The future minimum lease payments receivable under non-cancellable operating leases were as follows:

	2006 HK$'000	2005 HK$'000
No later than one year	**899**	1,727
Later than one year and no later than five years	**—**	899
	899	2,626

35 Related party transactions

During the Year, the Group had significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by both parties, details of which were as follows:

(a) The Group had transactions with a related company owned by a Director, José Manuel dos Santos, as follows:

	2006 HK$'000	2005 HK$'000
Sale of goods	**31**	90
Purchase of goods	**—**	(45)
Occupancy costs	**(717)**	(767)

(b) During the Year, the Group paid occupancy costs of approximately HK$108,000 (2005: HK$717,000) and HK$54,000 (2005: HK$47,000) to a Director, José Manuel dos Santos and to a director of certain subsidiaries respectively.

(c) Management considered remuneration to all key management of the Group are disclosed in Note 24 to the financial statements.

(d) During the Year, the Group paid management fee of approximately HK$36,000 (2005: approximately HK$570,000) to a company owned by a former director of various subsidiaries.

(e) As at 31st December, 2006, other receivables, deposits and prepayments included in the non-current assets held for sale (Note 36) consisted of loans to related parties of approximately HK$2,053,000 (2005: HK$1,836,000) which was already fully provided for.

(f) As at 31st December, 2006, short-term borrowings included in the liabilities directly associated with non-current assets held for sale (Note 36) consisted of loan from a related party of approximately HK$1,040,000 (2005: HK$930,000) and other payables and accruals included the corresponding interest payable of approximately HK$147,000 (2005: HK$61,000).

35 Related party transactions (Continued)

(g) On 29th December, 2006, the effective interests of the Group in GTVL increased from 60% to 81.6% following the acquisition of an effective interest of 21.6% in GTVL from the minority shareholder of GTVL with a consideration of RMB500,000 (approximately HK$499,000) (Note 38).

36 Non-current assets held for sale and discontinued operations

During the Year, the Group disposed of its interests in MIHL, which was previously presented as a separate segment for provision of digital imaging processing management solutions (Note 37). The disposal was completed on 13th June, 2006.

In addition, the Group determined to dispose of TCM, which was previously presented as a separate segment for provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS on 24th November, 2006. The assets and liabilities related to TCM as at 31st December, 2006 were presented as held for sale. It was expected that the sale of TCM will be completed in 2007.

(a) Non-current assets held for sale

	2006 **HK$'000**	2005 HK$'000
Non-current assets held for sale:		
- Property, plant and equipment	**2,517**	—
- Intangible assets	**240**	—
- Trade and bill receivables	**13,196**	—
- Other receivables, deposit and prepayments	**5,771**	—
- Cash and cash equivalents	**1,132**	—
Total	**22,856**	—

(b) Liabilities directly associated with non-current assets classified as held for sale

	2006 **HK$'000**	2005 HK$'000
Trade and bill payables	**27,351**	—
Other payables and accruals	**28,394**	—
Current income tax liabilities	**510**	—
Borrowings	**7,651**	—
Bank overdrafts	**484**	—
Total	**64,390**	—

36 Non-current assets held for sale and discontinued operations (Continued)

(c) Analysis of the results of discontinued operations

	2006 HK$'000	2005 HK$'000
Revenue	**99,739**	133,206
Cost of sales	**(77,016)**	(100,544)
Gross profit	**22,723**	32,662
Selling and marketing costs	**(1,205)**	(1,466)
Administrative expenses	**(42,333)**	(47,453)
Other gains - net	**3,019**	7,185
Operating loss	**(17,796)**	(9,072)
Impairment of goodwill	**(60,212)**	(512)
Finance income	**61**	131
Finance costs	**(1,156)**	(1,737)
Loss from discontinued operations - before income tax	**(79,103)**	(11,190)
Income tax expense	**(215)**	(486)
Loss from discontinued operations - after income tax	**(79,318)**	(11,676)
Gain on disposal of subsidiaries (net of tax) (Note 37)	**8,137**	—
Loss for the Year from discontinued operations	**(71,181)**	(11,676)

(d) Analysis of the cash flows from discontinued operations

	2006 HK$'000	2005 HK$'000
Operating cash flows	**3,438**	4,258
Investing cash flows	**1,092**	(3,477)
Financing cash flows	**(7,761)**	(906)
Total cash flows	**(3,231)**	(125)

36 Non-current assets held for sale and discontinued operations (Continued)

(e) Expenses by nature

	2006 HK$'000	2005 HK$'000
Amortisation of software licence	**597**	648
Cost of inventories	**41,514**	66,312
Depreciation	**1,330**	2,356
Employees' benefit expense	**23,282**	27,478
Impairment of software licence	**293**	78
Impairment of trade receivables	**3,592**	360
Operating lease payments - land and buildings	**3,265**	3,592
Transportation expenses	**—**	219
Other expenses	**46,671**	48,420
Total cost of sales, selling and marketing costs and administrative expenses	**120,544**	149,463

(f) Operating lease commitments - where TCM was the lessee

The future aggregate minimum lease payments under non-cancellable operating leases were as follows:

	2006 HK$'000	2005 HK$'000
No later than one year	**1,551**	2,934
Later than one year and no later than five years	**1,248**	3,436
	2,799	6,370

37 Disposal of subsidiaries

On 13th June 2006, the Group disposed of its interest of 61.05% in MIHL for a consideration satisfied by cash of approximately HK$10,378,000. MIHL ceased to be a subsidiary of the Company following the disposal and the Company had no more shareholding interest in MIHL.

	HK$'000
Sale proceeds	10,378
Net book value of net assets disposed of	(2,241)
Gain on disposal of MIHL (Note 36 (c))	8,137

The assets and liabilities disposed of at the date of disposal were as follows:

Property, plant and equipment	1,073
Inventories	1,963
Trade receivables	7,180
Other receivables, deposits and prepayments	1,962
Cash and cash equivalents	8,091
Trade payables	(9,982)
Other payables and accruals	(6,616)
Minority interest	(1,430)
	2,241

38 Business combinations

On 29th December, 2006, the effective interests of the Group in GTVL increased from 60% to 81.6% following the acquisition of an effective interest of 21.6% in GTVL from the minority shareholder of GTVL with a consideration of RMB500,000 (approximately HK$499,000). In this transaction, the Group recorded a goodwill of HK$17,000. The acquired business contributed revenue of approximately HK$25,976,000 and net loss of approximately HK$8,548,000 to the Group for the Year.

Details of net assets acquired and goodwill were as follows:

	2006 HK$'000
Purchase consideration settled in cash	**499**
Fair value of net assets acquired - shown as below	**(482)**
Goodwill (Note 8)	17

38 Business combinations (Continued)

The carrying amount of assets and liabilities as at 31st December, 2006 arising from the acquisition was as follows:

	2006 HK$'000
Cash and cash equivalents	4,291
Property, plant and equipment	45
Income tax prepaid	936
Trade and other receivables	7,752
Trade and other payables	(11,820)
Net assets	1,204
Carrying value of net assets acquired	482
Purchase consideration settled in cash	(499)

Five Fiscal Periods Financial Summary

For the Year

Results	Year ended 31st December, 2006 HK$'000	Year ended 31st December, 2005 HK$'000	Eighteen months ended 31st December, 2004 HK$'000	Year ended 30th June, 2003 HK$'000	Year ended 30th June, 2002 HK$'000 (restated)
(Loss)/profit attributable to					
- equity holders	(84,094)	(37,488)	(173,625)	10,594	56,992
- minority interest	(1,564)	(3,060)	(17,277)	(562)	1,763
Assets and liabilities					
Total assets	405,825	523,695	585,170	491,822	552,275
Total liabilities	(366,305)	(391,931)	(400,365)	(145,153)	(220,609)
Total equity	39,520	131,764	184,805	346,669	331,666

Definitions

In this annual report (excluding the "Independent Auditors' Report to the shareholders of the Company"), unless the context otherwise requires, the following expressions shall have the following meanings:

"Acquisition"	acquisition of the Sale Equity contemplated under the Agreement
"Auditors"	the auditors of the Company
"Agreement"	the sale and purchase agreement entered into between the Vendor, VCL and GVDL on 29th December, 2006
"AIOUM"	Asia International Open University (Macau)
"Associated Corporations"	corporations: - 1. which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or 2. (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued share of that class
"Audit Committee"	the audit committee of the Company
"Australia"	Commonwealth of Australia
"Board"	the board of the Directors
"BVI"	British Virgin Islands
"Bye-laws"	the existing bye-laws of the Company
"CGU"	cash-generating unit
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"CO"	the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) as amended from time to time
"Code"	the code provisions of the Code of Corporate Governance Practices set out in Appendix 15 of the GEM Listing Rules
"Company"	Vodatel Networks Holdings Limited
"Controlling Shareholder"	any person who is or group of persons who were together entitled to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Code on Takeovers and Mergers approved by the Securities and Futures Commission, established under section 3 of the Securities and Futures Commission Ordinance (Cap. 24 of the Laws of Hong Kong) and continuing in existence under section 3 of the SFO, as amended from time to time, as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company or who is or are in a position to control the composition of a majority of the Board

Definitions

"CPPCC"	Chinese People's Political Consultative Conference
"Director(s)"	the director(s) of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Finland"	The Republic of Finland (not applicable to Voxtel Finland Oy)
"Functional Currency"	the currency of the primary economic environment in which an entity operates
"Gazetted Newspapers"	those newspapers which were, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the CO by the Chief Secretary of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Germary"	The Federal Republic of Germany
"GLGTCT"	廣州普天同創通信科技有限公司, details of which can be referred to in Note 10 to the financial statements
"Group" or "Vodatel"	the Company and its subsidiaries
"GTVL"	Guangzhou Thinker Vodatel Limited, details of which can be referred to in Note 9 to the financial statements
"GVDL"	廣州市愛達利發展有限公司, details of which can be referred to in Note 9 to the financial statements
"GZIC"	廣州市圖文資訊有限公司, details of which can be referred to in Note 9 to the financial statements
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"HKAS"	Hong Kong Accounting Standard
"HKFRS"	financial reporting standards approved by the Council of the HKICPA, and includes all HKAS and interpretations of HKFRS approved by the HKICPA from time to time
"HKICPA"	the Hong Kong Institute of Certified Public Accountants, established under the Professional Accountants Ordinance (Cap. 50 of the Laws of Hong Kong)

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to Hong Kong Accounting Standard, The Stock Exchange of Hong Kong Limited, the Hong Kong Institute of Certified Public Accountants and Tidstone Science and Technology (Hong Kong) Company Limited)
"IVR"	interactive voice response
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Macao"	the Macao Special Administrative Region of the PRC (not applicable to the Macao Chamber of Commerce, the Macao Junior Chamber of Commerce and Vodatel Systems Inc. — Macao Commercial Offshore)
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"MDL"	Mega Datatech Limited, details of which can be referred to in Note 9 to the financial statements
"Member(s)"	holder(s) of Shares
"MIHL"	MegaInfo Holdings Limited, a company incorporated in Bermuda with limited liability and shares of HK$0.01 each in the capital of MIHL are listed on GEM
"MOP"	Patacas, the lawful currency of Macao
"MTNHL"	Mobile Telecom Network (Holdings) Limited, details of which can be referred to in Note 11 to the financial statements, and whose shares are listed on GEM
"the Netherlands"	The Kingdom of the Netherlands
"Nomination Committee"	the nomination committee of the Company
"NUPT"	Nanjing University of Posts and Telecommunications
"OSS"	Operation Support System
"PRC"	The People's Republic of China
"Remuneration Committee"	the remuneration committee of the Company
"RMB"	Renminbi, the lawful currency of Mainland China
"Sale Equity"	40% equity interest in GTVL
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time

Definitions

"SGMBH"	SuperCom GmbH Audiotex Systeme, details of which can be referred to in Note 9 to the financial statements
"Share(s)	share(s) of HK$0.10 each in the capital of the Company
"SMS"	short message services
"Spain"	The Kingdom of Spain
"STASA"	Servicios Telefónicos de Audiotex, Sociedad Anónima, details of which can be referred to in Note 9 to the financial statements
"Substantial Shareholder"	in relation to companies means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., details of which can be referred to in Note 9 to the financial statements
"TMBV"	Teleconcept Multimedia B.V., details of which can be referred to in Note 9 to the financial statements
"TSTSH"	泰思通軟件(上海)有限公司, details of which can be referred to in Note 9 to the financial statements
"UK"	The United Kingdom of Great Britain and Northern Ireland
"UM"	University of Macau
"USA"	The United States of America
"US$"	United States Dollar, the lawful currency of USA
"VCL"	Vodatel China Limited, incorporated in BVI with limited liability and an indirectly wholly-owned subsidiary of the Company
"Vendor"	廣州創想科技有限公司, a company incorporated in the PRC with limited liability
"VFO"	Voxtel Finland Oy, details of which can be referred to in Note 9 to the financial statements
"VHL"	Vodatel Holdings Limited, details of which can be referred to in Note 9 to the financial statements
"Vietnam"	The Socialist Republic of Vietnam
"Year"	the year ended 31st December, 2006
"Zetronic"	Zetronic Communications (Macau) Limited, a company incorporated in Macao with limited liability
"€"	Euro, the lawful currency of the European Union

愛達利

(股票代號：八〇三三)



二〇〇六年 年報

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

目錄

公司資料

董事

執行董事

José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事

崔世昌
盧景昭
馮祈裕

授權代表

嚴康
羅嘉雯

公司秘書

傅俊毅
(香港特許秘書公會會士、英國特許秘書及行政人員公會會員、特許公認會計師公會資深會員及資深會計師)

合資格會計師

傅俊毅
(香港特許秘書公會會士、英國特許士秘書及行政人員公會會員、特許公認會計師公會資深會員及資深會計師)

法規主管

羅嘉雯

審核委員會

崔世昌
盧景昭
馮祈裕

核數師

羅兵咸永道會計師事務所
執業會計師
香港
中環
太子大廈二十二樓

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處兼主要營業地點

澳門
氹仔永福街七十四號
愛達利大廈
電話：(八五三)二八七二一一八二，
二八七一八〇三三
傳真：(八五三)二八七一七八〇〇，
二八七五二九〇九

香港營業地點

香港
北角屈臣道二至八號
海景大廈B座七樓七一三B室
電話：(八五二)二五八七八八六八
傳真：(八五二)二五八七八〇三三

網站

http://www.vodatelsys.com

往來銀行

澳門商業銀行
大西洋銀行股份有限公司

香港股份登記分處

雅柏勤證券登記有限公司
香港
皇后大道東一號
太古廣場三期
二十八樓

公司簡介

本集團銳意為客戶提供優質方案，讓客戶隨時隨地處理事務，獲取資訊。本集團主要提供網絡及系統基礎設施、企業方案及多媒體增值服務。

本集團提供網絡及系統基礎設施集成服務，服務範圍由規劃、設計、提供網絡設備及軟件、安裝及開通網絡及系統，以至為公共電訊服務運營商客戶包括中國電信、中國網通、中國聯通、中國移動及中國內地與澳門經挑選的垂直市場企業用戶例如博彩經營商、有線電視運營商、電力機關及政府部門提供維修及技術支援服務。

本集團亦在亞太區及歐洲提供多媒體增值服務，透過互動語音回覆系統、互動互聯網解決方案及收費短訊服務等多個平台提供內容及項目管理、分銷及計費等流動及固網服務。

本集團的總部設於澳門，並在創業板上市，現已在澳門確立領導地位，將會積極拓展國際市場。

主席報告

各位股東：

本年報欲向各位股東發出的最重要訊息，就是愛達利無懼挑戰，已訂下清晰目標，藉以改善本集團的業務和財務表現。本集團將努力克服二〇〇六年及此前兩年對本公司造成負面影響的挑戰。

二〇〇六年對愛達利而言極具挑戰性，可説是進行整合和重新定位的一年，因為本集團在本年度在重整本集團的業務和業務的地理分佈方面著實下了不少功夫。雖然本集團放棄了若干投資資產，但本集團的基礎依然鞏固。

自二〇〇〇年上市以來，本集團不斷尋覓可同時擴大產品和服務範圍以及地理分佈的商機，旨在建立一家可持續和多元化的公司，為股東創造價值，將愛達利發展成為一家令股東引而為傲的公司。有鑒於此，本集團投資於不同資產，包括與LG組成合營企業打入無線通訊市場、與合作夥伴聯手在越南提供數據網絡解決方案，擴大業務足跡、透過入股流動電訊及歐洲公司分別打入亞太地區及歐洲的多媒體增值互動行業。該等投資資產令管理層在有效分配財務資源和在變化萬千的經營環境中管理一家跨國、跨文化的公司方面遇到重大挑戰。

由於若干投資資產的貢獻不及預期，加上需動用龐大資金令該其得以存續，因此，本集團於本年度根據各個別投資資產的前景、資本需求及提供穩定循環盈利的能力，對各個別投資資產的表現進行了大規模調整。為確保能有效分配及運用人力和財務資源而不損害現金流量，本集團錄得虧損並退出若干長遠潛力有限的投資資產。儘管出售萬佳訊帶來8,137,000港元溢利，但放棄歐洲公司的決定帶來因商譽減值的額外60,212,000港元的虧損。出售與LG的合營企業及結束越南的合作夥伴關係令本集團再蒙受868,000港元虧損。

本集團於本年度決定退出該等投資資產，讓本集團可專注於傳統核心業務，即為中國內地及澳門的電訊服務供應商、政府、博彩及酒店運營商建設數據及電訊基建。於本年度，核心業務持續改善，淨虧損由28,872,000港元收窄至14,477,000港元。

儘管本集團自二〇〇四年的困境中不斷改進，但我們認為本集團於本年度的業績未如理想。對本集團而言，未來數年的最重大和即時的挑戰，乃進一步改善回報及資產與負債。本集團將以審慎原則管理現金及資本，藉以達到以下目標：

- 專注整合本集團資源，為中國內地及澳門的客戶提供基建及有關支援；

- 提高由泰思通自行研發、邊際利潤較高的操作支援系統的銷售額；

- 透過與中國電信合作進行的「商務領航」計劃首次賺取每月收入；

- 爭取更多服務及維修合約；及

- 物色與本公司於Timor Telecom S.A.的投資相似的黃金商機，該投資連續三年錄得純利，預料將於二〇〇七年向股東派發第一次股息。

本集團已對挑戰作好準備，但各位股東、客戶、供應商和員工的繼續支持乃必不可少。因此，本公司謹此對各位對本公司的忍耐表示感激。

主席
José Manuel dos Santos

二〇〇七年三月二十六日

管理層討論及分析

業務回顧

保持強勢

博彩收益維持高企，令澳門繼續受惠於博彩及酒店運營商的巨額投資及建築活動。今天，新博彩運營商正積極建立旗艦業務，而現有運營商正快速擴大和提升其業務規模，澳門政府亦一直大力投資於多項公共工程。本集團紮根於澳門，受惠於澳門的良好經濟，自澳門政府及不同的博彩及酒店運營商批授的基建合約中獲得超過221,851,000港元收益。於本年度，本集團繼續專注提供結構佈線、監察、無線電話、數據網路及進出管制的系統，更榮幸獲超過五間主要博彩運營商選擇為供應及興建監察系統的解決方案供應商，在三大娛樂場鋪設結構佈線系統。本集團在提供無線電話系統解決方案有逾十年經驗，一直在澳門的相關市場享有領導地位。時至今日，業內主要客戶包括澳門政府及多間博彩及酒店運營商。

博彩業持續暢旺，加上不同的博彩運營商正提升及擴大其現有業務和建造大型渡假勝地，本集團相信其在澳門的業務將繼續保持強勢。踏入二〇〇七年，本集團在年初已接獲來自多間博彩及酒店運營商的訂單，截至二〇〇七年三月二十六日的金額超過45,000,000港元。訂單數目固然令人鼓舞，但卻加重人力及財務資源方面的需求，因此，有效規劃及善用整個集團內的資源及控制成本將是最大挑戰。

創造一體化平台

數據網路的經營環境持續充滿挑戰，利潤率和付款期方面的競爭激烈，本集團將繼續在中國內地適應此新業務模式。澳門遍地商機，令本集團得以挑選在中國內地經營的業務。為確保可收回應收款而不損害回報，本集團將繼續專注於廣東省、上海及北京的電訊運營商。

業務回顧（續）

創造一體化平台（續）

於二〇〇五年，本集團將中國內地的代表辦事處與泰思通的代表辦事處合併以建立一體化平台，務求善用本集團多年來建立起的營銷網路來推銷不同的產品和服務。於本年度，中國內地的地方團隊和泰思通聯合陣線，成功爭取在廣東省、江蘇省、四川省、新疆維吾爾自治區及重慶市為中國電信安裝操作支援系統模組的合約。放眼未來，中國內地的地方團隊將繼續與泰思通緊密合作將其不同的系統模組賣給現有客戶，同時開拓新客源，包括湖北、安徽、甘肅及山西省的中國電信及在不同省份的中國網通及中國聯通。

在一體化平台下，本集團已展開與中國電信合作的「商務領航」試驗計劃，以推出一個在銷售、存貨及生產管理方面向各省企業提供即時增值服務的資源管理應用程式。試驗計劃仍在進行，以使本集團能更有效掌握該資源管理應用程式的好處及未完善之處以及該應用程式的長遠市場潛力。

退出業務

歐洲公司的業務前景仍然明朗，其中西班牙公司為西班牙三間規模最大的電視台提供互動服務，並成功推出短訊服務；而荷蘭公司則成功爭取合約在荷蘭推出彩票相關服務。然而，歐洲公司自二〇〇四年被本集團收購後一直虧損，加上借貸期限將至，因此有需要作出重大注資以恢復歐洲公司的資產基礎。鑒於此重大資本需求將嚴重削弱本集團的財政基礎，本集團因此決定退出歐洲公司業務。

在缺乏財政支援的情況下，歐洲公司的財務狀況大受影響，導致淨負債高達41,534,000港元。自本年度在市場放售歐洲公司以來，荷蘭公司的若干資產已於二〇〇六年十二月售出，芬蘭公司亦於二〇〇七年一月售出。歐洲公司現正就出售西班牙公司一事積極與多家有意投資者洽商。而由於德國頒佈新法例，德國公司的業務大受影響，且無力償還到期負債，已進入破產程序。本集團相信，如歐洲公司餘下的資產及附屬公司未能於短期內售出，將引致法律訴訟及／或清盤。

管理層討論及分析

經營業績回顧

營業額及盈利能力

由於提高了大量投資額，本年度香港及澳門業務經營所得的收益佔本集團持續經營業務的總收益63.84%，而中國內地的業務經營僅佔總收益36.16%。中國內地收益下降導致本年度總收益由462,225,000港元輕微減少5.62%至436,720,000港元。

鑑於總收益的組成包括由分銷流動電話所得的收益(本身附帶的毛利率較低)，本集團錄得本年度毛利為56,663,000港元。儘管總收益下降，來自澳門及中國內地基建項目的業務經營的邊際利潤得以改善，使本集團毛利率由之前年度的11.83%得以改善至二〇〇六年的12.97%。

由於人才競爭劇烈，澳門的薪酬被推高，本年度總員工福利開支增加13.26%至41,269,000港元。儘管員工福利開支增加、出售與LG組成的合營企業錄得虧損、撤出越南及過往年度所得税撥備撥回，本年度本集團持續經營業務的業績較往年改善，虧損淨額由28,872,000港元收窄至14,477,000港元。

年內出售萬佳訊帶來8,137,000港元的溢利。然而，放棄歐洲公司導致商譽悉數註銷，本集團錄得終止經營業務年度虧損71,181,000港元，而本集團的年度總虧損達85,658,000港元。

資本架構及財務資源

在歐洲公司的負債淨額拖累下，本集團的股本基礎為39,520,000港元。如不計及歐洲公司的負面財務影響，本集團的股本基礎將大幅改善至81,054,000港元，而流動比率及資產負債比率(總借款除以股本總額)分別為1.2倍及43.5%。

經營業績回顧（續）

僱員資料

於二〇〇六年十二月三十一日，本集團僱用三百一十九名僱員，其中九十九名、十七名、一百六十七名及三十六名僱員分別於澳門、香港、中國內地及歐洲工作。

本集團的酬金及花紅政策基本上根據個別僱員的表現而定。

本公司採納購股權計劃，據此本集團的若干僱員可獲授購股權以購買股份。有關購股權計劃的詳情載於「董事會報告」內「購股權」一節。

本集團亦為市場推廣及技術員工提供多項培訓計劃及產品介紹，以提升其整體質素，讓彼等繼續緊貼最新的行業及技術發展。

資本承擔及重大投資

於二〇〇六年十二月三十一日，本集團並無任何重大資本承擔及重大投資。

集團資產的抵押

於二〇〇六年十二月三十一日，本集團並無任何集團資產的抵押。

重大收購及出售事項的詳情

於二〇〇六年六月十三日，本集團出售其於萬佳訊擁有的61.05%權益，以現金支付的代價約為10,378,000港元。

除上述外，於本年度，本集團並無任何重大收購或出售。

重大投資或資本資產的未來計劃詳情

董事並無就重大投資或資本資產制定任何未來計劃。

外匯風險

本集團主要以港元、澳門元、美元、歐元及人民幣賺取收益及產生成本。董事認為，除歐元外，本集團的外匯風險的影響微不足道。

董事及高級管理層的履歷詳情

執行董事

José Manuel DOS SANTOS，現年五十九歲，於一九九九年十二月十三日首次獲委任為執行董事，彼為本集團創辦人兼本公司主席，積逾三十年亞太區電訊行業經驗。於先後創辦捷朗菱及本集團之前，彼曾於澳門政府電訊機關出任高級職位。

嚴康，現年四十九歲，於一九九九年十二月十四日首次獲委任為執行董事，彼為本集團總裁，負責整體營運。彼畢業於位於英國的Queen Mary, University of London，取得理學士學位。彼於一九九八年加入本集團，積逾二十年資訊科技行業經驗。彼於加入本集團前，曾出任Newbridge Networks (Asia) Limited地區業務主管及3Com Asia Limited地區經理。

關鍵文，現年四十一歲，於一九九九年十二月十四日首次獲委任為執行董事。彼為本集團總經理，負責銷售及推廣。彼於一九八五年加入捷朗菱出任工程師，其後轉往從事推廣工作。彼於一九九二年七月八日加入愛達利電訊(該公司的資產及負債已於一九九八年七月一日轉讓愛達利控股)，出任銷售經理一職。彼於一九九四年被擢升為總經理。

羅嘉雯，現年三十八歲，於一九九九年十二月十三日首次獲委任為執行董事，彼為本集團財務總監。彼畢業於位於加拿大的University of Calgary，取得商學士學位。於一九九九年加入本集團，積逾十年會計及銀行業務經驗。彼本身持有加拿大Certified Management Accountants of Alberta的Certified Management Accountant執業資歷。

獨立非執行董事

崔世昌，現年五十三歲，於一九九九年十二月十四日首次獲委任為獨立非執行董事，彼為澳門註冊核數師及建築商及澳洲會計師公會資深會員，持有位於美國的檀香山普美納大學工商管理碩士學位。彼亦為中國中央人民政府及澳門政府多個主要委員會成員，計有政協全國委員會、全國人民代表大會常務委員會澳門基本法委員會、中華全國工商業聯合會執行委員會與常務委員會、澳門立法會、澳門籌備委員會、澳門第一屆政府推選委員會以及澳門第二屆政府選舉委員會。彼亦於不同專業團體出任要職，該些團體計有澳門中華總商會(副會長)、澳門管理專業協會(會長)及澳門會計專業聯會(會長)。彼為Innovo Leisure Recreation Holdings Limited 澤新遊樂控股有限公司*(於百慕大註冊成立的有限公司，股份於主板上市)及Macau Prime Properties Holdings Limited 澳門棨祥地產集團有限公司*(於百慕大註冊成立的有限公司，股份於主板上市)的獨立非執行董事。

盧景昭，現年六十三歲，於一九九九年十二月十四日首次獲委任為獨立非執行董事。彼於一九六七年在位於美國的Lake Forest University主修經濟，持有文學士學位。彼為政協江西省委員、位於加拿大的University of Victoria校長(亞洲)特別顧問及澳門British American Tobacco Plc的公共關係顧問。彼並為澳門(中國)青年商會總會創辦人及澳門扶輪會前會長。

馮祈裕，現年五十四歲，於二〇〇四年九月三十日首次獲委任為獨立非執行董事。彼為位於加拿大的Mitel Networks Corporation的全資附屬公司敏迪網絡亞太有限公司之董事總經理。彼於位於加拿大的University of Toronto畢業，持有工業工程應用理學士學位。彼曾為位於加拿大的Professional Engineers Ontario的成員，彼於電訊及電子業方面積逾二十年經驗。

* *僅供識別*

董事及高級管理層的履歷詳情

高級管理層（以中文姓氏筆劃排序，無中文名稱者緊隨）

王孝義，現年四十七歲，本集團業務拓展主管。彼於位於澳洲的University of Technology, Sydney畢業，取得應用理學士及電訊工程碩士學位。彼擁有二十多年銷售及市場推廣經驗。彼於二○○四年十二月加入本集團前，曾於阿爾卡特網絡(亞洲)有限公司出任業務營運主管。

王偉勤，現年四十二歲，本集團高級地區業務主管。彼畢業於位於中國的暨南大學，取得理學士學位。彼於一九九三年加入本集團，之前從事採購行業及銀行業務。

王慶，現年三十六歲，本集團地區業務經理。一九九二年彼畢業於位於中國的南郵院，取得理學士學位。彼於一九九四年加入本集團。彼於加入本集團前曾於一間電訊設備公司出任工程師。

史貽雄，現年三十八歲，本集團高級地區業務主管，畢業於位於中國的澳大，取得理學士學位。彼於一九九四年加入本集團。彼於加入本集團前曾從事銀行與酒店行業。

何偉深，現年四十四歲，本集團技術服務主管。彼自位於中國的亞澳公大畢業，取得工商管理碩士學位。彼曾於澳門電訊有限公司工作十八年，並於其運輸網絡部門出任主任，其運輸網絡部門涉及國際及本地工程學行業如光學纖維、準同步及同步數字分層結構傳送、水底裝置電纜、微波及衛星地面收發站。彼於二○○○年加入本集團。

吳家樑，現年三十七歲，本集團技術支援經理。於一九九四年畢業於位於中國的澳大，取得理學士學位。彼於一九九五年加入本集團。

高級管理層（以中文姓氏筆劃排序，無中文名稱者緊隨）

張君弼，現年四十二歲，目前為萬訊的總經理。彼畢業於位於中國的亞澳公大，取得工商管理碩士學位。彼在澳門資訊科技界服務逾二十年。彼於一九九三年加入萬訊，主管產品營銷及市場拓展部。

陳子標，現年三十七歲，本集團技術支援經理。一九九二年畢業於位於中國的華僑大學，取得理學士學位，同年加入本集團工作。

陳嘉民，現年三十七歲，現職為本集團之高級項目經理，於二〇〇三年加入本集團，負責為澳門政府及博彩經營商管理系統集成項目。彼擁有超過十三年之項目管理經驗，曾任職於香港數家本地及國際企業，為各公共及私人機構提供系統集成及項目管理服務。彼畢業於位於英國的University of Northumbria，持有通訊及電子工程學士學位，其後於位於澳洲的University of Queensland取得電子商務商業碩士及科技管理碩士學位。此外，彼亦是Project Management Professional，以及PRINCE2 Registered Practitioner。

黃自平，現年五十七歲，本集團業務拓展主管。彼在中國積逾二十多年音響及電子行業經驗。彼於一九九九年加入本集團前，曾於捷朗菱工作達十年以上，負責話音通訊業務營運及推廣。

傅俊毅，現年三十三歲，本公司的公司秘書兼合資格會計師，於二〇〇三年九月加入本公司，負責本集團的公司秘書事務及整體財務與會計管理。彼畢業於位於中國的香港大學，持有工商管理學學士(會計及金融)學位，為特許公認會計師公會資深會員及香港會計師公會資深會計師，亦為特許秘書及行政人員公會會員及香港特許秘書公會會士。加入本公司前，彼曾擔任另一家創業板上市公司的公司秘書兼合資格會計師，並曾於一所國際著名會計師事務所工作。

曾青石，現年三十六歲，本集團地區業務經理。彼於位於中國的南郵院及湖南大學分別取得理學士學位及工商管理碩士學位。彼於一九九四年加入本集團。彼於加入本集團前曾於中國政府航天部屬下一間工廠出任工程師。

鄔文華，現年四十三歲，目前為泰思通的行政總裁，負責整體業務運作，以及泰思通的銷售及市場推廣、技術發展及管理工作。彼擁有位於加拿大的University of Waterloo博士學位，以往曾任職於多家國際軟件開發企業，於產品開發方面擁有逾十三年經驗，專長於為電訊服務供應商開發網絡管理系統，並與位於中國的電訊服務供應商建立了良好的關係。

Manouchehr MEHRABI，現年四十八歲，本集團高級網絡顧問。於一九八四年，彼於位於加拿大的Concordia University取得電腦科學學士學位。彼過往曾擔任不同的資訊科技職位，包括程式員、資料庫管理員、實地工程師、系統管理員及網絡顧問。彼於二〇〇〇年六月加盟本集團。

Wouter Rudolf Karel STEINER，現年四十九歲，目前為歐洲公司的董事總經理，負責荷蘭、德國、西班牙及芬蘭的整體業務運作。彼的行業知識豐富，對在歐洲提供增值服務方面具備逾十五年經驗，以往曾擔任負責拓展墨西哥合眾國、芬蘭、瑞典王國及意大利共和國等新市場的職位，累積了廣泛的國際業務經驗。彼畢業於位於荷蘭的Universiteit van Amsterdam，主修傳媒及通訊法。

董事會報告

董事謹此提呈本年度的董事會報告及經審核財務報表。

主要業務及按地域劃分的業務分析

本公司的主要業務為投資控股。各附屬公司的業務載於財務報表附註九。

本集團本年度按業務及地域劃分的業績分析載於財務報表附註五。

業績及分派

本集團本年度的業績載於第三十三頁的綜合收益表。

董事並不建議派付股息。

儲備

本集團及本公司於本年度的儲備變動載於財務報表附註二十。

物業、機器及設備

本集團的物業、機器及設備變動詳情載於財務報表附註七。

股本

本公司的股本詳情載於財務報表附註十九。

可供分派儲備

於二〇〇六年十二月三十一日，根據百慕大一九八一年公司法(經修訂)計算的本公司可供分派撥備約為6,554,000港元(二〇〇五年：51,072,000港元)。

優先購股權

公司細則並無載有任何有關優先購股權的規定，而百慕大法例亦無有關該等權利的限制，致使本公司須按比例向現有股東發售新股份。

五個財政期間財務摘要

本集團截至二〇〇三年六月三十日止兩個財政年度、截至二〇〇四年十二月三十一日止十八個月、截至二〇〇五年十二月三十一日止年度以及本年度的業績及資產負債概要載於第九十八頁。

證券買賣或贖回

本公司於本年度並無贖回任何股份，而本公司或其附屬公司於年內亦無購買或出售任何股份。

購股權

購股權根據股東於二〇〇二年十一月五日舉行的股東特別大會上批准的購股權計劃授予若干董事、行政人員及僱員。計劃詳情如下：

一　目的

該計劃旨在給予在本公司或其任何附屬公司的執行董事及任何全職僱員本公司的股權，提高長遠的股東價值。授予購股權亦有助本公司吸引及激勵富經驗及才能的人士，以及就個別人士過往及將來的表現給予獎勵。

二　合資格參加者

任何全職僱員，包括任何執行董事及本公司附屬公司的董事。

三　最高股數

於二〇〇六年十二月三十一日，根據該計劃可供發行的股份總數為61,381,900股，佔本公司於二〇〇六年十二月三十一日已發行股本的10%。

四　每名合資格參與者的最高配額

倘授予任何合資格參與者的購股權在悉數行使時，將會引致該人士根據購股權計劃已獲發行及可獲發行的股份超過當時根據購股權計劃已發行及可予發行的股份總數30%，則不得授出購股權予該人士。

五　購股權行使期

購股權可由購股權授出並獲承授人接納日期起三年期間內行使，並於二〇一二年十一月四日屆滿，以較早者為準。

購股權（續）

六　接納購股權須付款項

根據該計劃，承授人須就獲授購股權向本公司支付1港元作為代價。

七　釐定行使價的基準

行使價須不低於以下兩項價格中的較高者：(甲)在發出購股權要約當日聯交所每日報價表所列股份收市價及(乙)緊接發出購股權要約前五個營業日聯交所每日報價表所列股份平均收市價。

八　該計劃的餘下年期

在二〇一二年十一月四日前，該計劃將仍然有效。

年內根據該計劃已授出的購股權變動詳情如下：

參與者姓名或類別	購股權 二〇〇六年一月一日所持有	本年度內已失效	二〇〇六年十二月三十一日所持有	行使價 港元	授出日期	行使期開始	行使期屆滿
José Manuel dos Santos	600,000	(600,000)	0	0.42 (附註)	二〇〇三年六月三十日	二〇〇三年六月三十日	二〇〇六年六月二十九日
嚴康	900,000	(900,000)	0	0.42 (附註)	二〇〇三年六月三十日	二〇〇三年六月三十日	二〇〇六年六月二十九日
關鍵文	900,000	(900,000)	0	0.42 (附註)	二〇〇三年六月三十日	二〇〇三年六月三十日	二〇〇六年六月二十九日
羅嘉雯	900,000	(900,000)	0	0.42 (附註)	二〇〇三年六月三十日	二〇〇三年六月三十日	二〇〇六年六月二十九日
持續合約僱員	9,596,000	(9,596,000)	0	0.42 (附註)	二〇〇三年六月三十日	二〇〇三年六月三十日	二〇〇六年六月二十九日
	12,896,000	(12,896,000)	0				

附註：

於授出購股權前一日，即二〇〇三年六月二十七日，每股股份的市價為0.41港元。

董事

本年度任職的董事如下：

José Manuel dos Santos
嚴康
關鍵文
羅嘉雯
[1] 崔世昌
[1] 盧景昭
[1] 馮祈裕

[1] 獨立非執行董事

根據公司細則第八十七條的規定，馮祈裕將於應屆股東週年大會輪值告退，但其符合資格，願膺選連任。

為符合守則的條文，關鍵文將於應屆股東週年大會輪值告退，但其符合資格，願膺選連任。

崔世昌、盧景昭及馮祈裕均為獨立非執行董事。馮祈裕再次獲委任為期兩年，任期於二〇〇八年九月二十九日屆滿。崔世昌及盧景昭再次獲委任為期兩年，任期於二〇〇八年十二月十三日屆滿。

董事服務合約

有意於應屆股東週年大會上連任之董事均無與本公司訂有本公司不可於一年內免付補償(法定補償除外)而終止之服務合約。

董事於合約的權益

José Manuel dos Santos 於對本集團業務而言屬重大的合約中所持有的權益詳情，載於財務報表附註三十五(甲)及(乙)。

除本年報所披露者外，本公司或其附屬公司概無簽訂任何涉及本集團的業務而董事直接或間接在其中擁有重大權益，並於二〇〇六年十二月三十一日或本年度任何時間仍然有效的重要合約。

董事及高級管理層的履歷詳情

年內董事及高級管理層的履歷詳情載於第十至十三頁。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇六年十二月三十一日，董事或行政總裁於本公司或其相關法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及八分部，須知會本公司及聯交所的有關權益及淡倉(包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉)，或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益及淡倉，或根據《創業板上市規則》第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份的好倉總額

董事姓名	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
José Manuel dos Santos	公司權益／全權信託的創辦人(附註一)	293,388,000	47.80%
嚴康	個人(附註二)	7,357,500	1.20%
關鍵文	個人(附註三)	12,262,500	2.00%
羅嘉雯	個人(附註四)	2,452,500	0.40%
馮祈裕	個人(附註五)	210,000	0.03%

附註：

一　於二〇〇六年十二月三十一日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由LRL持有。LRL由José Manuel dos Santos 以現有信託的信託人身份全資擁有，而 José Manuel dos Santos 的家族成員為該信託受益人，該信託的資產包括本公司已發行股本47.80%的控股股權。

二　嚴康的個人權益包括7,357,500股股份。上述權益由作為實益擁有人的嚴康持有。

三　關鍵文的個人權益包括12,262,500股股份。上述權益由作為實益擁有人的關鍵文持有。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉（續）

股份的好倉總額（續）

四　羅嘉雯的個人權益包括2,452,500股股份。上述權益由作為實益擁有人的羅嘉雯持有。

五　馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

主要股東於股份及相關股份中的權益及淡倉

根據《證券及期貨條例》第十五部第三百三十六條須存置的主要股東登記冊所示，本公司獲悉於二〇〇六年十二月三十一日有下列佔本公司已發行股本5%或以上的主要股東權益及淡倉。該等權益為上文所披露董事及主要行政人員所擁有者以外的權益：

股份的好倉總額

名稱	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
ERL	公司權益（附註一）	293,388,000	47.80%
LRL	公司權益（附註一）	293,388,000	47.80%
李漢健（附註二）	家族權益	293,388,000	47.80%

附註：

一　於二〇〇六年十二月三十一日，該等股份以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

二　李漢健（José Manuel dos Santos 的配偶）被視為擁有 José Manuel dos Santos 全部股權的權益。

管理合約

於本年度並無訂立或存在涉及本公司全部或任何主要部分業務的管理及行政合約。

主要供應商及客戶

年內，本集團向主要供應商及客戶採購及銷售的百分比如下：

採購	
— 最大供應商	15.34%
— 五大供應商合計	44.62%
銷售	
— 最大客戶	16.13%
— 五大客戶合計	24.99%

各董事、彼等的聯繫人或任何成員公司(就董事所知擁有本公司5%以上股本)概無擁有上述主要供應商或客戶的權益。

關連交易

根據《創業板上市規則》，於財務報表附註三十五披露的若干關連人士交易亦構成關連交易，須按照《創業板上市規則》第二十章作出披露。本公司已按照《創業板上市規則》規定，就以下由一名關連人士(按《創業板上市規則》的定義)與本公司一家附屬公司之間訂立的交易作出相關公告：

於二〇〇六年十二月二十九日，賣方、愛達利中國及廣州愛達利就收購銷售股本訂立買賣協議，代價為人民幣500,000元(約為499,000港元)(由廣州愛達利以現金償付)。買方廣州愛達利向賣方收購銷售股本。完成收購前，新科愛達利分別由愛達利中國及賣方擁有60%及40%權益。由於持有新科愛達利的40%股權，因此賣方為本公司其中一家附屬公司的主要股東，故賣方為本公司的關連人士(定義見《創業板上市規則》)，而根據《創業板上市規則》，收購屬於關連交易。本集團對新科愛達利現時根據商務領航計劃發展及推出有關提供銷售、存貨及生產管理增值服務的資源管理應用程式充滿信心。收購新科愛達利額外股本可擴大本集團日後自計劃獲得的經濟回報。

除上文所披露者外，本集團於本年度訂立的其他重大關連人士交易(根據《創業板上市規則》構成獲豁免關連交易)於財務報表附註三十五披露。

競爭業務

董事或任何有權在本集團股東大會上行使或控制行使5%或以上投票權，及實際上有能力指示或影響本公司管理層的人士或一組人士，概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

核數師

財務報表已由羅兵咸永道會計師事務所審核，其將任滿辭任，惟符合資格，願膺選連任。

承董事會命

主席
José Manuel dos Santos

澳門，二〇〇七年三月二十六日

公司管治報告

一 公司管治常規

除董事會主席並無出席年內舉行的股東週年大會外，本公司一直遵守守則。

E.1.2 由於董事會主席於股東週年大會舉行當日外出公幹，故未能出席大會。

二 董事進行證券交易

本公司已採納第5.48至5.67條規定，作為有關董事進行證券交易的守則。

本公司已向所有董事作出查詢，知悉彼等已遵照有關董事進行證券交易的規定及行為守則。

概無出現違反交易標準規定的任何事項。

三 董事會

董事會成員包括：

主席：	José Manuel dos Santos
執行董事：	嚴康
	關鍵文
	羅嘉雯
獨立非執行董事：	崔世昌
	盧景昭
	馮祈裕

董事會於本年度曾舉行四次會議。

各董事出席紀錄如下：

José Manuel dos Santos	四／四
嚴康	四／四
關鍵文	四／四
羅嘉雯	四／四
崔世昌	四／四
盧景昭	四／四
馮祈裕	四／四

三 董事會(續)

董事會所處理的事務如下：

(甲) 批准中期及年度財務報表。

(乙) 批准中期股息及建議末期股息。

(丙) 批准會計政策或準則的任何重大變動。

(丁) 委任與罷免公司秘書。

(戊) 一般情況下，股東會根據薪酬委員會的建議授權董事會提呈有關核數師薪酬事項，並就委任或罷免核數師作出建議。

(己) 在股東大會向股東提呈決議案及相交文件。

(庚) 批准所有通函及上市資料。

(辛) 批准董事會所決定事宜的報章公佈。

(壬) 根據提名委員會及薪酬委員會的建議，委任及罷免董事會以及與委任有關的任何特定條款及條件。

(癸) 主席、主要行政人員及其他執行董事的職權範圍。

(子) 董事委員會成員的職權範圍。

(丑) 批准集團長遠目標及商業策略。

(寅) 批准年度經營及資本開支預算。

(卯) 有關集團資本架構或作為上市公司地位的改變。

(辰) 委任附屬公司董事會。

(巳) 董事及高級行政人員的條款及條件。

(午) 更改集團管理層及控制架構。

(未) 主要資本項目。

(申) 公司在日常業務中訂立的重大合約(按規模或策略而言)，例如銀行借貸及收購或出售固定資產。

三 董事會(續)

(酉) 公司及附屬公司並非在日常業務中訂立的合約，例如貸款及還款、外幣交易及主要收購或出售。

(戌) 主要投資。

(亥) 風險管理策略。

(甲甲)財務政策(包括外幣風險)。

(甲乙)審閱公司整體企業管治安排。

(甲丙)公司退休金計劃規則的重大變動、更換信託人及更改基金管理安排。

(甲丁)僱員股份計劃的主要改動及分配行政人員購股權。

(甲戊)制訂有關慈善捐款的政策。

(甲己)政治捐款。

(甲庚)批准公司主要專業顧問。

(甲辛)檢控、抗辯或訴訟和解。

(甲壬)內部控制安排。

(甲癸)董事及主任的責任保險。

上文所述者以外的事項由管理層處理。

本公司已遵守第5.05(1)及(2)條規定。

本公司已根據創業板上市規則第5.09條的規定收到每名獨立非執行董事呈交的年度確認書，而本公司認為所有獨立非執行董事均獨立於本公司。

各董事間概無任何財務、業務或其他重大或相關的關係。

四 主席及行政總裁

主席：	José Manuel dos Santos
行政總裁：	嚴康

主席及行政總裁職責分明，並須由不同人士擔任。

五 非執行董事

馮祈裕任期為兩年，於二〇〇八年九月二十九日屆滿。崔世昌及盧景昭的任期為兩年，於二〇〇八年十二月十三日屆滿。各董事之袍金為每月10,000港元。

六 董事酬金

薪酬委員會負責協助董事會制訂執行董事酬金的政策及架構，評估執行董事的表現，檢討獎勵計劃以及董事的服務合約，亦制訂所有董事及高級管理人員的薪酬待遇。

薪酬委員會成員包括：

José Manuel dos Santos（主席）
崔世昌
盧景昭
馮祈裕

於截至二〇〇五年十二月三十一日止年度延期的執行董事服務合約僅於二〇〇七年二月十一日屆滿，因此本年度並無舉行任何會議。

七 董事提名

提名委員會負責協助董事會識別、甄選及推薦合適人選出任董事，並監察評估董事會表現的過程，並制訂及向董事會建議，以及監察本公司的提名指引。

提名委員會成員如下：

José Manuel dos Santos（主席）
崔世昌
盧景昭
馮祈裕

於本年度，提名委員會並無選舉及推薦任何人士出任董事，亦無舉行會議。

八　核數師酬金

本年度核數師酬金為1,850,000港元。

九　審核委員會

審核委員會負責協助董事會處理有關核數師的事項，審閱本公司的財務資料以及監察本公司的財務申報系統及內部監控程序。

審核委員會成員如下：

崔世昌(主席)
盧景昭
馮祈裕

審核委員會於本年度，曾舉行四次會議。個別人士出席紀錄如下：

崔世昌	四／四
盧景昭	四／四
馮祈裕	四／四

於本年度，審核委員會已審閱本年度、截至二〇〇六年六月三十日止六個月及截至二〇〇六年三月三十一日及九月三十日止季度的財務報告。審核委員會亦已審閱及討論核數師致審核委員會的年度報告，並已審閱本年度核數師的法定核數計劃。

本公司已根據第5.28條規定成立審核委員會。

十 其他特別披露

董事須負責根據《財務準則》及《公司條例》的披露規定編製及真實而公平地列報該等財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表的內部控制，以使財務報表不存在不論由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任是根據彼等的審核，對該等賬目作出獨立意見，並按照百慕大一九八一年《公司法》第九十條僅向整體股東報告，除此之外本報告別無其他目的。核數師不會就報告的內容向任何其他人士負上或承擔任何責任。

董事會已就內部監控系統的效率進行檢討。

承董事會命

主席
José Manuel dos Santos

澳門，二〇〇七年三月二十六日

獨立核數師報告

獨立核數師報告
致愛達利網絡控股有限公司全體股東

(於百慕大註冊成立之有限公司)

我們已審核列載於第三十頁至第九十七頁的愛達利網絡控股有限公司(「公司」)及其子公司(統稱「集團」)的綜合財務報表,此綜合財務報表包括於二○○六年十二月三十一日的綜合及公司資產負債表與截至該日止年度的綜合收益表、綜合權益變動表和綜合現金流量表,以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

公司董事須負責根據由香港會計師公會頒佈的《香港財務報告準則》及按照香港《公司條例》的披露規定編製及真實而公平地列報該等財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表的內部控制,以使財務報表不存在不論由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等賬目作出獨立意見,並按照百慕大一九八一年《公司法》第九十條僅向整體股東報告,除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會所頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範,並計劃及執行審核,以合理確定此等財務報表是否不存有重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷,包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時,核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制,以設計適當的審核程序,但並非為對公司的內部控制的效能發表意見。審核亦包括評價所採用的會計政策的合適性及作出的會計估計的合理性,以及評價財務報表的整體列報方式。

我們相信,我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映公司與集團於二〇〇六年十二月三十一日的事務狀況及集團截至該日止年度的虧損及現金流量，並已按照香港《公司條例》妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二〇〇七年三月二十六日

綜合資產負債表

	附註	於十二月三十一日 二〇〇六年 千港元	 二〇〇五年 千港元
資產			
非流動資產			
永久業權土地	六	**2,020**	2,020
物業、機器及設備	七	**3,056**	10,567
無形資產	八	**—**	58,165
聯營公司投資	十	**445**	1,832
可供出售財務資產	十一	**15,502**	19,663
借出資產	十二	**—**	38,597
		21,023	130,844
流動資產			
存貨	十三	**16,145**	18,619
預付所得税		**936**	84
貿易應收款及應收票據	十四	**171,961**	241,911
其他應收款、按金及預付款項	十四	**26,228**	27,817
借出資產	十二	**38,748**	—
貸款及應收款	十五	**—**	774
於收益表按公平值列的其他財務資產	十五	**—**	592
現金及現金等價物	十六	**107,928**	103,054
		361,946	392,851
持作出售的非流動資產	三十六(甲)	**22,856**	—
		384,802	392,851
流動負債			
貿易應付款及應付票據	十七	**165,151**	183,884
其他應付款及應計費用	十七	**56,194**	79,146
當期所得税負債		**45,043**	54,675
貸款	十八	**35,527**	39,216
		301,915	356,921
與分類為持作出售的 非流動資產直接相關之負債	三十六(乙)	**64,390**	—
		366,305	356,921
流動資產淨值		**18,497**	35,930
總資產減流動負債		**39,520**	166,774

於十二月三十一日

	附註	**二〇〇六年 千港元**	二〇〇五年 千港元
資金來自：			
權益			
本公司權益持有人應佔資本及儲備			
股本	十九	**159,058**	159,058
其他儲備	二十(甲)	**24,348**	29,022
累計虧損		**(149,442)**	(65,348)
		33,964	122,732
少數股東權益		**5,556**	9,032
總權益		**39,520**	131,764
負債			
非流動負債			
貸款	十八	**—**	35,010
總資產減流動負債		**39,520**	166,774

承董事會命

董事
José Manuel dos Santos

董事
羅嘉雯

第三十六至九十七頁的附註為該等綜合財務報表一部份。

資產負債表

	附註	二〇〇六年 千港元	二〇〇五年 千港元
資產			
非流動資產			
於附屬公司的投資	九(甲)	**42,586**	73,918
流動資產			
應收附屬公司款項	九(乙)	**129,961**	141,177
其他應收款、按金及預付款項	十四	**271**	265
現金及現金等價物	十六	**336**	236
		130,568	141,678
流動負債			
應付附屬公司款項	九(乙)	**3,182**	1,842
其他應付款及應計費用	十七	**3,658**	2,922
		6,840	4,764
流動資產淨值		**123,728**	136,914
總資產減流動負債		**166,314**	210,832
資金來自：			
權益			
本公司權益持有人應佔資本及儲備			
股本	十九	**159,058**	159,058
其他儲備	二十(乙)	**7,256**	51,774
總權益		**166,314**	210,832

於十二月三十一日

承董事會命

董事　　董事

José Manuel dos Santos　　**羅嘉雯**

第三十六至九十七頁的附註為該等綜合財務報表一部份。

綜合收益表

截至十二月三十一日止年度

	附註	**二〇〇六年 千港元**	二〇〇五年 千港元
持續經營業務			
收益	五	**436,720**	462,225
銷售成本	二十二	**(380,057)**	(407,528)
毛利		**56,663**	54,697
銷售及市場推廣費用	二十二	**(7,752)**	(8,163)
行政費用	二十二	**(71,691)**	(73,903)
其他(虧損)／收益 — 淨額	二十三	**(387)**	2,562
經營虧損		**(23,167)**	(24,807)
商譽減值		**(837)**	—
融資收入	二十五	**2,679**	3,440
融資成本	二十五	**(1,217)**	(5,774)
融資收入／(成本)－淨額	二十五	**1,462**	(2,334)
應佔聯營公司(虧損)／盈利	十	**(257)**	202
除所得稅前虧損		**(22,799)**	(26,939)
所得稅減免／(支出)	二十六	**8,322**	(1,933)
本年度持續經營業務虧損		**(14,477)**	(28,872)
終止經營業務			
本年度終止經營業務虧損	三十六(丙)	**(71,181)**	(11,676)
本年度虧損		**(85,658)**	(40,548)
應佔：			
本公司權益持有人		**(84,094)**	(37,488)
少數股東權益		**(1,564)**	(3,060)
		(85,658)	(40,548)
本年度內本公司權益持有人應佔持續經營業務虧損的每股虧損(以港仙為單位)			
— 基本	二十九(甲)	**2.33**	4.98
— 攤薄	二十九(乙)	**不適用**	不適用
本年度內本公司權益持有人應佔終止經營業務虧損的每股虧損(以港仙為單位)			
－基本	二十九(甲)	**11.37**	1.13
－攤薄	二十九(乙)	**不適用**	不適用
本年度內本公司權益持有人應佔每股虧損(以港仙為單位)			
－基本	二十九(甲)	**13.70**	6.11
－攤薄	二十九(乙)	**不適用**	不適用
股息	三十	**—**	—

第三十六至九十七頁的附註為該等綜合財務報表一部份。

綜合權益變動表

	附註	股本 千港元	其他儲備 千港元	累計虧損 千港元	合計 千港元	少數股東權益 千港元	總權益 千港元
		本公司權益持有人應佔					
二OO五年一月一日結餘	二十(甲)	159,058	42,642	(27,860)	173,840	12,092	185,932
可供出售財務資產公平值虧損	二十(甲)	—	(10,238)	—	(10,238)	—	(10,238)
出售可供出售財務資產時將儲備轉撥至收益表	二十(甲)	—	(596)	—	(596)	—	(596)
外幣換算差額	二十(甲)	—	(2,786)	—	(2,786)	—	(2,786)
直接於權益確認的開支淨額		—	(13,620)	—	(13,620)	—	(13,620)
截至二OO五年十二月三十一日止年度的虧損		—	—	(37,488)	(37,488)	(3,060)	(40,548)
截至二OO五年十二月三十一日止年度確認收入及開支總額		—	(13,620)	(37,488)	(51,108)	(3,060)	(54,168)
二OO五年十二月三十一日結餘		159,058	29,022	(65,348)	122,732	9,032	131,764
二OO六年一月一日結餘		159,058	29,022	(65,348)	122,732	9,032	131,764
可供出售財務資產公平值虧損	二十(甲)	—	(4,010)	—	(4,010)	—	(4,010)
外幣換算差額	二十(甲)	—	(664)	—	(664)	—	(664)
直接於權益確認的收入及開支淨額		—	(4,674)	—	(4,674)	—	(4,674)
本年度虧損		—	—	(84,094)	(84,094)	(1,564)	(85,658)
本年度已確認收入及開支總額		—	(4,674)	(84,094)	(88,768)	(1,564)	(90,332)
出售萬佳訊	三十七	—	—	—	—	(1,430)	(1,430)
因收購新科愛達利權益而產生的少數股東權益	三十八	—	—	—	—	(482)	(482)
二OO六年十二月三十一日結餘		159,058	24,348	(149,442)	33,964	5,556	39,520

第三十六至九十七頁的附註為該等綜合財務報表一部份。

綜合現金流量表

截至十二月三十一日止年度

	附註	二〇〇六年 千港元	二〇〇五年 千港元
經營活動現金流量			
經營所得現金	三十一	**35,983**	9,494
已付利息		**(2,373)**	(7,511)
所得稅退稅		**462**	—
已付所得稅		**(2,329)**	(1,238)
經營活動所得現金淨額		**31,743**	745
投資活動現金流量			
收購一家附屬公司額外權益	三十八	**(499)**	—
出售一家附屬公司，扣除出售現金	三十七	**2,287**	—
購買物業、機器及設備	七	**(1,382)**	(4,286)
購買無形資產	八	**(185)**	(428)
出售物業、機器及設備所得款項	三十一	**1,842**	—
出售一家聯營公司所得款項	十	**499**	—
出售可供出售財務資產所得款項		**—**	5,599
可換股債券到期已收現金		**800**	—
已收利息		**2,714**	3,411
已收股息		**—**	9
投資活動所得現金淨額		**6,076**	4,305
融資活動現金流量			
貸款所得款項		**761**	56,347
償還貸款		**(33,173)**	(127,338)
融資所耗現金淨額		**(32,412)**	(70,991)
現金及銀行透支增加／(減少)淨額		**5,407**	(65,941)
年初現金及銀行透支		**102,652**	168,593
年終現金及銀行透支		**108,059**	102,652
現金及銀行透支結餘分析：			
現金及銀行透支	十六	**107,411**	102,652
分類為持作出售 非流動資產的 現金及現金等價物及銀行透支	三十六	**648**	—
		108,059	102,652

第三十六至九十七頁的附註為該等綜合財務報表一部份。

綜合財務報表附註

一 一般資料

本集團銳意為客戶提供優質方案，讓客戶隨時隨地處理事務，獲取資訊。本集團主要從事提供網絡及系統基礎設施、企業方案及多媒體增值服務。

本集團提供網絡及系統基礎設施集成服務，服務範圍由規劃、設計、提供網絡設備及軟件、安裝及開通網絡及系統，以至為公共電訊服務運營商客戶包括中國電信、中國網通、中國聯通、中國移動及中國內地與澳門經挑選的垂直市場企業用戶例如博彩經營商、有線電視運營商、電力機關及政府部門提供維修及技術支援服務。

本集團亦在亞太區及歐洲提供多媒體增值服務，透過互動語音回覆系統、互動互聯網解決方案及收費短訊服務等多個平台提供內容及項目管理、分銷及計費等流動及固網服務。

本集團的總部設於澳門，並在創業板上市，現已在澳門確立領導地位，將會積極拓展國際市場。

本公司於百慕大註冊成立為有限公司，註冊辦事處地址為Clarendon House, 2 Church Street, Hamilton HM11, Bermuda。

本公司在創業板上市。

除另有指明外，該等綜合財務報表以千港元為呈列單位(千港元)。董事會於二〇〇七年三月二十六日批准刊發此份綜合財務報表。

二 主要會計政策概要

下文載列編撰該等綜合財務報表所應用之主要會計政策。除另有指明外，該等政策已一致應用於所有呈列的年度或期間。

(甲)編製基準

本公司的綜合財務報表是根據《財務準則》編製。綜合財務報表按照歷史成本法編製，並就重估可供出售財務資產及借出資產而作出修訂。

二 主要會計政策概要（續）

(甲)編製基準(續)

編製符合《財務準則》的財務報表須運用若干重大會計估計，而管理人員應用本集團會計政策時亦須運用判斷。涉及高度判斷或複雜性的範圍，或假設及估計對綜合財務報表而言屬重大的範圍，在下文附註四披露。

(一)*本年度生效之已頒佈準則之修訂*

- **《會計準則》三十九及《財務準則》四之修訂－金融擔保合約。**此修訂規定已發行金融擔保(有關實體先前確定為保險合約者除外)初步按其公平值確認，其後按(一)已收及遞延相關費用之未攤銷結餘或(二)於結算日須用以結算承擔之開支計量(以較高者為準)。本集團已評估採納此項修訂之財務影響，並認為所構成的財務影響並不重大。

(二)*尚未生效而本集團並未提早採納之現有準則之詮釋*

以下為本集團並未提早採納之已頒佈現有準則之詮釋，由二〇〇六年一月一日或之後或較後期間開始之本集團會計期間須強制採納：

- **《財務準則》七「金融工具：披露」及《會計準則》一「財務報表之呈列－資本披露」之補充修訂(於二〇〇七年一月一日或之後開始之年度期間生效)**，將推出有關財務工具之新披露。本集團將由二〇〇七年一月一日開始之年度期間應用《財務準則》七及《會計準則》一之修訂。

- **香港(國際財務報告詮釋委員會)－詮釋八「《財務準則》二的範圍」(於二〇〇六年五月一日或之後開始之年度期間生效)。**香港(國際財務報告詮釋委員會)－詮釋八將對涉及發行股本工具交易之代價有所規定，倘所收可辨識代價少於所發行股本工具之公平值，則釐定股本工具是否屬於《財務準則》二之範圍。本集團由二〇〇七年一月一日起應用香港(國際財務報告詮釋委員會)－詮釋八，但預期不會對本集團之綜合財務報表有任何影響。

- **香港(國際財務報告詮釋委員會)－詮釋十「中期財務報告及減值」(於二〇〇六年十一月一日或之後開始之年度期間生效)。**香港(國際財務報告詮釋委員會)－詮釋十規定，按成本於中期期間確認之商譽、股本工具投資及金融資產投資之減值虧損，不得於其後的結算日撥回。本集團由二〇〇七年一月一日起應用香港(國際財務報告詮釋委員會)－詮釋十，但預期不會對本集團之綜合財務報表有任何影響。

二 主要會計政策概要(續)

(甲)編製基準(續)

(三)*尚未生效且與本集團經營無關之現有準則之詮釋*

以下為與本集團經營無關之已頒佈現有準則之詮釋,由二〇〇六年三月一日或之後或較後期間開始之本集團會計期間須強制採納:

- **香港(國際財務報告詮釋委員會)-詮釋七「根據《會計準則》二十九『惡性通脹經濟體之財務報告』應用重列會計法」(於二〇〇六年三月一日生效)**。香港(國際財務報告詮釋委員會)-詮釋七就如何於呈報期間應用《會計準則》二十九之規定提供指引,指引乃有關倘一個實體於其功能貨幣所屬經濟體出現惡性通脹,而該經濟體於往過期間並無惡性通脹之會計處理。由於本集團實體之功能貨幣無一屬於惡性通脹經濟體,故香港(國際財務報告詮釋委員會)-詮釋七與本集團之經營無關;及

- **香港(國際財務報告詮釋委員會)-詮釋九「重新評估內含衍生工具」(於二〇〇六年六月一日或之後開始之年度期間生效)**。香港(國際財務報告詮釋委員會)-詮釋九將規定一個實體評估內含衍生工具是否須要與主合約分開,並於該實體首次成為訂約方時入賬列為衍生工具。除非合約條款變更導致現金流出現重大修訂(原先根據合約有此規定,在此情況下須進行重新評估),否則不得於其後重新評估。由於概無本集團實體會更改合約條款,故香港(國際財務報告詮釋委員會)-詮釋九與本集團之經營無關。

(四)*於本年度生效但與本集團經營無關之準則、修訂及詮釋*

以下準則、修訂及詮釋由二〇〇六年一月一日或之後開始之會計期間須強制採納,但與本集團之經營無關:

- 《會計準則》十九(經修訂)-僱員福利;
- 《會計準則》二十一(經修訂)-於海外業務的投資淨額;
- 《會計準則》三十九(經修訂)-預測集團內交易之現金流對沖會計處理;
- 《會計準則》三十九(經修訂)-選擇以公平值入賬;
- 《財務準則》一(經修訂)-首次應用《財務準則》;
- 《財務準則》六-礦產資源開採及評估;
- 香港(國際財務報告詮釋委員會)-詮釋四-釐定安排是否包含租賃;
- 香港(國際財務報告詮釋委員會)-詮釋五-終止運作、復原及環境修復基金所產生權益之權利;及
- 香港(國際財務報告詮釋委員會)-詮釋六-參與特定市場-廢棄電力及電子設備產生之負債

二 主要會計政策概要（續）

(乙)綜合

綜合財務報表包括本公司及其所有附屬公司截至十二月三十一日的財務報表。

(一)*附屬公司*

附屬公司指本集團有權管控其財政及營運政策的所有實體，一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時，目前可行使或可兑換的潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

會計收購法乃用作本集團收購附屬公司的入賬方法。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不計及任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽(見附註二(己)(一))。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在綜合收益表確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，於附屬公司之投資按成本值扣除減值虧損撥備列賬(附註二(庚))。附屬公司之業績由本公司按已收及應收股息入賬。

(二)*與少數權益股東交易*

本集團以與外界人士進行交易的政策處理與少數權益股東所進行之交易。本集團向少數權益股東出售所產生的收益及虧損將於綜合收益表入賬，而向少數權益股東作出購買所導致的商譽，為任何已付代價與應佔相關已收購附屬公司資產淨值賬面值之差額。

二 主要會計政策概要（續）

(戊)永久業權土地物業、機器及設備

由於永久業權土地有無限可使用年期，故按成本扣除減值列賬，並毋須就折舊提撥。

物業、機器及設備按歷史成本減折舊列賬。歷史成本包括與購入有關項目有關的直接應佔開支。

其後成本只有在與該項目有關的未來經濟利益有可能流入本集團，而該項目的成本能可靠計量時，才包括在資產的賬面值或確認為獨立資產(按適用)。替代部分的賬面值終止確認。所有其他維修及保養在產生的財政期間內於收益表支銷。

其他資產的折舊採用以下的估計可使用年期將其成本或重估值按直線法分攤至剩餘價值計算：

一樓宇	二十年
一租賃物業裝修	五年或按租期(以較短者為準)
一傢俬、裝置、辦公室設備及租賃設備	二至五年
一車輛	五年
一展示設備	三年

資產的剩餘價值及可使用年期在每個結算日進行檢討，及在適當時調整。

若資產的賬面值高於其估計可收回價值，其賬面值即時撇減至可收回金額(附註二(庚))。

出售收益及虧損按所得款項賬面值比較釐定，並於收益表內的行政費用或收益中確認。當出售重估資產時，計入其他儲備的款項將轉撥至累計虧損。

二 主要會計政策概要（續）

(己)無形資產

(一) *商譽*

商譽指收購成本超過於收購日期本集團應佔所收購附屬公司及聯營公司的可識辨資產公平淨值之數額。收購附屬公司的商譽包括在「無形資產」內。收購聯營公司的商譽包括在「聯營公司投資」內，並以作為整體結餘之一部分進行減值測試。分別確認的商譽每年就減值進行測試，並按成本減累計減值虧損列賬。商譽減值虧損不得撥回。出售某個實體的盈虧包括與被出售實體有關的商譽的賬面值。

就減值測試而言，商譽會分配至現金產生單位，而該等現金產生單位為預期可受惠於產生商譽的企業合併。本集團將商譽分配至其各個業務所在地的各個業務分部(附註二(庚))。

(二) *電腦軟件*

購入的電腦軟件特許權按購入及使該特定軟件達到可使用時所產生的成本作資本化處理。此等成本按估計可使用年期(三至五年)攤銷。

與開發或維護電腦軟件程式有關的成本在產生時確認為費用。惟此成本如為與開發由本集團控制的可識辨及獨有軟件產品直接相關的成本，且有可能產生經濟利益多於成本超過一年，則確認為無形資產。成本包括因開發軟件而產生的員工成本和相關經常費用的適當份額。

確認為資產的電腦軟件開發成本按估計可使用年期(不超過五年)攤銷。

(庚)附屬公司、聯營公司投資及非財務資產減值

沒有確定使用年期或尚未可供使用之資產無需攤銷，及最少每年就減值進行測試。須作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額於收益表內確認。可收回金額以資產之公平值扣除資產銷售成本或使用價值兩者之較高者為準。於評估減值時，資產將按可識辨現金流量(現金產生單位)的最低層次組合。除商譽外的資產出現減值時，將於各個申報日期就可能收回之減值進行檢討。

二 主要會計政策概要(續)

(辛)財務資產

本集團將其財務資產分類如下:按公平值透過損益列賬、貸款及應收款及可供出售。分類方式視乎購入投資目的而定。管理層在初步確認時釐定財務資產的分類。

(一) *按公平值透過損益列賬的財務資產*

按公平值透過損益賬列賬的持作買賣財務資產賬的財務資產。財務資產若在購入時主要用作在短期內出售,則分類為此類別。

(二) *貸款及應收款*

貸款及應收款為有固定或可釐定付款且沒有在活躍市場上報價的非衍生財務資產。此等款項包括在流動資產內,但到期日由結算日起計超過十二個月者,則分類為非流動資產。貸款及貿易應收款及應收票據列在資產負債表中「貿易應收款及其他應收款」內(附註二(癸))。

(三) *可供出售財務資產*

可供出售財務資產為被指定為此類別或並無分類為任何其他類別的非衍生工具。除非管理層有意在結算日後十二個月內出售該項投資,否則此等資產列在非流動資產內。

財務資產的定期購入及出售在交易日(本集團承諾購入或出售該資產之日)確認。對於並非按公平值透過損益列賬的所有財務資產,投資初步按公平值加交易成本確認。當從投資收取現金流量的權利經已到期或經已轉讓,而本集團已將擁有權的所有風險和回報實際轉讓時,財務資產即終止確認。可供出售財務資產及按公平值透過損益列賬的財務資產其後按公平值列賬。貸款及應收款以實際利息法按攤銷成本列賬。

因「按公平值透過損益列賬的財務資產」類別的公平值變動而產生的盈虧,列入產生期間的收益表「其他收益 — 淨額」內。

二 主要會計政策概要（續）

(辛)財務資產(續)

(三) *可供出售財務資產(續)*

以外幣列賬及分類為可供出售的貨幣證券公平值變動乃根據證券攤銷成本變動與證券賬面值其他變動的換算差額分析。貨幣證券的換算差額確認為溢利或虧損，非貨幣證券的換算差額則確認為權益。貨幣證券及分類為可供出售的非貨幣證券公平值變動確認為權益。

當分類作可供出售證券售出或減值時，已於權益確認的累計公平值調整將於收益表「投資證券的收益及虧損」中列賬。

按實際利息法計算的可供出售證券利息將於本集團確立接收相關款項之權利時在收益表確認為其他收入的一部份。當本公司獲得收款權利時，可供出售的股權證券的股息於收益表確認為其他收入的一部分。

有價投資公平值根據現時投標價計算。並非於活躍市場報價的可供出售財務資產乃按成本扣除減值計量。

本集團於各個結算日評估是否有客觀證據顯示一項或一組財務資產出現減值。分類為可供出售的股本證券公平值若重大或持續下跌至低於其成本，則視為減值指標。若任何證據顯示可供出售財務資產出現該等指標，則以收購成本與現時公平值之差額，減任何過往於損益賬確認的財務資產減值虧損計算累計虧損，並從權益中扣除相關累計虧損，及於綜合收益表中註銷。於收益表確認的股本工具減值虧損不得於綜合收益表撥回。貿易應收款的減值測試載於附註二(癸)。

(四) *借出資產*

借出資產歸類為可供出售財務資產的一部分。借出資產的會計政策載於附註二(辛)(三)。

(壬)存貨

存貨按成本及可變現淨值兩者的較低者列賬。成本利用加權平均法釐定，當中包括存貨的發票原價。可變現淨值為在日常業務過程中的估計銷售價，減適用的變動銷售費用。

二 主要會計政策概要（續）

(癸)貿易應收款、應收票據及其他應收款

貿易及其他應收款初步以公平值確認，其後利用實際利息法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時，即就貿易應收款、應收票據及其他應收款設定減值撥備。債務人面對重大財政危機、債務人可能面臨破產或財務重組、拖欠付款等均視為貿易應收款減值的指標。撥備金額為資產賬面值與按原實際利率貼現的估計未來現金流量的現值兩者的差額。資產的賬面值透過使用撥備賬扣減，虧損的金額於綜合收益表中的「行政費用」中確認。倘貿易應收款未能收回，乃於貿易應收款撥備賬撇賬。已銷賬的其後收回金額於收益表的「行政費用」入賬。

(子)現金及現金等價物

現金及現金等價物包括手頭現金、銀行通知存款、原到期日為三個月或以下的其他短期高流動性投資，以及銀行透支。銀行透支在資產負債表的流動負債內貸款中列示。

(丑)股本

普通股被列為權益。

直接歸屬於發行新股或認股權的新增成本在權益中列為所得款的減少(扣除稅項)。

(寅)貿易應付款及應付票據

貿易應付款及應付票據初步按公平價確認，其後以實際利息法按攤銷成本計量。

(卯)貸款

貸款初步按公平值並扣除產生的交易成本確認。貸款其後按攤銷成本列賬，所得款(扣除交易成本)與贖回價值的任何差額利用實際利息法於貸款期間內在收益表確認。

除非本集團可無條件將負債的結算遞延至結算日後最少十二個月，否則貸款須分類為流動負債。

二 主要會計政策概要（續）

(辰) 遞延所得稅

遞延所得稅利用負債法就資產和負債的稅基與在綜合財務報表的賬面值產生的暫時差異全數撥備。然而，若遞延所得稅來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課稅盈虧，則不作記賬。遞延稅項採用在結算日前已頒佈或實質頒佈，並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。

遞延所得稅資產是就可能有未來應課稅盈利而就此可使用暫時差異而確認。

遞延所得稅就附屬公司、聯營公司及共同控制實體投資產生之暫時差異而撥備，但假若本集團可以控制暫時差異之撥回時間，而暫時差異在可預見將來有可能不會撥回則除外。

(巳) 僱員福利

(一) *退休金責任*

集團公司營運多個退休金計劃，一般透過向保險公司或受託管理基金付款而注資。界定供款計劃是一項本集團向一個獨立實體支付固定供款的退休計劃。若該基金並無持有足夠資產向所有僱員就其在當期及以往期間的服務支付福利，本集團亦無法定或推定責任作出進一步付款。

本集團就界定供款計劃以強制性、合約性或自願性方式向公開或私人管理的退休保險計劃供款。本集團作出供款後，即無進一步付款責任。供款在應付時確認為僱員福利開支。預付供款在可取得退回現金或日後付款減少的情況下確認為資產。

二 主要會計政策概要（續）

(巳)僱員福利(續)

(二) *以股份為基礎的補償*

本集團設有一項以權益償付、以股份為基礎的補償計劃。僱員為獲取授予認股權而提供的服務的公平值確認為費用。在歸屬期間內將予支銷的總金額參考授予的認股權的公平值釐定，但不包括任何非市場既定條件(例如盈利能力和銷售增長目標)的影響。非市場既定條件包括在有關預期可歸屬的認股權數目的假設中。在每個結算日，實體修訂其對預期可歸屬認股權數目的估計。本集團在收益表確認對原估算修訂(如有)的影響，並按餘下歸屬期對權益作出相應調整。

在認股權行使時，收取的所得款扣除任何直接應佔的交易成本後，撥入股本(面值)和股本溢價。

(三) *終止服務權益*

終止服務權益於僱用在正常退休日期前被終止，或當僱員接受自願遣散以換取此等福利時支付。本集團在可證明以下承諾時確認終止服務權益：根據一項詳細的正式計劃終止現有僱員的僱用(沒有撤回的可能)；或因為提出一項要約以鼓勵自願遣散而提供的終止服務權益。在結算日後超過十二個月支付的福利貼現為現值。

(四) *盈利分享及獎金計劃*

本集團依據一條方程式就獎金及盈利分享確認負債和費用，該方程式考慮了本公司股東的應佔盈利(作出若干調整後)。本集團就合約責任或據過往經驗已產生推定責任而確認撥備。

二 主要會計政策概要（續）

(午)撥備

在出現以下情況時會作出撥備：本集團因已發生的事件而產生現有的法律或推定責任。這可能需要有資源流出以償付責任；及金額已經可靠估計。未來營運虧損將不予確認撥備。

如有多項類似責任，則根據責任的類別整體考慮其需要在償付中流出資源的可能性。即使在同一責任類別所包含的任何一個項目相關的資源流出的可能性不高，仍須確認撥備。

撥備按償付責任預期所須開支的現值以稅前率計算，而該稅前率可反映貨幣時間價值及責任獨有風險的現時市場評估。因時間過去而導致的撥備增加確認為利息開支。

(未)收益確認

收益包括本集團日常業務中出售貨品及服務的已收或應收代價公平值。收益已扣除增值稅、退貨、佣金和折扣，本集團內部銷售亦已對銷。

倘收益額能可靠地計量及未來經濟利益可能會流入實體，且達到以下本集團各項業務之特定標準，本集團將確認收益。收益額於與銷售有關之所有或然事故獲得解決後方可視為能可靠地計量。本集團根據過往業績作出估計，並經考慮客戶類別、交易類別及各項交易之特定因素。

(一) *數據網絡系統設計、銷售與安裝及提供相關工程服務*

數據網絡系統設計、銷售與安裝及提供相關工程服務的收入，乃於完成安裝後確認，一般為系統交付予顧客同時發生。

二 主要會計政策概要（續）

(未)收益確認(續)

(二) *銷售流動電話－批發*

本集團於批發市場銷售一系列流動電話。貨物銷售於一集團實體交付產品予批發商時確認。批發商可全權酌情決定產品之銷售渠道及售價，亦批發商接收產品不受任何未履行責任影響。付運於以下情況方為完成：產品運抵特定地點、過時及虧損風險轉移至批發商、批發商根據銷售合約接收產品、接收條文失效，或本集團有客觀證據證明已達成所有接收標準。

客戶有權在批發市場退回有問題產品。銷售乃根據銷售合約所定價格，扣除銷售時之預計退貨額入賬。由於銷售信貸期少於一個月且符合市場慣例，故並不存在融資因素。

(三) *銷售流動電話－零售*

本集團經營銷售流動電話之零售市場。貨物銷售於集團實體交付產品予客戶時確認。零售銷售一般以現金結算。

本集團之政策是向最終客戶銷售其產品，而客戶可於一星期內退換。本集團並無任何顧客忠誠計劃。

(四) *數碼影像處理管理解決方案*

提供數碼影像處理管理解決方案的收入於擁有權的風險及回報轉移後確認，一般即交付貨品予顧客及轉讓所有權當時。

(五) *銷售服務*

本集團向最終用戶銷售維修服務。該等服務按定價合約提供，合約其一般由一年以下至三年。

提供維修服務之定價合約之收益一般於提供服務期間以直線法於合約期內確認。

透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務的收入，佣金收入及管理費收入於提供相關服務時確認。

二 主要會計政策概要(續)

(未)收益確認(續)

(六) *利息收入*

利息收入採用實際利息法按時間比例確認。倘應收款出現減值,本集團會將賬面值減至可收回款額,即估計的未來現金流量按該工具原有實際利率貼現值,並繼續將貼現計算並確認利息收入。已減值貸款之利息收入按原有實際利率確認。

(七) *股息收入*

股息收入在收取款項的權利確定時確認。

(八) *經營租賃租金收入*

經營租賃租金收入乃於租賃期按直線分期確認。

(申)經營租賃

如租賃擁有權的重大部份風險和回報由出租人保留,則分類為經營租賃。根據經營租賃支付的款項(扣除自出租人收取之任何優惠後)於租賃期內以直線法在收益表支銷。

根據經營租賃出租的設備列入資產負債表內的物業、機器及設備,並按與同類所擁有設備一致的基準於預期可使用期內折舊。預金收入(扣除租賃所獲優惠)於租期內以直線法確認。

二 主要會計政策概要（續）

(酉) 借貸成本

借貸成本於產生的年度在收益表扣除。

(戌) 或然負債及或然資產

或然負債指因過往事件而可能產生的責任，而該等過往事件僅可以不完全受本集團控制的一件或多件不確定未來事件的發生或不發生而確定。或然負債亦指因過往事件產生的現時責任，但因經濟資源流出的可能性不大或責任金額不能可靠地計量而並未確認。

或然負債不予確認，但已於財務報表附註中披露。倘經濟資源流出的可能性有變，導致有可能流出經濟資源，則將或然負債確認為準備。

或然資產指因過往事件而可能產生的資產，而該等過往事件僅可以不完全受本集團控制的一件或多件不確定未來事件的發生或不發生而確定。

倘有可能流入經濟資源，或然資產不予確認，但已於財務報表附註中披露。倘肯定會流入經濟資源，方予確認資產。

(亥) 持作出售非流動資產及終止經營業務

若非流動資產的賬面值主要透過出售交易而非持續使用而收回，則分類為持作出售資產，並按賬面值與公平價值減銷售成本兩者的較低者列賬。

若干比較數字因載於附註三十六的終止經營業務的影響而作出調整。

三 財務風險管理

(甲)財務風險因素

本集團的活動承受著多種的財務風險：市場風險(包括貨幣風險、公平值利率風險、現金流量利率風險及價格風險)、信貸風險、流動資金風險。本集團的整體風險管理計劃專注於財務市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。

風險管理由董事執行。董事透過與本集團營運單位的緊密合作，負責確定及評估財務風險。

(一) *市場風險*

— 外匯風險

本集團在全球營運，故此承受多種不同貨幣產生的外匯風險，而主要涉及港幣及歐元的風險。外匯風險來自未來商業交易、已確認資產和負債以及海外業務的淨投資。

本集團持有若干海外業務投資，此等業務的淨資產承受外幣換算風險。本集團的海外業務淨資產所產生的外匯風險，主要透過以相關外幣計值的貸款管理，以務求自然對沖。

— 價格風險

由於本集團持有的若干投資在綜合資產負債表中分類為可供出售財務資產，故此本集團承受股權證券的價格風險。本集團不承受商品價格風險。為管理其因投資於股權證券而產生的價格風險，本集團將其業務組合多元化發展。多元化業務組合乃按本集團設定的限度作出。

— 現金流及公平值利率風險

由於本集團並無重大計息資產，本集團的收入及經營現金流絕大部分不受市場利率變動影響。

本集團的利率風險來自借款。以可變利率發出的借款令本集團承受現金流利率風險。利率固定的借款令本集團承受公平值利率風險。於本年度及二〇〇五年，本集團的可變利率借款以澳門元和歐元計值。本集團務求將借款維持於短期基準，並於認為適當之時再作融資。

三 財務風險管理（續）

(甲)財務風險因素(續)

(二) *信貸風險*

信貸風險按集團基準管理。信貸風險來自現金及現金等價物、付予銀行及財務機構的按金以及批發及零售客戶的信貸風險，包括尚未清償應收款項及已承諾交易。董事評估每個客戶的信貸素質，計及其財務狀況、過往經驗及其他因素。個人風險限額乃根據董事會設定的限額按內部或外在評級設定。信貸限額的使用受定期監察。向零售客戶銷貨以現金清償。

(三) *流動資金風險*

審慎的流動資金風險管理包括維持充足的現金和有價證券，從已承諾信貸融資的足夠額度備有資金，和有能力結算市場持倉。由於基本業務的多變性質，董事透過已承諾的可用信貸額度備有資金以維持資金的靈活性。

(乙)公平值估計

在活躍市場買賣的金融工具(例如可供出售證券)之公平值根據結算日的市場報價列賬。本集團持有的財務資產的市場報價為當時買盤價。

並非於活躍市場報價的可供出售財務資產乃按成本扣除減值計量。

貿易應收款和應付款的賬面值減估計信貸調整，乃其公平值的合理近似值。財務負債公平值的估計按未來合約現金流量以本集團類似金融工具可得的現有市場利率貼現計算，以供披露。

四 關鍵會計估算及評估

估算及評估均持續檢討，並依據過往經驗及其他因素，包括相信在有關情況下屬合理對日後事件的預期。

(甲)關鍵會計估算及假設

本集團對未來作出估算和假設。定義上，所得的會計估算很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的賬面值作出重大調整的估算和假設討論如下。

(一)*商譽的估計減值*

根據附註二(庚)所述的會計政策，本集團每年測試商譽是否出現減值。現金產生單位的可收回金額按照使用價值計算而釐定。此等計算需要利用估算(附註八)。

(二)*所得稅*

本集團須要在多個司法權區繳納所得稅。在釐定全球所得稅撥備時，須要作出重大判斷。在一般業務過程中，有許多交易和計算所涉及的最終稅務釐定都是不確定的。本集團根據對是否須要繳付額外稅款的估計，就預期稅務審計項目確認負債。倘此等事件的最終稅務後果與最初記錄的金額不同，則此等差額將影響作出此等釐定期間的所得稅和遞延稅撥備。

(乙)應用該實體的會計政策時作出的重大判斷

金融資產減值

本集團根據《會計準則》三十九的指引釐定一項可供出售金融資產有否減值。釐定時須作出重大判斷。於作出判斷時，本集團評估(其中包括)一項投資的公平值低於其成本的時間及程度；以及被投資公司的財務狀況及短期業務前景，包括行業及界別表現、技術變更以及經營和融資現金流等因素。

五 分部資料

(甲) 主要報告形式—業務分部

於二〇〇五年十二月三十一日，本集團分為三類主要業務分部：

— 數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售；

— 透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務

— 數碼影像處理管理解決方案

鑑於流動電話的銷售於本年內有所增加，銷售流動電話合資格成為一項獨立分部，二〇〇五年的比較數字已重列。

於二〇〇六年六月十三日，本集團出售提供數碼影像處理管理解決方案分部(附註三十七)。於二〇〇六年十一月二十四日，本集團決定出售透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務的業務，並預期於二〇〇七年出售整個業務(附註三十六)。

因此，於二〇〇六年十二月三十一日，本集團由兩個主要分部組成：

— 數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售；反

— 銷售流動電話。

五 分部資料（續）

(甲)主要報告形式—業務分部(續)

本年度的分部業績如下：

	持續經營業務				終止經營業務		
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	未分配	總計	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
收益	379,751	56,969	—	436,720	25,381	74,358	99,739
經營虧損	(11,351)	(2,047)	(9,769)	(23,167)	(3,484)	(14,312)	(17,796)
商譽減值	(837)	—	—	(837)	—	(60,212)	(60,212)
出售附屬公司收益	—	—	—	—	8,137	—	8,137
融資收入				2,679			61
融資成本				(1,217)			(1,156)
融資收入／(成本)淨額(附註二十五)				1,462			(1,095)
應佔聯營公司虧損(附註十)				(257)			—
除所得税前虧損				(22,799)			(70,966)
所得税減免／(支出)(附註二十六)				8,322			(215)
本年度虧損				(14,477)			(71,181)

五 分部資料（續）

(甲) 主要報告形式—業務分部（續）

截至二〇〇五年十二月三十一日止年度分部業績如下：

	持續經營業務				終止經營業務		
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	未分配	總計	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
收益	408,551	53,674	—	462,225	48,050	85,156	133,206
經營虧損	(2,548)	(2,180)	(20,079)	(24,807)	(7,850)	(1,222)	(9,072)
商譽減值	—	—	—	—	(512)	—	(512)
融資收入				3,440			131
融資成本				(5,774)			(1,737)
融資成本－淨額（附註二十五）				(2,334)			(1,606)
應佔聯營公司盈利（附註十）				202			—
除所得稅前虧損				(26,939)			(11,190)
所得稅開支出（附註二十六）				(1,933)			(486)
截至二〇〇五年十二月三十一日止年度虧損				(28,872)			(11,676)

五 分部資料（續）

(甲)主要報告形式—業務分部(續)

其他在收益表列賬的分部項目如下：

	持續經營業務			終止經營業務		
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	總計	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	總計
	千港元	千港元	千港元	千港元	千港元	千港元
本年度						
折舊	3,750	239	3,989	308	1,022	1,330
攤銷	—	—	—	—	597	597
商譽減值	837	—	837	—	60,212	60,212
軟件特許權減值	—	—	—	—	293	293
貿易應收款減值	3,224	494	3,718	—	3,591	3,591
存貨減值	—	—	—	109	—	109
截至二〇〇五年十二月三十一日止年度						
折舊	4,463	211	4,674	598	1,758	2,356
攤銷	—	—	—	—	648	648
商譽減值	—	—	—	512	—	512
軟件特許權減值	—	—	—	78	—	78
貿易應收款減值	6,963	17	6,980	—	360	360
存貨撥備	7,337	17	7,354	—	—	—

五 分部資料（續）

(甲) 主要報告形式—業務分部(續)

分部間轉撥或交易按各方釐定及協定的一般商業條款在日常業務中訂立。

分部資產主要包括永久業權土地、物業、機器及設備、無形資產、存貨、應收款、現金及現金等價物。未分配資產包括可供出售財務資產、借出資產、貸款及應收款及於損益表按公平值列賬的其他財務資產等項目。

分部負債由營運負債組成，未分配負債包括貸款。

資本開支包括物業、機器及設備及無形資產的添置。

於二○○六年十二月三十一日的分部資產及負債以及本年度的資本開支如下：

	持續經營業務				終止經營業務		
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	未分配	總計	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
資產	362,577	4,426	15,521	382,524	—	22,856	22,856
聯營公司	445	—	—	445	—	—	—
總資產	363,022	4,426	15,521	382,969	—	22,856	22,856
負債	297,084	1,158	3,673	301,915	—	64,390	64,390
資本開支	668	—	—	668	57	859	916

五 分部資料（續）

(甲) 主要報告形式—業務分部（續）

於二〇〇五年十二月三十一日的分部資產及負債及本年度的資本開支如下：

	持續經營業務				終止經營業務		
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	未分配	總計	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
資產	335,662	5,512	60,154	401,328	28,448	92,087	120,535
聯營公司	1,818	—	—	1,818	14	—	14
總資產	337,480	5,512	60,154	403,146	28,462	92,087	120,549
負債	273,196	1,275	37,926	312,397	20,678	58,856	79,534
資本開支	1,074	—	—	1,074	593	3,048	3,641

五 分部資料（續）

(b) 次要報告形式－地區分部

本集團的四個業務分部在三個主要地區，惟此等業務是全球統一管理。

於本年度，本集團持續經營業務主要位於中國內地、香港和澳門，而本集團終止經營業務主要位於香港及澳門及歐洲。

收益

	二〇〇六年 千港元	二〇〇五年 千港元
持續經營業務		
中國內地	**157,900**	215,086
香港及澳門	**278,820**	247,139
	436,720	462,225
終止經營業務		
中國內地	**562**	2,773
香港及澳門	**24,819**	45,277
歐洲	**74,358**	85,156
	99,739	133,206

收益根據客戶所在的地方劃分。

總資產

	二〇〇六年 千港元	二〇〇五年 千港元
持續經營業務		
中國內地	**106,889**	100,969
香港及澳門	**260,114**	268,653
歐洲	**—**	92,087
	367,003	461,709
聯營公司(附註十)	**445**	1,832
未分配資產	**15,521**	60,154
	382,969	523,695
終止經營業務		
歐洲	**22,856**	—

總資產根據資產所在地劃分。

五 分部資料（續）

(b) 次要報告形式－地區分部（續）

資本開支

	二〇〇六年 千港元	二〇〇五年 千港元 （重列）
持續經營業務		
中國內地	**324**	210
香港及澳門	**344**	864
	668	1,074
持續經營業務		
香港及澳門	**57**	593
歐洲	**859**	3,048
資本開支根據資產所在地劃分	**916**	3,641

六 永久業權土地 — 集團

永久業權土地位於澳門，並以成本列賬。

八 無形資產 — 集團

	商譽 千港元	軟件特許權 千港元	合計 千港元
於二〇〇五年一月一日			
成本	99,507	20,877	120,384
累計攤銷及減值	(33,088)	(19,398)	(52,486)
賬面淨值	66,419	1,479	67,898
截至二〇〇五年十二月三十一日止年度			
期初賬面淨值	66,419	1,479	67,898
換算差額	(8,741)	(182)	(8,923)
添置	—	428	428
終止經營業務攤銷開支(附註(甲))	—	(648)	(648)
終止經營業務減值開支(附註(乙))	(512)	(78)	(590)
期終賬面淨值	57,166	999	58,165
於二〇〇五年十二月三十一日			
成本	87,705	20,015	107,720
累計攤銷及減值	(30,539)	(19,016)	(49,555)
賬面淨值	57,166	999	58,165

八 無形資產 — 集團（續）

	商譽	軟件特許權	合計
	千港元	千港元	千港元
本年度			
期初賬面淨值	57,166	999	58,165
換算差額	3,866	74	3,940
添置(附註三十八)	17	185	202
終止經營業務攤銷開支(附註(甲))	—	(597)	(597)
持續經營業務減值開支(附註(乙))	(837)	—	(837)
終止經營業務減值開支(附註(乙))	(60,212)	(293)	(60,505)
出售	—	(128)	(128)
減：包括在持作出售			
非流動資產(附註三十六)	—	(240)	(240)
期終賬面淨值	—	—	—
於二〇〇六年十二月三十一日			
成本	10,947	—	10,947
累計攤銷及減值	(10,947)	—	(10,947)
賬面淨值	—	—	—

附註：

(甲) 終止經營業務的攤銷列入行政費用內。

(乙) 分部的賬面值已透過確認商譽的減值虧損，撇減至其可收回金額。該等減值開支已就持續經營業務及終止經營業務於收益表披露。

八 無形資產 — 集團（續）

商譽減值測試

商譽根據營運地區和業務分部，分配至本集團可識辨的現金產生單位。商譽減值約837,000港元及60,212,000港元分別與數據網絡系統設計、銷售與安裝及提供相關工程服務的中國內地業務分部以及透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務的歐洲業務分部有關。

現金產生單位的可收回金額根據使用價值計算。計算方式依據管理層批核的三年期財政預算利用税前現金流量預測。管理層根據過往表現及其對市場發展的預測釐定預算毛利率。所採用的貼現率為税前比率並反映相關分部的特定風險。永久長期增長率並不用作推斷預算期間以外的現金流量。取而代之，管理層使用市盈率釐定本集團各現金產生單位的終值。該增長率不超過現金產生單位營運的業務長期平均增長率。

用作分析各現金產生單位的貼現率如下：

	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	**透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務**
貼現率	14.60%	14.50%

現金產生單位的減值因中國內地持續經營業務及歐洲終止經營業務而產生。此乃之前年度收購的附屬公司業績持續出現重大虧損。

九 附屬公司投資及應收／應付附屬公司款項－公司

(甲)附屬公司投資

	二〇〇六年 千港元	二〇〇五年 千港元
投資，按成本，非上市	73,918	73,918
附屬公司投資減值	(31,332)	—
	42,586	73,918

以下為於二〇〇六年十二月三十一日主要附屬公司的名單：

名稱	註冊成立地點及法定實體類別	主要業務及營業地點	已發行／註冊股本詳情	所持有效權益概約百分比
泰思通軟件(上海)有限公司(「泰思通」)	中國，有限責任公司	在中國內地研究及開發軟件及提供相關軟件顧問服務	510,000美元	83%
廣州市愛達利發展有限公司(「廣州愛達利」)	中國，有限責任公司	在中國內地經營數據網絡系統設計、銷售與安裝及提供相關工程服務	3,000,000元人民幣	54%
廣州市圖文資訊有限公司(「圖文資訊」)	中國，有限責任公司	在中國內地提供互聯網相關數據服務	1,000,000元人民幣	44% (附註(二))
廣州愛達利科技有限公司(「廣州愛達利」)	中國，有限責任公司	在中國內地經營數據網絡系統設計、銷售與安裝及提供相關工程服務	3,000,000元人民幣	100%

九 附屬公司投資及應收／應付附屬公司款項－公司（續）

(甲)附屬公司投資(續)

以下為於二〇〇六年十二月三十一日主要附屬公司的名單：(續)

名稱	註冊成立地點及法定實體類別	主要業務及營業地點	已發行／註冊股本詳情	所持有效權益概約百分比
澳中通訊設備有限公司	澳門，有限公司	在澳門銷售流動電話	3,002,000澳門元	100%
廣州新科愛達利電訊技術有限公司	中國，有限責任公司	在中國內地研究及開發無綫數據通訊及互聯網相關產品	3,000,000美元	82% (附註(三))
中亞(香港)有限公司	香港，有限公司	暫停營業	每股面值1港元的普通股1股	100%
萬訊電腦科技有限公司	澳門，有限公司	在澳門提供電腦軟件、硬件及系統集成服務	100,000澳門元	100%
逸強(澳門)有限公司	澳門，有限公司	在澳門銷售通訊設備	1,685,000澳門元	100%
Servicios Telefónicos de Audiotex, Socieded Anónima (附註(一))	西班牙，有限公司	在西班牙透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	每股面值6.01021歐元的註冊普通股150,000股	60%
SuperCom GmbH Audiotex Systeme (附註(一))	德國，有限公司	在德國透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	25,000馬克(引進歐元前的德國法定貨幣)	60%

九 附屬公司投資及應收／應付附屬公司款項－公司（續）

(甲)附屬公司投資(續)

以下為於二〇〇六年十二月三十一日主要附屬公司的名單：(續)

名稱	註冊成立地點及法定實體類別	主要業務及營業地點	已發行／註冊股本詳情	所持有效權益概約百分比
Teleconcept Multimedia B.V.(附註(一))	荷蘭，有限公司	在荷蘭透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	每股面值10歐元的普通股1,800股	60%
Teleconcept-Multimedia N.V.(附註(一))	荷蘭，有限公司	在芬蘭、德國、香港、荷蘭及西班牙投資控股	每股面值0.01歐元的普通股11,250,000股	60%
Teleconcept-Multimedia China Limited(附註(一))	香港，有限公司	暫無營業	每股面值1港元的普通股1股	60%
Tel-More Productions Oy(附註(一))	芬蘭，有限公司	在芬蘭透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	每股面值500歐元的普通股100股	60%
泰思通科技(香港)有限公司	香港，有限公司	在中國內地投資控股及在香港提供軟件顧問服務	每股面值1港元的普通股1,000股	83%
Vodatel Holdings Limited	英屬維爾京群島，有限公司	在澳門投資控股及數據網絡系統設計、銷售與安裝及提供相關工程服務	每股面值1美元的普通股10,000股	100%[1]

九 附屬公司投資及應收／應付附屬公司款項－公司（續）

(甲)附屬公司投資(續)

以下為於二○○六年十二月三十一日主要附屬公司的名單：(續)

名稱	註冊成立地點及法定實體類別	主要業務及營業地點	已發行／註冊股本詳情	所持有效權益概約百分比
Vodatel Integrated Solutions (Vietnam) Limited (附註(一))	越南，有限公司	在越南經營數據網絡系統設計、銷售與安裝及提供相關工程服務	20,000美元	75%
愛達利網絡(香港)有限公司	香港，有限公司	在香港銷售數據網絡系統及提供相關工程服務	每股面值1港元的普通股2股	100%
Vodatel Systems Inc.	英屬維爾京群島，有限公司	在澳門經營數據網絡系統設計、銷售與安裝及提供相關工程服務	每股面值1美元的普通股1,000股	100%
愛達利電訊有限公司－澳門離岸商業服務	澳門，有限公司	暫無營業	10,000澳門元	100%
Vodatel Systems (HK) Limited	英屬維爾京群島，有限公司	在香港提供倉庫服務	每股面值1美元的普通股1,000股	100%

[1] 本公司直接持有的股份

附註：

(一) 羅兵咸永道會計師事務所並非該等附屬公司的法定核數師。該等附屬公司資產淨值合共約佔本集團資產淨值約19.02%。

(二) 廣州愛達利直接持有圖文資訊的81.82%權益。

(三) 於二○○六年十二月二十九日，以代價人民幣500,000元(約499,000港元)向新科愛達利少數股東收購新科愛達利21.6%實際利益後，本集團於新科愛達利的實際利益由60%增加至81.6%。在此項交易中，本集團錄得17,000港元的商譽(附註三十八)。

九 附屬公司投資及應收／應付附屬公司款項－公司（續）

(乙) 應收／付附屬公司的款項

應收／付附屬公司的款項為無抵押及免息。

十 於聯營公司的投資－集團

	二OO六年 千港元	二OO五年 千港元
年初	**1,832**	1,630
應佔(虧損)／盈利	**(257)**	202
	1,575	1,832
出售(附註)	**(1,130)**	—
年終	**445**	1,832

本集團於聯營公司(於二OO六年十二月三十一日均為非上市)的投資如下：

名稱	註冊成立地點	所持 註冊資本詳情	所持實際 權益
Source Tech有限公司	澳門	100,000澳門元	45%

	資產 千港元	負債 千港元	收益 千港元	虧損 千港元
截至二OO五年 十二月三十一日止年度	8,273	(1,245)	4,170	(9,682)
本年度	1,490	(500)	3,593	(1,592)

附註：

於二OO六年十一月三十一日，本集團出售其於拓普士的權益予新科愛達利一少數權益股東，代價為人民幣500,000元(約499,000港元)。為數約631,000港元的虧損已確認及計入行政費用內(附註(二十二))。

十一可供出售財務資產及借出資產 — 集團

	二〇〇六年 千港元	二〇〇五年 千港元
年初	**19,663**	24,059
增添	**—**	8,300
出售	**—**	(2,490)
重估(附註二十(甲))	**(4,161)**	(10,206)
年終	**15,502**	19,663

本年度並無出售上市證券(二〇〇五年：約2,490,000港元)，亦無就可供出售財務資產作出任何減值撥備。(二〇〇五年：零)

可供出售財務資產包括下列各項：

	二〇〇六年 千港元	二〇〇五年 千港元
股本證券：		
一上市 — 香港(附註)	**8,606**	12,767
一非上市	**6,896**	6,896
	15,502	19,663

	二〇〇六年 千港元	二〇〇五年 千港元
可供出售財務資產乃以下列貨幣列值：		
港元	**8,607**	12,768
澳門元	**1,110**	1,110
美元	**5,785**	5,785
	15,502	19,663

十一 可供出售財務資產 — 集團（續）

附註：

名稱	註冊成立地點及法定實體類別	主要業務及營業地點	已發行股本詳情	所持有實際權益概約百分比
Mobile Telecom Network (Holdings) Limited (流動電訊網絡(控股)有限公司*)	開曼群島，有限責任公司	在香港及其他亞洲國家開發、提供及銷售流動互聯網通訊、電訊及相關服務	每股面值0.01美元的普通股472,811,363股	20%

* *僅供識別*

本集團擁有在創業板上市的流動電訊20%權益。本集團在流動電訊的董事會並無代表，亦無參與該公司的政策制訂或與其進行重大交易，彼此間亦無交換管理人員或提供重要技術資訊。本集團對流動電訊並無重大影響力，因此流動電訊並非本集團的聯營公司。

十二 借出資產 — 集團

	二〇〇六年 千港元	二〇〇五年 千港元
在非活躍市場買賣及屬私人發行人的非上市債務證券：		
年初	**38,597**	38,629
重估(附註二十(甲))	**151**	(32)
年終	**38,748**	38,597
減一即期部份	**(38,748)**	—
非即期部份	**—**	38,597

借出資產指在非活躍市場買賣及屬私人發行人的非上市債務證券，於二〇〇六年十二月三十一日以若干借貸抵押(附註十八)。債務證券於二〇〇七年十月到期。

借出資產以美元(二〇〇五年：美元)為單位。

十三存貨 — 集團

	二〇〇六年 **千港元**	二〇〇五年 千港元
網絡及影像處理設備	**15,478**	17,980
流動電話	**667**	639
	16,145	18,619

存貨成本中確認為開支並列入銷售成本的金額約為345,150,000港元(二〇〇五年:約377,600,000港元)。

截至二〇〇五年十二月三十一日止年度,本集團就存貨撥備確認約7,354,000港元的虧損。該虧損列入收益表中的銷售成本。

於二〇〇六年十二月三十一日,以可變現淨值列賬的存貨約為5,938,000港元(二〇〇五年:13,472,000港元)。

十四貿易應收款、應收票據及其他應收款 — 集團及公司

	本集團		**本公司**	
	二〇〇六年 **千港元**	二〇〇五年 千港元	**二〇〇六年** **千港元**	二〇〇五年 千港元
貿易應收款及 應收票據	**249,727**	329,195	**—**	—
減:應收款減值撥備	**(77,766)**	(87,284)	**—**	—
貿易應收款及 應收票據 — 淨額	**171,961**	241,911	**—**	—
其他應收款、 按金及預付款項	**26,228**	27,817	**271**	265
	198,189	269,728	**271**	265

十四貿易應收款、應收票據及其他應收款 — 集團及公司（續）

貿易應收款及應收票據的賬面值與其公平值相若。

本集團的銷售均以預收款項、信用證及無擔保信貸方式支付。授予客戶的信貸條件各有不同，但一般為個別客戶及本集團磋商的結果。於二〇〇六年十二月三十一日，貿易應收款及應收票據的賬齡分析如下：

	二〇〇六年 千港元	二〇〇五年 千港元
三個月內	**110,657**	175,538
>三個月及≤六個月	**20,225**	46,327
>六個月及≤十二個月	**18,571**	15,703
十二個月以上	**100,274**	91,627
	249,727	329,195

本集團的貿易應收款及應收票據乃以下列貨幣列值：

	二〇〇六年 千港元	二〇〇五年 千港元
港元	**6,900**	10,770
美元	**66,007**	83,326
其他貨幣	**99,054**	147,815
	171,961	241,911

貿易應收款及應收票據減值撥備的變動如下：

	二〇〇六年 千港元	二〇〇五年 千港元
年初	**87,284**	86,704
減：包括在持作出售非流動資產	**(13,236)**	—
年初(重列)	**74,048**	86,704
持續經營業務減值(附註二十二)	**3,718**	6,980
終止經營業務減值	**—**	360
未動用金額撥回	**—**	(6,760)
年終	**77,766**	87,284

應收款減值的產生及解除包括於收益表的行政費用內。於撥備賬扣除的金額一般在預期不會收回額外現金時撇銷。

十五 貸款及應收款及按公平值透過損益列賬的其他財務資產 — 集團

	二〇〇六年 千港元	二〇〇五年 千港元
投資於上市可換股債券，分為：		
貸款及應收款	—	774
按公平值列賬的其他財務資產	—	592
	—	1,366
上市證券市值	—	592

按公平值透過損益列賬的其他財務資產，在現金流量表的營運活動項目中列為營運資金的部份變動。

截至二〇〇五年十二月三十一日止年度，按公平值透過損益列賬的其他財務資產的未變現公平值虧損並無變動。約1,384,000港元記錄於收益表其他收益－淨額（附註二十三）。

可換股債券於本年度全數清償時錄得為數592,000港元的虧損（二〇〇五年：零）（附註二十三）。

十六 現金及現金等價物 — 集團及公司

	集團		公司	
	二〇〇六年 千港元	二〇〇五年 千港元	二〇〇六年 千港元	二〇〇五年 千港元
銀行及手頭現金	107,914	73,475	336	236
短期銀行存款	14	29,579	—	—
	107,928	103,054	336	236

短期銀行存款的實際利率為3.25厘（二〇〇五年：4厘）。此等存款的平均到期日為十四天。

十六 現金及現金等價物 — 集團及公司（續）

就現金流量表而言，現金及現金等價物及銀行透支包括下列項目：

	集團		公司	
	二〇〇六年 千港元	二〇〇五年 千港元	**二〇〇六年 千港元**	二〇〇五年 千港元
現金及現金等價物	**107,928**	103,054	**336**	236
銀行透支 (附註十八)	**(517)**	(402)	**—**	—
	107,411	102,652	**336**	236

十七 貿易應付款、應付票據及其他應付款 — 集團及公司

	集團		公司	
	二〇〇六年 千港元	二〇〇五年 千港元	**二〇〇六年 千港元**	二〇〇五年 千港元
貿易應付款及 應付票據(附註)	**165,151**	183,884	**—**	—
其他應付款及 應計費用(附註)	**56,194**	79,146	**3,658**	2,922
	221,345	263,030	**3,658**	2,922

於二〇〇六年十二月三十一日，貿易應付款及應付票據(包括貿易性質的應付關連人士款項)的賬齡分析如下：

	集團	
	二〇〇六年 千港元	二〇〇五年 千港元
三個月以內	**100,766**	139,595
>三個月及≤六個月	**1,899**	34,411
>六個月及≤十二個月	**20,292**	4,238
十二個月以上	**42,194**	5,640
	165,151	183,884

附註：

貿易應付款、應付票據及其他應付款包括結欠董事 José Manuel dos Santos及其所擁有的關連公司的款項分別為561,000港元(二〇〇五年：375,000港元)及452,000港元(二〇〇五年：493,000)。

十八 貸款 — 集團

	二〇〇六年 千港元	二〇〇五年 千港元
非流動		
銀行貸款，有抵押(附註)	—	35,010
流動		
其他貸款，無抵押	—	13,783
銀行透支(附註十六)	517	402
銀行貸款，有抵押(附註十二)	35,010	—
銀行貸款，無抵押	—	25,031
	35,527	39,216
總貸款	35,527	74,226

附註：

有抵押銀行貸款約35,010,000港元(二〇〇五年：35,010,000港元)以私人發行人所發行在非活躍市場買賣的非上市債務證券約38,748,000港元(二〇〇五年：38,597,000港元)作抵押(附註十二)。

銀行貸款須於二〇〇七年償還，每年票息為2.56厘(二〇〇五年：8厘)。

於二〇〇六年十二月三十一日，本集團貸款償還期如下：

	銀行貸款及透支		其他貸款	
	二〇〇六年 千港元	二〇〇五年 千港元	二〇〇六年 千港元	二〇〇五年 千港元
一年內	35,527	25,433	—	13,783
一年至兩年	—	35,010	—	—
	35,527	60,443	—	13,783

十八 貸款 — 集團（續）

於結算日的實際利率如下：

	二〇〇六年		二〇〇五年		
	澳門元	**美元**	澳門元	歐元	美元
銀行透支	9%	—	9%	—	—
銀行貸款	—	2.56%	—	—	8%
其他貸款	—	—	—	8%	—

本集團貸款的利率變動風險及定息日如下：

	二〇〇六年 千港元	二〇〇五年 千港元
六個月或以下	**517**	39,216
六個月至十二個月	**35,010**	–
一年至五年	**—**	35,010
	35,527	74,226

所有貸款的賬面值與其公平值相若。

貸款的賬面值按下列貨幣入賬：

	集團	
	二〇〇六年 千港元	二〇〇五年 千港元
澳門元	**517**	402
美元	**35,010**	60,041
歐元	**—**	13,783
	35,527	74,226

此外，本集團擁有以下尚未提取的貸款融資：

	二〇〇六年 千港元	二〇〇五年 千港元
浮動利率		
— 一年後到期	**135,577**	161,657

信貸為全年儲貸，將於二〇〇七年內的不同日期進行檢討。

十九股本

	股份數目	普通股 千港元	股份溢價 千港元	合計 千港元
於二ＯＯ五年一月一日、 二ＯＯ五年十二月三十一日及 二ＯＯ六年十二月三十一日	613,819,000	61,382	97,676	159,058

普通股的法定總數為2,000,000,000股(二ＯＯ五年：2,000,000,000股)，每股面值0.10港元(二ＯＯ五年：每股0.10港元)。所有已發行股份均已繳足股款。

購股權

所有執行董事及若干僱員均已獲發購股權。授出購股權的行使價高於授出日期股份的市價。購股權可於授出日期起一年後行使，或於二Ｏ一二年十一月四日屆滿(以較早者為準)。購股權的合約認購期為三年。本集團並無法定或推定責任，以現金購回或償付購股權。

根據本公司於二ＯＯ二年十一月五日舉行的股東特別大會，本公司於二ＯＯＯ年二月十日採納的購股權計劃被終止，並批准及採納另一項購股權計劃。根據股東批准的購股權計劃，董事可酌情邀請全職僱員(包括執行董事)接納購股權，以認購最多佔不時已發行股份(購股權計劃項下購股權獲行使而發行的股份除外)10%的股份。僱員已就獲授的每手購股權支付1港元的象徵式代價。購股權可於緊隨授出日期起至屆滿日期前期間行使。

尚未行使購股權的數目及相關加權平均行使價每股股份0.42港元的變動如下：

	購股權	
	二ＯＯ六年	二ＯＯ五年
於一月一日	**12,896,000**	14,466,000
已失效	**(12,896,000)**	(1,570,000)
於十二月三十一日	**—**	12,896,000

於二ＯＯ六年一月一日尚未行使的購股權於二ＯＯ六年六月二十九日失效，行使價為每股0.42港元。

二十 其他儲備 — 集團及公司

(甲)集團

	資本贖回儲備 千港元	可供出售財務資產儲備 千港元	合併儲備 千港元 (附註(一))	換算儲備 千港元	法定儲備 千港元 (附註(二))	合計 千港元
於二OO五年一月一日的結餘	702	3,308	35,549	3,034	49	42,642
重估(附註十一及十二)	—	(10,238)	—	—	—	(10,238)
出售可供出售財務資產時轉撥至收益表的儲備	—	(596)	—	—	—	(596)
外幣換算差額	—	—	—	(2,786)	—	(2,786)
於二OO五年十二月三十一日的結餘	702	(7,526)	35,549	248	49	29,022
於二OO六年一月一日的結餘	702	(7,526)	35,549	248	49	29,022
重估(附註十一及十二)	—	(4,010)	—	—	—	(4,010)
外幣換算差額	—	—	—	(664)	—	(664)
於二OO六年十二月三十一日的結餘	702	(11,536)	35,549	(416)	49	24,348

附註：

(一) 本集團的合併儲備包括所收購附屬公司的股本面值與交換股份的面值之間的差額，連同附屬公司股份溢價賬的現有結餘。

(二) 澳門《商法典》規定在澳門註冊的公司須將各財政年度的除所得税後溢利最少25%撥入法定儲備，直至儲備的結餘達到相當於公司資本50%的水平。法定儲備指從收益表撥出的款項，並不可供分派予股東。

二十 其他儲備 — 集團及公司(續)

(乙)公司

	繳入盈餘	資本 贖回儲備	累計虧損	合計
	千港元 (附註(一))	千港元	千港元	千港元
於二〇〇五年一月一日	73,718	702	(10,928)	63,492
截至二〇〇五年十二月三十一日止年度的虧損	—	—	(11,718)	(11,718)
於二〇〇五年十二月三十一日	73,718	702	(22,646)	51,774
於二〇〇六年一月一日	73,718	702	(22,646)	51,774
本年度虧損	—	—	(44,518)	(44,518)
於二〇〇六年十二月三十一日	73,718	702	(67,164)	7,256

附註:

(一) 繳入盈餘指於集團重組時附屬公司的綜合股東資金與已發行股份面值之間的差額。根據百慕大一九八一年公司法(經修訂),繳入盈餘可分派予股東,但須受以下條件所規限:倘(一)本公司無法或在支付以下款項後無法償還其到期的負債,或(二)本公司在支付以下款項後,其可變現的資產值為少於其負債、已發行股本與股份溢價的總額,則本公司不可宣派或支付股息或從繳入盈餘中作出任何分派。

(二) 本公司於二〇〇六年十二月三十一日的可供分派儲備合共約6,554,000港元(二〇〇五年:51,072,000港元)。

二十一 遞延所得稅

就結轉的稅務虧損而確認的遞延所得稅資產僅限於有關之稅務利益有可能透過未來應課稅盈利實現的部份。本集團並無就可結轉以抵銷未來應課稅收益的虧損約201,295,000港元(二〇〇五年:約109,659,000港元)確認遞延所得稅資產約50,470,000港元(二〇〇五年:約28,726,000港元)。稅項虧損將不會到期。

於二〇〇六年十二月三十一日並無任何其他重大而未撥備的遞延所得稅。

二十二 按性質分類的費用

	二〇〇六年 **千港元**	二〇〇五年 千港元 (重列)
核數師酬金		
本年度支出	**3,322**	2,643
過往年度撥備不足／(超額撥備)	**482**	(937)
存貨成本(附註十三)	**345,150**	377,600
折舊(附註七)	**3,989**	4,674
僱員福利開支(附註二十四)	**41,269**	36,437
貿易應收款減值(附註十四)	**3,718**	6,980
出售一家聯營公司的虧損(附註十)	**631**	—
經營租賃付款－土地及樓宇	**2,545**	2,209
存貨撥備	**—**	7,354
其他運輸開支	**1,650**	1,623
其他開支	**56,744**	51,011
銷售成本總額、銷售及市場推廣費用及行政費用	**459,500**	489,594

二十三 其他（虧損）／收益 — 淨額

	二〇〇六年 **千港元**	二〇〇五年 千港元 (經重列)
按公平值透過損益列賬的其他財務資產：		
—未變現公平值虧損(附註十五)	**—**	(1,384)
股息收入	**—**	9
出售可供出售財務資產的收益	**—**	3,704
出售透過損益列賬的其他		
財務資產的虧損(附註十五)	**(592)**	—
其他收益	**205**	233
	(387)	2,562

年內並無取得任何可供出售財務資產的投資收入。截至二〇〇五年十二月三十一日止年度上市及非上市投資的投資收入分別為9,000港元及2,187,000港元。

二十四 僱員福利開支

	二〇〇六年 千港元	二〇〇五年 千港元 (重列)
工資及薪金	**39,293**	34,501
董事袍金	**880**	880
社會保障福利	**1,017**	1,070
未動用年假	**—**	27
退休金成本 — 界定供款計劃	**128**	149
長期服務金	**(49)**	(190)
	41,269	36,437

(甲) 董事及高級管理人員酬金

本年度各董事的酬金如下：

	袍金		薪金		僱主於退休金計劃的供款	總計	
董事姓名	持續經營業務 千港元	終止經營業務 千港元	持續經營業務 千港元	終止經營業務 千港元	持續經營業務 千港元	持續經營業務 千港元	終止經營業務 千港元
José Manuel dos Santos	130	65	3,604	520	—	3,734	585
殷康	130	33	1,398	—	12	1,540	33
關鍵文	130	33	751	—	—	881	33
羅嘉雯	130	—	635	—	12	777	—
崔世昌	120	66	—	—	—	120	66
盧景昭	120	—	—	—	—	120	—
馮祈裕	120	—	—	—	—	120	—

截至二〇〇五年十二月三十一日止年度各董事的酬金如下：

	袍金		薪金		僱主於退休金計劃的供款	總計	
董事姓名	持續經營業務 千港元	終止經營業務 千港元	持續經營業務 千港元	終止經營業務 千港元	持續經營業務 千港元	持續經營業務 千港元	終止經營業務 千港元
José Manuel dos Santos	130	130	3,604	520	—	3,734	650
殷康	130	60	1,398	254	12	1,540	314
關鍵文	130	60	751	—	—	881	60
羅嘉雯	130	—	524	—	12	666	—
崔世昌	120	120	—	—	—	120	120
盧景昭	120	—	—	—	—	120	—
馮祈裕	120	—	—	—	—	120	—

二十四 僱員福利開支（續）

(甲) 董事及高級管理人員酬金(續)

概無董事放棄或同意放棄本年度及截至二〇〇五年十二月三十一日止年度的任何酬金。

(乙) 五名最高薪人士

本年度本集團最高薪的五名人士共有兩名董事(二〇〇五年：兩名)，彼等的酬金乃在上述分析中反映。於本年度，應付其餘三名(二〇〇五年：三名)人士的酬金如下：

	二〇〇六年 千港元	二〇〇五年 千港元
底薪及津貼	**3,457**	4,216
花紅	**659**	—
退休金成本－界定供款計劃	**344**	385
	4,460	4,601

酬金介乎下列範圍：

	人數	
	二〇〇六年	二〇〇五年
酬金範圍		
1,000,000港元至1,500,000港元	**1**	2
1,500,001港元至2,000,000港元	**2**	1

二十五 融資收入及成本

	二〇〇六年 千港元	二〇〇五年 千港元
利息開支：		
－銀行借貸：銀行貸款及透支		
－須於五年內悉數償還	**(1,217)**	(5,774)
融資成本	**(1,217)**	(5,774)
融資收入	**2,679**	3,440
融資收入／(成本)－淨額	**1,462**	(2,334)

二十六 所得稅（抵免）／支出

香港利得稅按照本年度估計應課稅溢利以稅率17.5%（二〇〇五年：17.5%）提撥準備。海外溢利之稅款按照本年度估計應課稅溢利依本集團經營業務所在地區之現行稅率計算。

	二〇〇六年 **千港元**	二〇〇五年 千港元 （重列）
當期所得稅		
— 香港利得稅	**30**	—
— 澳門補充所得稅	**766**	36
— 中國內地企業所得稅	**3,337**	1,897
— 過往年度超額撥備	**(12,455)**	—
	(8,322)	1,933

本集團除所得稅前虧損的稅項，與採用綜合公司虧損適用的加權平均稅率所計算理論稅額的差額如下：

	二〇〇六年 **千港元**	二〇〇五年 千港元 （重列）
除所得稅前持續經營業務虧損	**(22,799)**	(26,939)
在各有關地區的虧損按適用的當地稅率計算的稅項	**(1,605)**	(4,692)
無須課稅之收入	**(5,676)**	(1,534)
不可扣稅之費用	**7,705**	1,892
視作所得稅的中國內地稅項	**—**	36
過往年度超額撥備	**(12,455)**	—
運用過往未確認稅項虧損	**—**	(1,430)
並無確認遞延所得稅資產之稅項虧損	**3,709**	7,661
所得稅（減免）／支出	**(8,322)**	1,933

適用的加權平均稅率為14.28%（二〇〇五年：14.94%）。該項變動乃由於在有關地區的本集團附屬公司的盈利能力改變所致。

二十七 匯兌（收益）／虧損淨額

在收益表確認的匯兌差額列入下列項目：

	二〇〇六年 千港元	二〇〇五年 千港元
行政費用	**(1,457)**	1,859

二十八 本公司權益持有人應佔虧損

在本公司財務報表中處理的本公司權益持有人應佔虧損約為44,518,000港元（二〇〇五年：11,718,000港元）。

二十九 每股虧損

(甲) 基本

每股基本虧損根據本公司權益持有人應佔虧損，除以年內已發行股份的加權平均數計算。

	二〇〇六年	二〇〇五年
持續經營業務		
本公司權益持有人應佔虧損（千港元）	**14,316**	30,581
已發行股份的加權平均數目（千股）	**613,819**	613,819
每股基本虧損（港仙）	**2.33**	4.98
終止經營業務		
本公司權益持有人應佔虧損（千港元）	**69,778**	6,907
已發行股份的加權平均數目（千股）	**613,819**	613,819
每股基本虧損（港仙）	**11.37**	1.13
總計		
本公司權益持有人應佔虧損（千港元）	**84,094**	37,488
已發行股份的加權平均數目（千股）	**613,819**	613,819
每股基本虧損（港仙）	**13.70**	6.11

(乙) 攤薄

由於在二〇〇六年十二月三十一日，本公司並無已發行的購股權、認股權證或其他可換股工具，故並無呈列本年度每股攤薄虧損。由於行使本公司未行使的購股權將有反攤薄作用，故並無呈列截至二〇〇五年十二月三十一日止年度的每股攤薄虧損。

三十 股息

本年度並無派付任何股息(二〇〇五年：無)。

董事並不建議派付本年度的股息(二〇〇五年：無)。

三十一 經營活動所得現金

經營活動產生的除所得稅前虧損及現金流入淨額對賬：

	二〇〇六年 千港元	二〇〇五年 千港元 (重列)
除所得稅前虧損		
— 持續經營業務	**(22,799)**	(26,939)
— 終止經營業務	**(79,103)**	(11,190)
— 出售附屬公司的收益	**8,137**	—
除所得稅前虧損	**(93,765)**	(38,129)
調整：		
— 軟件特許權攤銷	**597**	648
— 折舊	**5,319**	7,030
— 股息收入	**—**	(9)
— 按公平值透過損益列賬的其他財務資產公平值虧損	**—**	1,384
— 經營活動外滙(收益)／虧損	**(3,695)**	4,459
— 出售可供出售財務資產收益	**—**	(3,704)
— 出售附屬公司收益	**(8,137)**	—
— 出售透過損益列賬的其他財務資產的虧損	**592**	—
— 商譽攤銷開支	**61,049**	512
— 存貨減值	**—**	7,354
— 應佔聯營公司虧損／(收益)	**257**	(202)
— 軟件特許權減值	**293**	78
— 貿易應收款減值	**7,309**	7,340
— 利息收入	**(2,740)**	(3,571)
— 出售物業、機器及設備收益(見下文)	**(1,518)**	—
— 融資成本	**2,373**	7,511
— 出售一家聯營公司虧損	**631**	—
— 出售無形資產虧損	**128**	—
	(31,307)	(9,299)
營運資金變動		
— 存貨	**511**	21,619
— 貿易應收款及應收票據及其他應收款、按金及預付款項	**36,121**	(66,033)
— 貿易應付款及應付票據	**18,600**	68,487
— 其他應付款及應計費用	**12,058**	(5,280)
經營活動所得現金	**35,983**	9,494

三十一 經營活動所得現金（續）

在現金流量表中，出售物業、機器及設備所得款項包括：

	二〇〇六年 千港元	二〇〇五年 千港元
賬面淨值	**324**	—
出售物業、機器及設備的收益	**1,518**	—
出售物業、機器及設備所得款項	**1,842**	—

三十二 或然項目

本集團在日常業務過程中就銀行擔保產生或然負債。

預期或然負債不會產生任何重大負債。

本公司在日常業務過程中向附屬公司提供擔保合共約162,465,000港元（二〇〇五年：約213,136,000港元），在附註九披露。

本公司就附屬公司所獲銀行貸款及貿易信貸提供約21,360,000港元（二〇〇五年：約41,086,000港元）的擔保。於二〇〇六年十二月三十一日，概無就信貸作出的尚未清還貸款（二〇〇五年：約25,433,000港元）。

三十三 經營租賃承擔 — 本集團為承租人

本集團根據不可撤銷的經營租賃協議租用多個辦公室和一個貨倉。此等租賃的年期、加租條款和續約權都不同。

本集團亦根據不可撤銷的經營租賃協議租用多輛汽車。本年度在持續經營業務收益表支銷的租賃支出在附註二十二披露。

根據不可撤銷經營租賃，未來最低租金支付總額如下：

	二〇〇六年 千港元	二〇〇五年 千港元
一年以內	**2,715**	4,508
一年至五年	**1,600**	4,131
	4,315	8,639

三十七 出售附屬公司

於二〇〇六年六月十三日，本集團出售其於萬佳訊之61.05%權益，代價以現金約10,378,000港元支付。萬佳訊不再為本公司之附屬公司，而本公司於萬佳訊亦再無任何股權。

	千港元
銷售所得款項	10,378
所出售淨資產賬面值	(2,241)
出售萬佳訊之收益(附註三十六(丙))	8,137
於出售日期售出之資產及負債如下：	
物業、機器及設備	1,073
存貨	1,963
貿易應收款	7,180
其他應收款、按金及預付款項	1,962
現金及現金等價物	8,091
貿易應付款	(9,982)
其他應付款及應計費用	(6,616)
少數股東權益	(1,430)
	2,241

三十八 業務合併

以代價人民幣500,000元(約499,000港元)向新科愛達利一名少數權益股東收購新科愛達利額外21.6%股本權益後，於二〇〇六年十二月二十九日，本集團於新科愛達利的股本權益由60%增至81.6%。於此項交易中，本集團錄得商譽17,000港元。所收購業務於本年度為本集團貢獻收益約25,976,000港元及虧損約8,548,000港元。

所收購資產淨值及商譽之詳情如下：

	二〇〇六年 千港元
以現金支付的購買價	**499**
所收購資淨產淨的公平價值－見下文	**(482)**
商譽(附註八)	**17**

三十八 業務合併（續）

於二〇〇六年十二月三十一日，收購產生的資產及負債賬面值如下：

	二〇〇六年 千港元
現金及現金等價物	4,291
物業、機器及設備	45
預付所得稅	936
貿易應收款及其他應收款	7,752
貿易應付款及其他應付款	(11,820)
資產淨值	1,204
所收購淨資產賬面值	482
以現金支付的收購價	(499)

五年財政期間財務概要

本年度

業績	截至十二月三十一日止年度 二○○六年 千港元	截至十二月三十一日止年度 二○○五年 千港元	截至二○○四年十二月三十一日止十八個月 千港元	截至六月三十日止年度 二○○三年 千港元	截至六月三十日止年度 二○○二年 千港元 (重列)
應佔(虧損)／盈利					
一 權益持有人	(84,094)	(37,488)	(173,625)	10,594	56,992
一 少數股東權益	(1,564)	(3,060)	(17,277)	(562)	1,763
資產及負債					
總資產	405,825	523,695	585,170	491,822	552,275
總負債	(366,305)	(391,931)	(400,365)	(145,153)	(220,609)
總權益	39,520	131,764	184,805	346,669	331,666

釋義

於本年度報告內(不包括「獨立核數師報告致本公司全體股東」),除非文義另有指明,否則下列詞彙具備以下涵義:

「收購」	指	根據協議收購銷售股本
「核數師」	指	本公司的核數師
「協議」	指	由賣方、愛達利中國及廣州愛達利於二〇〇六年十二月二十九日訂立的買賣協議
「亞澳公大」	指	亞洲(澳門)國際公開大學
「相聯法團」	指	一.身為本公司附屬公司或控股公司的法團或為本公司控股公司的附屬公司的法團;或 二.本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值五分之一的法團,惟非本公司附屬公司
「審核委員會」	指	本公司的審核委員會
「澳洲」	指	澳大利亞聯邦
「公司細則」	指	本公司的現有公司細則
「行政總裁」	指	一名單獨或聯同另外一人或多人獲董事會直接授權負責本公司業務的人士
「《公司條例》」	指	不時予以修訂的香港法例第三十二章《公司條例》
「守則」	指	《創業板上市規則》附錄十五企業管治常規守則的守則條文
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「控股股東」	指	任何有權於本公司股東大會行使或控制行使30%(或根據香港法例第二十四章《證券及期貨事務監察委員會條例》第三條成立的證券及期貨事務證監委員會所批准《公司收購及合併守則》不時規定的有關數額,並根據《證券及期貨條例》第三條繼續存在而引致須提出強制性全面收購建議)或以上投票權或有權控制董事會大多數成員組成的人士或多位人士

* *僅供識別*

釋義

「政協」	指	中國人民政治協商會議
「董事」	指	本公司的董事
「ERL」	指	Eve Resources Limited，於英屬維爾京群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「芬蘭」	指	芬蘭共和國
「功能貨幣」	指	公司經營業務的主要經濟環境的貨幣
「憲報指定報章」	指	香港政府政務司司長就《公司條例》第七十一A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「德國」	指	德意志聯邦共和國
「普天同創」	指	廣州普天同創通信科技有限公司，詳情載於財務報表附註十
「本集團」或「愛達利」	指	本公司及其附屬公司
「新科愛達利」	指	廣州新科愛達利電訊技術有限公司，有關詳情載於財務報表附註九
「廣州愛達利」	指	廣州市愛達利發展有限公司，有關詳情載於財務報表附註九
「圖文資訊」	指	廣州市圖文資訊有限公司，有關詳情載於財務報表附註九
「港仙」	指	港仙，100港仙等於1港元
「港元」	指	香港法定貨幣港元
「《會計準則》」	指	《香港會計準則》
「《財務準則》」	指	由香港會計師公會理事會通過的一套財務匯報準則，包括香港會計師公會不時通過的《會計準則》及《香港財務滙報準則》的釋義
「香港會計師公會」	指	香港會計師公會，根據香港法例第五十章《專業會計師條例》成立

「香港」	指	中國香港特別行政區(不適用於《香港會計準則》、《香港財務滙報準則》香港聯合交易所有限公司、香港會計師公會及泰思通科技(香港)有限公司)
「LRL」	指	Lois Resources Limited,於英屬維爾京群島註冊成立的有限公司
「澳門」	指	中國澳門特別行政區(不適用於澳門商業銀行有限公司、澳門大學、澳門管理專業協會,亞洲(澳門)國際公開大學、澳門電訊有限公司、澳門中華總商會、澳門(中國)青年商會總會及愛達利電訊有限公司一澳門離岸商業服務)
「主板」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場(不包括期權市場)。為釋疑起見,主板不包括創業板
「中國內地」	指	中國(不包括香港、澳門及台灣地區)
「萬訊」	指	萬訊電腦科技有限公司,詳情載於財務報表附註九
「股東」	指	股份持有人
「萬佳訊」	指	MegaInfo Holdings Limited(萬佳訊控股有限公司*),於百慕大註冊成立的有限公司,其股本中每股面值0.01港元的股份於創業板上市
「澳門元」	指	澳門法定貨幣澳門元
「流動電訊」	指	Mobile Telecom Network (Holgings) Limited(流動電訊網絡(控股)有限公司*),詳情載於財務報表附註十一,其股份於創業板上市
「荷蘭」	指	荷蘭王國
「提名委員會」	指	本公司的提名委員會
「南郵院」	指	南京郵電學院
「中國」	指	中華人民共和國(不適用於中國電信,中國網通、中國聯通、中國移動及中國人民政治協商會議)
「薪酬委員會」	指	本公司的薪酬委員會
「人民幣」	指	中國內地法定貨幣人民幣
「銷售股本」	指	新科愛達利40%股權
「《證券及期貨條例》」	指	不時予以修訂的香港法例第五百七十一章《證券及期貨條例》

「德國公司」	指	SuperCom GmbH Audiotex Systeme，詳情載於財務報表附註九
「股份」	指	本公司股本中每股面值0.10港元的股份
「西班牙」	指	西班牙王國
「西班牙公司」	指	Servicios Telefónicos de Audiotex, Sociedad Anónima，詳情載於財務報表附註九
「主要股東」	指	有權於本公司股東大會上行使或控制行使10%或以上投票權的人士
「歐洲公司」	指	Teleconcept-Multimedia N.V.，詳情載於財務報表附註九
「荷蘭公司」	指	Teleconcept Multimedia B.V. ，詳情載於財務報表附註九
「泰思通」	指	泰思通軟件(上海)有限公司，詳情載於財務報表附註九
「英國」	指	大不列顛及北愛爾蘭聯合王國
「澳大」	指	澳門大學
「美國」	指	美利堅合眾國
「美元」	指	美國法定貨幣美元
「愛達利中國」	指	Vodatel China Limited，於英屬維爾京群島註冊成立的有限公司，為本公司的間接全資附屬公司
「寶方」	指	廣州創想科技有限公司，一家於中國註冊成立的有限公司
「芬蘭公司」	指	Voxtel Finland Oy，詳情載於財務報表附註九
「愛達利控股」	指	Vodatel Holdings Limited，詳情載於財務報表附註九
「越南」	指	越南社會主義共和國
「本年度」	指	截至二OO六年十二月三十一日止年度
「捷朗菱」	指	捷朗菱電訊(澳門)有限公司，於澳門註冊成立的有限公司
「歐元」	指	歐洲聯盟法定貨幣歐元

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Notice of Board meeting

The Board hereby announces that a meeting of the Board will be held at 74 da Rua da Felicidade, Edifício Vodatel, Taipa, Macao on 14th May, 2007 at 12:00 noon for the following purposes:

1. To consider and approve the First Quarterly Results and approve the announcement of the First Quarterly Results to be published on the GEM Website, the website of the Company and irasia.com website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the register of Members, if necessary; and

4. To transact any other business.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"First Quarterly Results"	the unaudited consolidated results of the Company and its subsidiaries for the three months ended 31st March, 2007
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"Macao"	the Macao Special Administrative Region of the PRC
"Members"	holders of the shares of HK$0.10 each in the capital of the Company
"PRC"	The People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

Macao, 17th April, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the GEM Website for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

董事會會議公告

董事會謹此公告，董事會將於二〇〇七年五月十四日正午十二時正假座澳門氹仔永福街七十四號愛達利大廈舉行會議，以商討下列事項：

一、 考慮及通過第一季度業績，並通過將第一季度業績公佈刊登於創業板網頁、本公司的網頁及irasia.com網頁；

二、 考慮派付中期股息(如有)；

三、 考慮暫停辦理股份過戶登記手續(倘有需要)；及

四、 處理任何其它事項。

釋義

「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「第一季度業績」	指	本公司及各附屬公司截至二〇〇七年三月三十一日止三個月之未經審核綜合業績
「創業板」	指	由聯交所營運的創業板市場
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「港元」	指	香港法定貨幣港元

「香港」　　指　中國香港特別行政區(不適用於香港聯合交易所有限公司)

「澳門」　　指　中國澳門特別行政區

「股份」　　指　本公司股本中每股面值0.10港元的股份

「中國」　　指　中華人民共和國

承董事會命
主席
José Manuel dos Santos

澳門，二〇〇七年四月十七日

執行董事	**獨立非執行董事**
José Manuel dos Santos	崔世昌
殷康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在創業板網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

DISCLOSEABLE TRANSACTION
in relation to the disposal of Sale Shares

SUMMARY

The Board is pleased to announce that on 30th March, 2007, the Agreement relating to the sale of the Sale Shares, representing the entire issued share capital of STASA has been entered into between TCM and the Purchasers.

The sale of the Sale Shares contemplated under the Agreement constitutes a discloseable transaction for the Company under the GEM Listing Rules. A circular containing details of the transaction will be dispatched to Members as soon as practicable.

THE AGREEMENT

Date	:	30th March, 2007
Parties	:	1. The Purchasers
		2. TCM (as vendor)
Assets to be disposed	:	The Sale Shares.
Consideration	:	1. €300,000 (approximately HK$3,128,000), which shall be satisfied by the Purchasers in cash on Completion Date.
		2. TCM will further assign the Intercompany Loans to the Purchasers.
		3. TCM is further entitled to an earn-out payment of 10% of six times earnings before interests, taxation, depreciation and amortisation as per the annual

statutory financial statements of STASA to be approved no later than six months after the end of each year ending 31st December, 2007, 2008 and 2009, less Intercompany Loans. The earn-out payment will be made to TCM within thirty days from the approval date of the annual statutory financial statements.

Completion	: Completion is conditional upon 1. TCM not taking any action which would affect, amongst other things, the value of STASA; and 2. the signing of a final sale and purchase agreement in respect of the Sale Shares. Consequently, if such final sale and purchase agreement is not signed, the transaction may not proceed.

STASA will cease to be a subsidiary of the Company following completion of the Agreement and thereafter, the Company has no more shareholding interest in STASA.

THE CONSIDERATION

The Consideration was agreed after arm's length negotiations between TCM and the Purchasers by reference to the current client base and the net liability position of STASA. The net liability of STASA as at 31st December, 2006 including the Intercompany Loans, amounted to approximately €1,215,000 (approximately HK$12,669,000). The expected gain to be accrued to the Company, calculated as the difference between the Consideration and the net liability value of STASA, is approximately €1,515,000 (approximately HK$15,797,000). The Company expects the gain to be recognised in its income statement may be different to that disclosed herein as the final value of such gain to be recorded will be based on the net liability value of STASA as at 30th March, 2007 which is currently unavailable to the Company.

The Group intends to apply all of the proceeds resulting from the sale of the Sale Shares to settle part of the amounts due to short term trade creditors of TCM, being trading debts payable within twelve months of the date of their respective incurrences.

INFORMATION ON THE COMPANY

The Group carries the vision to deliver high quality solutions to customers allowing them to manage their businesses and reach out for infotainment services, anywhere and anytime. The Group principally engages in the provision of network and system infrastructure, enterprise solutions and multimedia value-added services.

The Group provides integrated services in network and system infrastructure ranging from network and system planning, design and provision of network equipment and software, installation and implementation to maintenance and technical support for public telecommunications service providers, such as China Telecom, China Netcom, China Unicom and China Mobile, and enterprises in selected vertical markets in Mainland China and Macao, such as gaming operators, cable TV operators, electricity bureaus and governmental authorities.

The Group was also engaged in the provision of multimedia value-added services in the Asia Pacific Region and Europe, offering mobile and fixed line services such as content and campaign management, distribution and billing via a number of platforms including IVR, interactive internet solutions and premium SMS.

Headquartered in Macao, the Group enjoyed a leadership position in Macao and sought to further expand its penetration into the global market.

INFORMATION ON THE PURCHASERS

The Purchasers are investment holding companies. To the best of the Director's knowledge, information and belief having made all reasonable enquires, the Purchasers and their respective ultimate beneficial owners are third parties independent of the Company and Connected Persons of the Company.

INFORMATION ON STASA

STASA is engaged in the provision of multi-media value-added services such as content and campaign management, distribution and billing via a number of platforms, such as IVR, interactive internet solutions and premium SMS focused on media, enterprise communications, entertainment for consumers and direct marketing markets in Spain.

STASA addresses principally the media and entertainment market and the enterprise and corporate services market, operating a revenue sharing business model through the offering of products and services through telecommunications service providers and media operators in the following three categories:

- IVR-based services covering 1. sales, promotion and infotainment such as call & win, voting and product information; 2. order and information services such as call & order, reservations and financial information; 3. market research such as polling, product test and client service; and 4. sweepstakes and entertainment such as virtual chat, horoscopes and tarot;

- SMS-based applications services, such as interactive chat, contests, voting, polls, quizzes, games talk-show applications, affinity-marketing programmes classified advertising, dating, co-marketing programmes and advertisements; and

- Internet-based application services including 1. Switch4xs internet billing solutions that provide access to a website or application at a fixed rate per minute by switching the modem to a premium rate number; and 2. Call4xs internet billing solutions that allow access to a website or application for a predefined period of time using a pin-code provided by calling a premium rate number.

The audited profits of STASA (in accordance with International Financial Reporting Standards approved by the International Accounting Standards Board) before and after taxation for the two years ended 31st December, 2005 and 31st December, 2006 were approximately €201,000 (approximately HK$2,096,000) and €3,000 (approximately HK$31,000) respectively.

REASONS FOR THE DISPOSAL

The Directors consider that through the disposal of all of its shareholding in STASA is in line with the strategy of the Group to refocus on the provision of network, system software and infrastructure for telecommunications service providers in Mainland China and gaming and hotel operators and enterprises in Macao and to provide further financial recourses to TCM to settle its amounts due to certain creditors. Following the disposal of the Sale Shares, the net asset value of the Group will increase by the same amount as the expected gain and there will be no change to the liabilities of the Group. Such disposal will not constitute a material adverse impact on the Group. As at 31st December, 2006, the net asset value of the Group, excluding STASA, was approximately HK$70,352,000. After the disposal of the Sale Shares, the Group will continue to refocus on the provision of network, system software and infrastructure for telecommunications service providers in Mainland China and gaming and hotel operators and enterprises in Macao.

The Board (including the independent non-executive Directors) considers that the terms of the Agreement were arrived at after arm's length negotiations with the Purchasers and the terms of the Agreement are on normal commercial terms, fair and reasonable, and the entering into the Agreement by TCM are in the interests of the Company and the Members as a whole.

There is no prior transaction with the Purchasers which requires aggregation for the purpose of rule 19.22 of the GEM Listing Rules.

A circular containing details of the Agreement will be dispatched to Members as soon as practicable in accordance with rule 19.38 of the GEM Listing Rules. A further announcement will be made by the Company regarding the entering into the final sale and purchase agreement on the Completion Date.

DEFINITIONS

"Agreement"	the heads of agreement entered into between the Purchasers and TCM on 30th March, 2007
"Board"	the board of Directors
"Company"	Vodatel Networks Holdings Limited
"Completion Date"	the date of signing of a final sale and purchase agreement for the acquisition of the Sale Shares
"Connected Persons"	has the meaning ascribed thereto in the GEM Listing Rules
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange

"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"Intercompany Loans"	the amount due from TCM to STASA on Completion Date, which as at 31 December 2006, amounted to approximately €1,742,000 (approximately HK$18,164,000)
"IVR"	interactive voice response
"Macao"	the Macao Special Administrative Region of the PRC
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"Members"	holders of shares of HK$0.10 each in the capital of the Company
"PRC"	The People's Republic of China
"Purchasers"	Copperhead Trading LLC, a company incorporated under the laws of Delaware, USA with limited liability and International Telemedia LLC, a company incorporated under the laws of Arkansas, USA with limited liability. The Purchasers are not Connected Persons of the Company
"Sale Shares"	150,000 ordinary registered shares of €6.01021 (approximately HK$63) each of STASA, being the entire issued share capital of STASA
"SMS"	short message services
"Spain"	The Kingdom of Spain
"STASA"	Servicios Telefónicos de Audiotex, Sociedad Anónima, incorporated in Spain with limited liability, an indirectly owned subsidiary of the Company prior to the completion of the sale of the Sale Shares
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Kingdom of the Netherlands with limited liability and a 60% indirectly owned subsidiary of the Company

"USA"	The United States of America
"€"	Euro, the lawful currency of the European Union

For the purpose of this announcement, conversions of € into HK$ are made, for illustration purposes only, at the rate of €1.00 = HK$10.42716. No representation is made that any amounts in € or HK$ could have been or could be converted at the above rates or at any other rates at all.

By order of the Board
José Manuel dos Santos
Chairman

Macao, 2nd April, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcements" page of the internet website operated by the Exchange for the purpose of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八○三三

須予披露的交易
出售銷售股份

概要

董事會於二○○七年三月三十日欣然宣佈，歐洲公司與買方已訂立出售銷售股份的協議，相等於西班牙公司的全部已發行股本。

根據《創業板上市規則》，按協議出售銷售股份屬於本公司的須予披露的交易。一份載有交易詳情的通函將盡快寄發予股東。

協議

日期	：	二○○七年三月三十日
訂約各方	：	一、買方 二、歐洲公司（作為賣方）
將予出售的資產	：	銷售股份
代價	：	一、300,000歐元（約3,128,000港元），須由買方於完成日期以現金償付。 二、歐洲公司將進一步轉讓公司間貸款予買方。 三、歐洲公司將進一步享有按西班牙公司年度法定財務報表（將不遲於截至二○○七年、二○○八年及二○○九年十二月三十一日止年度各年底後六個月獲批核）的除利息、稅項、折舊及攤銷前盈利六倍的10%的獲利能力金。獲利能力金將於年度法定財務報表批准日期起三十天內支付予歐洲公司。

完成	：	完成有待一、歐洲公司不採取任何將會影響(其中包括)西班牙公司價值的行動；及二、有關銷售股份的最終買賣協議簽訂後，方告作實。因此，倘並無簽訂該最終買賣協議，則有關交易不一定進行。

西班牙公司於完成協議後不再為本公司的附屬公司。而本公司其後不再持有西班牙公司股權。

代價

代價由歐洲公司及買方經參考西班牙公司現時客戶群及負債淨值，按公平原則磋商後達成。於二〇〇六年十二月三十一日，西班牙公司的負債淨值(包括公司間貸款)約為1,215,000歐元(約12,669,000港元)。預期本公司所得的收益(以代價與西班牙公司負債淨值兩者之間的差額計算)約為1,515,000歐元(約15,797,000港元)。本公司預期，將於其收益表確認的收益可能有別於本公告所披露的金額，原因是將記錄該項收益的最終價值乃按於二〇〇七年三月三十日西班牙公司的負債淨額計算，而金額目前尚為未知之數。

本集團擬將出售銷售股份的所得款項運用於償付歐洲公司應付若干短期貿易債權人的款項，即產生日期起十二個月內應付的貿易債務。

有關本公司的資料

本集團銳意為客戶提供優質方案，讓客戶隨時隨地處理事務，獲取資訊。本集團主要提供網絡及系統基礎設施、企業方案及多媒體增值服務。

本集團提供網絡及系統基礎設施集成服務，服務範圍由規劃、設計、提供網絡設備及軟件、安裝及開通網絡及系統，以至為公共電訊服務運營商客戶包括中國電信、中國網通、中國聯通、中國移動及中國內地與澳門經挑選的垂直市場企業用戶，例如博彩經營商、有線電視運營商、電力機關及政府部門提供維修及技術支援服務。

本集團亦在亞太區及歐洲提供多媒體增值服務，透過互動語音回覆系統、互動互聯網解決方案及收費短訊服務等多個平台提供內容及項目管理、分銷及計費等流動及固網服務。

本集團的總部設於澳門，現已在澳門確立領導地位，將會積極拓展國際市場。

有關買方的資料

買方為投資控股公司。在作出所有合理查詢後，就董事所知、所悉及所信，買方及彼等各自的最終實益擁有人乃獨立於本公司及本公司關連人士的第三方。

有關西班牙公司的資料

西班牙公司提供多媒體增值服務，主力於媒體、企業傳訊、客戶娛樂及西班牙直銷市場，透過多個平台，如互動語音回覆系統、互動互聯網解決方案及收費短訊服務提供內容及與推廣計劃管理、分銷及發單。

西班牙公司主要以媒體與娛樂市場及企業與集團服務市場為對象，以分成模式透過電訊服務商及其他媒體經營商提供下列三大類的產品及服務：

- 以互動語音回覆系統為基礎提供的服務包括一、銷售、推廣及資訊娛樂，如致電贏取(call & win)、投票及產品資訊；二、訂購及資訊服務，例如致電訂購(call & order)、預訂及金融服務；三、市場調查，如收集民意、產品測試及客戶服務；及四、抽獎及娛樂，例如虛擬聊天、星座與塔羅牌；

- 收費短訊應用服務，例如互動聊天、比賽、投票、民意調查、問答比賽、遊戲、清談節目應用、喜好市場推廣計劃、分類廣告、約會、聯合市場推動計劃及廣告宣傳等；及

- 互聯網應用服務，包括一、Switch4xs互聯網收款解決方案，透過以專號按每分鐘固定收費登入網站或應用軟件；及二、Call4xs互聯網收款解決方案，讓用家透過專號於預設的時間內登入網站或應用軟件。

西班牙公司截至二〇〇五年十二月三十一日及二〇〇六年十二月三十一日止兩個年度的除稅前及除稅後經審核溢利(遵照由國際會計準則委員會通過的國際財務滙報準則)分別約為201,000歐元(約2,096,000港元)及3,000歐元(約31,000港元)。

進行出售的原因

董事認為，出售所持的全部西班牙公司股權與本集團的策略一致，可重新專注為中國內地電訊服務供應商及澳門博彩及酒店營運商與企業提供網絡、系統軟件及基礎設施，並為歐洲公司提供更多的財務資源，以償付其應付若干債權人的款項。於出售銷售股份後，本集團的資產淨值將增加預期收益的相同數額，而本集團的負債則不會有所變動。該項出售將不會對本集團構成重大不利影響。於二〇〇六年十二月三十一日，本集團(不包括西班牙公司)的資產淨值約為70,352,000港元。於出售銷售股份後，本集團會重新專注為中國內地電訊服務供應商及澳門博彩及酒店營運商與企業提供網絡、系統軟件及基礎設施。

董事會(包括獨立非執行董事)認為，協議的條款乃經與買方進行公平原則進行磋商後釐定，協議的條款乃一般商業條款且屬公平合理，而歐洲公司訂立協議乃符合本公司及整體股東的利益。

與買方並無須按《創業板上市規則》第19.22條規定匯總的之前交易。

根據《創業板上市規則》第19.38條，一份載有協議詳情的通函將盡快寄發予全體股東。本公司將就於完成日期訂立最終買賣協議作出進一步公佈。

釋義

「協議」	指	由歐洲公司及買方於二〇〇七年三月三十日訂立的總協議
「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「完成日期」	指	就收購銷售股份而簽立買賣協議之日
「關連人士」	指	《創業板上市規則》所定義者
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場

「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「公司間貸款」	指	完成日期歐洲公司應付西班牙公司的金額，於二〇〇六年十二月三十一日，金額約為1,742,000歐元(約18,164,000港元)
「澳門」	指	中國澳門特別行政區
「中國內地」	指	中國(不包括香港、澳門及台灣地區)
「股東」	指	本公司股本中每股面值0.10港元之股份持有人
「中國」	指	中華人民共和國(不適用於中國電信、中國網通、中國聯通及中國移動)
「買方」	指	Copperhead Trading LLC，根據美國特拉華州法律註冊成立的有限公司，及International Telemedia LLC，根據美國阿肯色州法律註冊成立的有限公司。買方並非本公司的關連人士
「銷售股份」	指	西班牙公司每股面值6.01021歐元(約63港元)的150,000股普通已註冊股份，即西班牙公司的全部已註冊股本
「西班牙」	指	西班牙王國
「西班牙公司」	指	Servicios Telefónicos de Audiotex, Sociedad Anónima，於西班牙註冊成立的有限公司，本公司於完成出售銷售股份前的間接附屬公司
「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭王國註冊成立的有限公司，為本公司擁有60%權益的間接附屬公司

「美國」　　指　美利堅合眾國

「歐元」　　指　歐洲聯盟法定貨幣歐元

就本公告而言，歐元款額按1.00歐元兑10.42716港元的兑換率換算為港元款額，僅供參考。概不表示任何歐元或港元款額已或可以上述兑換率或任何其他兑換率兑換。

承董事會命
主席
José Manuel dos Santos

澳門，二○○七年四月二日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件（各董事願共同及個別對此負全責）乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登（最少自刊登日期起計七日）及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

CONNECTED TRANSACTION

in relation to the acquisition of the Sale Equity

SUMMARY

The Board is pleased to announce that on 29th December, 2006, the Agreement relating to the acquisition of the Sale Equity for RMB500,000 (approximately HK$500,000) has been entered into between GVDL and the Vendor. Following completion of the Acquisition, the approximate effective interest held by the Company in GTVL, which is an indirectly owned subsidiary of the Company, will be increased from 60% to 81.6%.

The Acquisition constitutes a connected transaction for the Company under the GEM Listing Rules as the Vendor was a Substantial Shareholder of GTVL prior to the Acquisition. Since each of the percentage ratios (other than the profits ratio) of the transaction is more than 2.5% but less than 25% and the total consideration is less than HK$10,000,000, the Acquisition is subject to reporting and announcement requirements and is exempted from the independent Members' approval requirement under Chapter 20 of the GEM Listing Rules.

THE AGREEMENT

Date	:	29th December, 2006
Parties	:	1. The Vendor 2. GVDL 3. VCL
Assets to be acquired	:	The Sale Equity.
Consideration	:	RMB500,000 (approximately HK$500,000), which shall be satisfied by GVDL in cash.
Completion date	:	31st December, 2006
Waiver of preemption rights	:	VCL as existing owner of 60% equity interest in GTVL waived its preemption right in respect of the Sale Equity.

The purchaser, GVDL, is indirectly owned as to 54% by the Company and is a subsidiary of the Company. Prior to completion of the Acquisition, GTVL was owned as to 60% by VCL, an indirect wholly-owned subsidiary of the Company, and 40% by the Vendor. By virtue of its 40% equity interest in GTVL, the Vendor is a Substantial Shareholder in one of the subsidiaries of the Company and therefore a connected person (has the meaning ascribed thereto in the GEM Listing Rules) of the Company and the Acquisition constitutes a connected transaction under GEM Listing Rules. Since each of the percentage ratios (other than the profits ratio) of the transaction is more than 2.5% but less than 25% and the total consideration is less than HK$10,000,000, the Acquisition is subject to reporting and announcement requirements and is exempted from the independent Members' approval requirement under Chapter 20 of the GEM Listing Rules.

Following the completion of the Acquisition, GTVL will continue to be a subsidiary of the Company and the attributable interest of the Company in GTVL will increase from 60% to 81.6%. Prior to the Acquisition, the results of GTVL were consolidated in the financial statements of the Group and this will continue to be the case after the Acquisition. Subject to compliance with the terms of the articles of association of GTVL and the laws of the PRC, there will be no restriction which applies to subsequent sale of the Sale Equity.

THE CONSIDERATION

The consideration was agreed after arm's length negotiations between GVDL and the Vendor by reference to the financial information of GTVL as at 30th November, 2006. The unaudited losses before and after taxation attributable to the Sale Equity for the eleven-month period ended 30th November, 2006 were approximately RMB2,940,000 (approximately HK$2,940,000) and RMB3,316,000 (approximately HK$3,316,000) respectively. The unaudited net asset value attributable to the Sale Equity as at 30th November, 2006 was approximately RMB1,040,000 (approximately HK$1,040,000). The financial figures were prepared in accordance with the accounting standards and the enterprise accounting system in the PRC.

The consideration will be funded by internally generated funds of the Group.

INFORMATION ON THE COMPANY

The Group carries the vision to deliver high quality solutions to customers allowing them to manage their business and reach out for infotainment services, anywhere and anytime. The Group principally engages in the provision of network and system infrastructure, enterprise solutions and multimedia value-added services.

The Group provides an integrated services in network and system infrastructure ranging from network and system planning, design, provision of network and system equipment and software, installation and implementation to maintenance and technical support for public telecommunications service providers, such as China Telecom, China Netcom, China Unicom and China Mobile, and enterprises in selected vertical markets in the PRC, such as gaming operators, cable TV operators, electricity bureaus and governmental authorities.

The Group is also engaged in the provision of multimedia value-added services in the Asia Pacific Region and Europe, offering mobile and fixed line services such as content and campaign management, distribution and billing via a number of platforms including interactive voice response, interactive internet solutions and premium short message services.

Headquartered in Macao and listed on GEM, the Group enjoys a leading position in Macao and seeks to further expand its penetration into the global market.

INFORMATION ON THE VENDOR

The Vendor has been devoted into providing broadband data and voice integration solutions.

INFORMATION ON GTVL

GTVL is engaged in the business of research and development of wireless data communications and internet related products in Mainland China. GTVL is also working on a trial programme to roll out a resources management application that offers value-added services in the areas of sales, inventory and production management under the BizNavigator programme.

The original costs of the Sale Equity to the Vendor as at 31st December, 2005 was approximately US$602,000 (approximately HK$4,678,000). The audited profits before and after taxation attributable to the Sale Equity for the two years ended 31st December, 2004 and 31st December, 2005 were approximately RMB136,000 (approximately HK$136,000) and RMB659,000 (approximately HK$659,000) respectively. The audited net asset value attributable to the Sale Equity as at 31st December, 2005 was approximately RMB4,092,000 (approximately HK$4,092,000). The financial figures were prepared in accordance with the accounting standards and the enterprise accounting system in the PRC.

REASONS FOR THE ACQUISITION

The Group is positive with the development and rolling out of the resources management application that offers value-added services in the areas of sales, inventory and production management under BizNavigator programme currently engaged by GTVL. Acquisition of additional equity in GTVL will enable the Group to further participate in the future economic return so generated.

The Board (including the independent non-executive Directors) considers that the terms of the Agreement were arrived at after arm's length negotiations with the Vendor and the terms of the Agreement are on normal commercial terms and are fair and reasonable, and the entering into the Agreement by GVDL and VCL is in the interests of the Company and the Members as a whole.

DEFINITIONS

"Acquisition"	acquisition of the Sale Equity contemplated under the Agreement
"Agreement"	the sale and purchase agreement entered into between the Vendor, VCL and GVDL on 29th December, 2006
"Board"	the board of Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GTVL"	Guangzhou Thinker Vodatel Limited, incorporated in the PRC with limited liability and an indirectly owned subsidiary of the Company
"GVDL"	廣州市愛達利發展有限公司 (Guangzhou Vodatel Development Limited*), incorporated in the PRC with limited liability and an indirectly owned subsidiary of the Company
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"Macao"	the Macao Special Administrative Region of the PRC

"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"Members"	holders of shares of HK$0.10 each in the capital of the Company
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of Mainland China
"Sale Equity"	40% equity interest in GTVL
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the company
"US$"	United States Dollar, the lawful currency of the United States of America
"VCL"	Vodatel China Limited, incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of the Company
"Vendor"	廣州創想科技有限公司 (Guangzhou Thinker Technology Company Limited*), a company incorporated in the PRC with limited liability

* *for identification purpose only*

For the purpose of this announcement, conversions of RMB and US$ into HK$ are made, for illustration purposes only, at the rate of RMB1.00 = HK$1.00 and US$1.00 = HK$7.77. No representation is made that any amounts in RMB, US$ or HK$ could have been or could be converted at the above rates or at any other rates at all.

By order of the Board
José Manuel dos Santos
Chairman

Macao, 29th December, 2006

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcements" page of the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

關連交易
收購銷售股本

概要

董事會於二〇〇六年十二月二十九日欣然宣佈，廣州愛達利與寶方已訂立收購銷售股本的協議，總代價為人民幣500,000元(約500,000港元)。完成收購後，本公司所持間接附屬公司新科愛達利的概約實際利益將由60%增至81.6%。

由於寶方於收購前為新科愛達利的主要股東，故根據《創業板上市規則》，收購屬於本公司的關連交易。由於交易的百分比率(盈利比率除外)均超逾2.5%但低於25%且總代價少於10,000,000港元，故收購須遵守《創業板上市規則》第二十章的公佈及申報規定，惟可豁免遵守獨立股東批准的規定。

協議

日期	：	二〇〇六年十二月二十九日
訂約各方	：	一、 賣方 二、 廣州愛達利 三、 愛利達中國
將予收購的資產：		銷售股本。
代價	：	人民幣500,000元（約500,000港元），須由廣州愛達利以現金償付。
完成日期	：	二〇〇六年十二月三十一日
豁免優先權	：	愛達利中國（新科愛達利60%股權的現有擁有人）豁免對銷售股本的優先權。

買方廣州愛達利由本公司間接擁有54%權益，為本公司的附屬公司。完成收購前，新科愛達利分別由本公司間接全資附屬公司愛達利中國及賣方擁有60%及40%權益。由於持有新科愛達利的40%股權，因此賣方為本公司其中一家附屬公司的主要股東，故賣方為本公司的關連人士（定義見《創業板上市規則》），而根據《創業板上市規則》，收購屬於關連交易。由於交易的百分比率（盈利比率除外）均超逾2.5%但低於25%且總代價少於10,000,000港元，故收購須遵守《創業板上市規則》第二十章的公佈及申報規定，惟可豁免遵守獨立股東批准的規定。

完成收購後，新科愛達利將繼續為本公司附屬公司，而本公司所佔新科愛達利的權益將由60%增至81.6%。收購前，新科愛達利的業績綜合計入本集團的財務報表，而此入賬方式將於收購後維持不變。在符合新科愛達利組織章程條款及中國法例規定的情況下，其後出售銷售股本並無限制。

代價

代價按廣州愛達利與賣方參考新科愛達利於二〇〇六年十一月三十日的財務資料而按公平原則磋商達成。截至二〇〇六年十一月三十日止十一個月期間銷售股本應佔未經審核除税前及除税後虧損分別約為人民幣2,940,000元（約2,940,000港元）及人民幣3,316,000元（約3,316,000港元）。二〇〇六年十一月三十日銷售股本應佔未經審核資產淨值約為人民幣1,040,000元（約1,040,000港元）。以上財務數字乃根據中國會計準則及企業會計制度計算。

代價將由本集團內部資金撥付。

有關本公司的資料

本集團銳意為客戶提供優質方案，讓客戶可隨時隨地處理事務，獲取資訊。本集團主要提供網絡及系統基礎設施、企業方案及多媒體增值服務。

本集團提供網絡及系統基礎設施集成服務，服務範圍由網絡及系統規劃、設計、提供網絡設備及軟件、安裝及開通網絡及系統，以至為公共電訊服務運營商及中國經挑選的垂直市場企業用戶提供維修及技術支援服務，客戶包括中國電信、中國網通、中國聯通、中國移動，博彩經營商、有線電視運營商、電力機關及政府部門。

本集團亦在亞太區及歐洲提供多媒體增值服務，透過互動語音回覆系統、互動互聯網解決方案及收費短訊服務等多個平台提供內容及項目管理、分銷及計費等流動及固網服務。

本集團的總部設於澳門，在創業板上市，現已在澳門確立領導地位，將會積極拓展國際市場。

有關賣方的資料

賣方一直致力提供寬頻數據及語音集成方案服務。

有關新科愛達利的資料

新科愛達利在中國內地從事無線數據通訊及互聯網相關產品的研發業務，現正根據商務領航計劃，試行推出為銷售、存貨及生產管理提供增值服務的資源管理應用程式。

銷售股本於二○○五年十二月三十一日的原來成本約為602,000美元（約4,678,000港元）。截至二○○四年十二月三十一日及二○○五年十二月三十一日止兩年度，銷售股本應佔的除稅前後經審核溢利分別約為人民幣136,000元（約136,000港元）及人民幣659,000元（約659,000港元）。二○○五年十二月三十一日銷售股本應佔經審核資產淨值約為人民幣4,092,000元（約4,092,000港元）。財務數據乃根據中國會計準則及企業會計制度計算。

進行收購的原因

本集團對新科愛達利現時根據商務領航計劃發展及推出有關提供銷售、存貨及生產管理增值服務的資源管理應用程式充滿信心。收購新科愛達利額外股本可擴大本集團日後自計劃獲得的經濟回報。

董事會(包括獨立非執行董事)認為，協議的條款乃經與賣方按公平原則進行磋商釐定，而協議的條款符合一般商業條款，且公平合理，而廣州愛達利與愛達利中國訂立協議亦符合本公司及整體股東的利益。

釋義

「收購」	指	根據協議收購銷售股本
「協議」	指	由賣方、愛達利中國及廣州愛達利於二〇〇六年十二月二十九日就收購訂立的買賣協議
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「新科愛達利」	指	廣州新科愛達利電訊技術有限公司，於中國註冊成立的有限公司，為本公司的間接附屬公司
「廣州愛達利」	指	廣州市愛達利發展有限公司，於中國註冊成立的有限公司，為本公司的間接附屬公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「澳門」	指	中國澳門特別行政區

「中國內地」	指	中國(不包括香港、澳門及台灣地區)
「股東」	指	本公司股本中每股面值0.10港元的股份持有人
「中國」	指	中華人民共和國(不適用於中國電信、中國網通、中國聯通、中國移動及愛達利中國)
「人民幣」	指	中國內地法定貨幣人民幣
「銷售股本」	指	新科愛達利40%股權
「主要股東」	指	有權在公司股東大會上行使或控制行使10%或以上投票權的人士
「美元」	指	美利堅合眾國法定貨幣美元
「愛達利中國」	指	Vodatel China Limited，於英屬維爾京群島註冊成立的有限公司，為本公司的間接全資附屬公司
「賣方」	指	廣州創想科技有限公司，於中國註冊成立的有限公司

* 僅供識別

就本公告而言，人民幣及美元款額按人民幣1.00元兑1.00港元及1.00美元兑7.77港元的兑換率換算為港元款額，僅供參考。概不表示任何人民幣、美元或港元款額已或可以上述兑換率或任何其他兑換率兑換。

承董事會命
主席
José Manuel dos Santos

澳門，二〇〇六年十二月二十九日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Change of principal place of business in Hong Kong

SUMMARY

Effective from 9th December, 2006, the principal place of business of the Company in Hong Kong will be moved to Room 713B, 7th Floor, Block B, Seaview Estate, 2-8 Watson Road, North Point.

The Board is pleased to announce that effective from 9th December, 2006, the principal place of business of the Company in Hong Kong will be moved to Room 713B, 7th Floor, Block B, Seaview Estate, 2-8 Watson Road, North Point.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"PRC"	The People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

The Macao Special Administrative Region of the PRC, 30th November, 2006

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Exterprise Market of the Exchange for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcements" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*

聯交所對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

更改香港主要營業地點

概要

自二〇〇六年十二月九日起，本公司的香港主要營業地點將遷移至位於北角屈臣道二至八號海景大廈B座七樓七一三B室的新地址。

董事會欣然宣佈，自二〇〇六年十二月九日起，本公司的香港主要營業地點將遷移至位於北角屈臣道二至八號海景大廈B座七樓七一三B室的新地址。

釋義

「本公司」	指	Vodatel Networks Holdings Limited（愛達利網絡控股有限公司*）
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「香港」	指	中國香港特別行政區（不適用於香港聯合交易所有限公司）
「中國」	指	中華人民共和國

承董事會命
主席
José Manuel dos Santos

中國澳門特別行政區，二〇〇六年十一月三十日

執行董事

José Manuel dos Santos

嚴康

關鍵文

羅嘉雯

獨立非執行董事

崔世昌

盧景昭

馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照聯交所《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創意板設立的互聯網網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別

The Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Notice of Board meeting

The Board hereby announces that a meeting of the Board will be held at 74 da Rua da Felicidade, Edifício Vodatel, Taipa, Macao on 26th March, 2007 at 11:30 a.m. for the following purposes:

1. To consider and approve the Final Results and approve the announcement of the Final Results to be published on the GEM Website, the website of the Company and irasia.com website;

2. To consider the payment of a final dividend, if any;

3. To consider the closure of the register of Members, if necessary; and

4. To transact any other business.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Final Results"	the audited consolidated results of the Company and its subsidiaries for the year ended 31st December, 2006
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"Macao"	the Macao Special Administrative Region of the PRC
"Members"	holders of the shares of HK$0.10 each in the capital of the Company
"PRC"	The People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

Macao, 12th March, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the GEM Website for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

董事會會議公告

董事會謹此公告，董事會將於二〇〇七年三月二十六日上午十一時三十分正假座澳門氹仔永福街七十四號愛達利大廈舉行會議，以商討下列事項：

一、 考慮及通過全年業績，並通過將全年業績公佈刊登於創業板網頁、本公司的網頁及irasia.com網頁；

二、 考慮派付末期股息（如有）；

三、 考慮暫停辦理股份過戶登記手續（倘有需要）；及

四、 處理任何其它事項。

釋義

「本公司」	指	Vodatel Networks Holdings Limited（愛達利網絡控股有限公司*）
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「全年業績」	指	本公司及各附屬公司截至二〇〇六年十二月三十一日止全年之經審核綜合業績
「創業板」	指	由聯交所營運的創業板市場
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「港元」	指	香港法定貨幣港元

「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「澳門」	指	中國澳門特別行政區
「股份」	指	本公司股本中每股面值0.10港元的股份
「中國」	指	中華人民共和國

承董事會命
主席
José Manuel dos Santos

澳門，二〇〇七年三月十二日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在創業板網頁「最新公司公告」一頁內刊登(最少自刊發日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent increases in the price and trading volume of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board wishes to announce that the Company is in negotiation with a potential purchaser in relation to a proposed disposal of certain indirectly owned subsidiaries of the Company. The negotiation is at a preliminary stage which may or may not proceed. If the proposed disposal is proceeded with, it may constitute a notifiable transaction for the Company under the GEM Listing Rules. Further announcement will be made as and when appropriate.

The Board also confirms that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"PRC"	The People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

The Macao Special Administration Region of the PRC, 18th January, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

不尋常股價及成交量變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格及成交額最近出現上升，茲聲明董事會對該等價格及成交額升的原因毫不知情。

董事會謹此公告本公司現正與潛在買方磋商建議出售本公司若干間接附屬公司。目前有關磋商正處於初步階段，不一定會進行。倘建議的出售落實進行，則根據《創業板上市規則》，或會屬於本公司的須予公佈的交易。本公司將於適當時另行發出公告。

董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣的其他有關商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公佈的準確性共同及個別地承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元

「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「中國」	指	中華人民共和國

承董事會命
主席
José Manuel dos Santos

中國澳門特別行政區，二〇〇七年一月十八日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent increases in the price and trading volume of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board wishes to announce that the negotiation with a potential purchaser in relation to a proposed disposal of certain indirectly owned subsidiaries of the Company as mentioned in the announcement about unusual price and trading volume movement made on 18th January, 2007 is in process. The negotiation is at a preliminary stage which may or may not proceed. If the proposed disposal is proceeded with, it may constitute a notifiable transaction for the Company under the GEM Listing Rules. Further announcement will be made as and when appropriate.

The Board also confirms that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"PRC"	The People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

The Macao Special Administration Region of the PRC, 21st March, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

不尋常股價及成交量變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格及成交額最近出現上升，茲聲明董事會對該等價格及成交額升的原因毫不知情。

董事會謹此公告，於二〇〇七年一月十八日就不尋常股價及成交量變動刊發的公告內所述與潛在買方就建議出售本公司若干間接附屬公司的磋商現正進行中。有關磋商現正處於初步階段，不一定會進行。倘建議的出售落實進行，則根據《創業板上市規則》，或會屬於本公司的須予公佈的交易。本公司將於適當時候另行發出公告。

董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣有關的其他商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公告的準確性共同及個別地承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited（愛達利網絡控股有限公司*）
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元

「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「中國」	指	中華人民共和國

承董事會命
主席
José Manuel dos Santos

中國澳門特別行政區，二〇〇七年三月二十一日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公告將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

本年度業務及財務摘要

- 本年度來自持續經營業務的營業額為436,720,000港元，虧損淨額由28,418,000港元收窄至14,477,000港元。
- 終止經營業務導致本集團錄得虧損淨額71,181,000港元。
- 資產負債表繼續維持穩健，二〇〇六年十二月三十一日的手頭現金為107,928,000港元。
- 澳門的業務勢頭仍然強勁，於本年度確認基建項目產生的收益221,851,000港元。
- 出售萬佳訊獲利8,137,000港元。
- 退出數項投資資產，包括歐洲公司。
- 董事會不建議派付本年度股息。

業績

董事會欣然提呈本集團本年度的經審核綜合業績如下：

綜合資產負債表

	附註	於十二月三十一日 二〇〇六年 千港元	二〇〇五年 千港元
資產			
非流動資產			
永久業權土地		**2,020**	2,020
物業、機器及設備		**3,056**	10,567
無形資產		**—**	58,165
聯營公司投資		**445**	1,832
可供出售財務資產		**15,502**	19,663
借出資產		**—**	38,597
		21,023	130,844
流動資產			
存貨		**16,145**	18,619
預付所得稅		**936**	84
貿易應收款及應收票據	二	**171,961**	241,911
其他應收款、按金及預付款項		**26,228**	27,817
借出資產		**38,748**	—
貸款及應收款		**—**	774
於收益表按公平值列的其他財務資產		**—**	592
現金及現金等價物		**107,928**	103,054
		361,946	392,851
持作出售非流動資產		**22,856**	—
		384,802	392,851
流動負債			
貿易應付款及應付票據	三	**165,151**	183,884
其他應付款及應計費用		**56,194**	79,146
當期所得稅負債		**45,043**	54,675
貸款		**35,527**	39,216
		301,915	356,921
與分類為持作出售非流動資產直接相關之負債		**64,390**	—
		366,305	356,921
流動資產淨值		**18,497**	35,930
總資產減流動負債		**39,520**	166,774

		於十二月三十一日	
		二〇〇六年	二〇〇五年
	附註	千港元	千港元
資金來自：			
權益			
本公司權益持有人應佔資本及儲備			
股本		**159,058**	159,058
其他儲備	十	**24,348**	29,022
累計虧損	十	**(149,442)**	(65,348)
		33,964	122,732
少數股東權益		**5,556**	9,032
總權益		**39,520**	131,764
負債			
非流動負債			
貸款		**–**	35,010
總資產減流動負債		**39,520**	166,774

綜合收益表

	附註	二〇〇六年 千港元	二〇〇五年 千港元 (經重列)
持續經營業務			
收益	四	**436,720**	462,225
銷售成本	五	**(380,057)**	(407,528)
毛利		**56,663**	54,697
銷售及市場推廣費用	五	**(7,752)**	(8,163)
行政費用	五	**(71,691)**	(73,903)
其他(虧損)／收益一淨額		**(387)**	2,562
經營虧損		**(23,167)**	(24,807)
商譽減值		**(837)**	–
融資收入		**2,679**	3,440
融資成本		**(1,217)**	(5,774)
融資收入／(成本)一淨額	六	**1,462**	(2,334)
應佔聯營公司(虧損)／盈利		**(257)**	202
除所得税前虧損		**(22,799)**	(26,939)
所得税減免／(支出)	七	**8,322**	(1,933)
本年度持續經營業務虧損		**(14,477)**	(28,872)
終止經營業務			
本年度終止經營業務虧損	十一	**(71,181)**	(11,676)
本年度虧損		**(85,658)**	(40,548)
應佔：			
本公司權益持有人		**(84,094)**	(37,488)
少數股東權益		**(1,564)**	(3,060)
		(85,658)	(40,548)

	附註	二〇〇六年 千港元	二〇〇五年 千港元 (經重列)
本年度內本公司權益持有人應佔持續經營業務虧損的每股虧損(以港仙為單位)			
一基本	八	**2.33**	4.98
一攤薄	八	**不適用**	不適用
本年度內本公司權益持有人應佔終止經營業務虧損的每股虧損(以港仙為單位)			
一基本	八	**11.37**	1.13
一攤薄	八	**不適用**	不適用
本年度內本公司權益持有人應佔每股虧損(以港仙為單位)			
一基本	八	**13.70**	6.11
一攤薄	八	**不適用**	不適用
股息	九	**—**	—

本公司審核委員會已審閱本集團本年度的經審核綜合業績。

附註：

一. **編製基準**

本公司的綜合財務報表是根據《財務準則》編製。綜合財務報表按照歷史成本法編製，並就重估可供出售財務資產及借出資產而作出修訂。

編製符合《財務準則》的財務報表須運用若干重大會計估計，而管理人員應用本集團會計政策時亦須運用判斷。

(甲) 本年度生效之已頒佈準則之修訂

- **《會計準則》三十九及《財務準則》四之修訂－金融擔保合約。**此修訂規定已發行金融擔保(有關實體先前確定為保險合約者除外)初步按其公平值確認，其後按(一)已收及遞延相關費用之未攤銷結餘或(二)於結算日須用以結算承擔之開支計量(以較高者為準)。本集團已評估採納此項修訂之財務影響，並認為財務影響不大。

(乙) 尚未生效且本集團並未提早採納之現有準則之詮釋

以下為本集團並未提早採納之已頒佈現有準則之詮釋，由二〇〇六年一月一日或之後或較後期間開始之本集團會計期間須強制採納：

- **《財務準則》七「金融工具：披露」及《會計準則》一「財務報表之呈列－資本披露」之補充修訂（於二〇〇七年一月一日或之後開始之年度期間生效）**，將推出有關財務工具之新披露。本集團將由二〇〇七年一月一日開始之年度期間應用《財務準則》七及《會計準則》一之修訂。

- **香港（國際財務報告詮釋委員會）－詮釋八「《財務準則》二的範圍」（於二〇〇六年五月一日或之後開始之年度期間生效）**。香港（國際財務報告詮釋委員會）－詮釋八將對涉及發行股本工具的交易之代價有所規定，倘所收可辨識代價少於所發行股本工具之公平值，則釐定股本工具是否屬於《財務準則》二之範圍。本集團由二〇〇七年一月一日起應用香港（國際財務報告詮釋委員會）－詮釋八，但預期不會對本集團之綜合財務報表有任何影響。

- **香港（國際財務報告詮釋委員會）－詮釋十「中期財務報告及減值」（於二〇〇六年十一月一日或之後開始之年度期間生效）**。香港（國際財務報告詮釋委員會）－詮釋十規定，按成本於中期期間確認之商譽、股本工具投資及金融資產投資之減值虧損，不得於其後的結算日撥回。本集團由二〇〇七年一月一日起應用香港（國際財務報告詮釋委員會）－詮釋十，但預期不會對本集團之綜合財務報表有任何影響。

(丙) 尚未生效且與本集團經營無關之現有準則之詮釋

以下為與本集團經營無關之已頒佈現有準則之詮釋，由二〇〇六年三月一日或之後或較後期間開始之本集團會計期間須強制採納：

- **香港(國際財務報告詮釋委員會)－詮釋七「根據《會計準則》二十九『惡性通脹經濟體之財務報告』應用重列會計法」(於二〇〇六年三月一日生效)。**香港(國際財務報告詮釋委員會)－詮釋七就如何於呈報期間應用《會計準則》二十九之規定提供指引，指引乃有關倘一個實體於其功能貨幣所屬經濟體出現惡性通脹，而該經濟體於過往期間並無惡性通脹之會計處理。由於集團實體之功能貨幣無一屬於惡性通脹經濟體，故香港(國際財務報告詮釋委員會)－詮釋七與本集團之經營無關；及

- **香港(國際財務報告詮釋委員會)－詮釋九「重新評估內含衍生工具」(於二〇〇六年六月一日或之後開始之年度期間生效)。**香港(國際財務報告詮釋委員會)－詮釋九將規定一個實體評估內含衍生工具是否須要與主合約分開，並於該實體首次成為訂約方時入賬列為衍生工具。除非合約條款變更導致現金流出現重大修訂(原先根據合約有此規定，在此情況下須進行重新評估)，否則不得於其後重新評估。由於概無集團實體會更改合約條款，故香港(國際財務報告詮釋委員會)－詮釋九與本集團之經營無關。

(丁) 於本年度生效但與本集團經營無關之準則、修訂及詮釋

以下準則、修訂及詮釋由二〇〇六年一月一日或之後開始之會計期間須強制採納，但與本集團之經營無關：

- 《會計準則》十九(經修訂)－僱員福利；

- 《會計準則》二十一(經修訂)－於海外業務的新投資；

- 《會計準則》三十九(經修訂)－預測集團內公司間交易之現金流量對沖會計處理；

- 《會計準則》三十九(經修訂)－選擇以公平值入賬；

- 《財務準則》一(經修訂)－首次應用《財務準則》；

- 《財務準則》六－礦產資源開採及評估；

- 香港(國際財務報告詮釋委員會)－詮釋四－釐定安排是否包括租賃；

- 香港(國際財務報告詮釋委員會)－詮釋五－終止運作、復原及環境修復基金所產生權益之權利；及

- 香港(國際財務報告詮釋委員會)－詮釋六－參與特定市場－廢棄電力及電子設備產生之負債

二. 貿易應收款及應收票據

本集團的銷售均以預收貨款、信用證及無擔保信貸方式支付。授予客戶的信貸條件各有不同，但一般為個別客戶與本集團磋商的結果。於二〇〇六年十二月三十一日，貿易應收款及應收票據的賬齡如下：

	二〇〇六年 千港元	二〇〇五年 千港元
三個月以下	**110,657**	175,538
>三個月及≤六個月	**20,225**	46,327
>六個月及≤十二個月	**18,571**	15,703
十二個月以上	**100,274**	91,627
	249,727	329,195

三. 貿易應付款及應付票據

於二〇〇六年十二月三十一日，貿易應付款及應付票據(包括應付關連人士的貿易性質款項)的賬齡分析如下：

	二〇〇六年 千港元	二〇〇五年 千港元
三個月以下	**100,766**	139,595
>三個月及≤六個月	**1,899**	34,411
>六個月及≤十二個月	**20,292**	4,238
十二個月以上	**42,194**	5,640
	165,151	183,884

四. 收益及分部資料

收益包括本集團日常業務中出售貨品及服務已收或應收代價的公平值，並扣除增值稅、退貨、回扣和折扣，以及集團內部銷售。

倘收益額能可靠地計量及未來經濟利益可能會流入實體，且達到以下本集團各項業務之特定標準，本集團將確認收益。收益額於與銷售有關之所有或然事故獲得解決後方可視為能可靠地計量。本集團根據過往業績作出估計，並經考慮客戶類別、交易類別及各項交易之特定因素。

(甲) 數據網絡系統設計、銷售與安裝及提供相關工程服務

數據網絡系統設計、銷售與安裝及提供相關工程服務的收益，乃於完成安裝後確認，一般為系統交付予顧客當時。

(乙) 銷售流動電話－批發

本集團於批發市場銷售一系列流動電話。貨品銷售於一集團實體交付產品予批發商時確認，批發商可全權酌情決定產品之銷售渠道及售價，而批發商接收產品不受任何未履行責

任影響。付運於以下情況方為完成：產品運抵特定地點、過時及虧損風險轉移至批發商、批發商根據銷售合約接收產品、接收條文失效，或本集團有客觀證據證明已達成所有接收標準。

客戶有權在批發市場退回有問題產品。銷售乃根據銷售合約所定價格，扣除銷售時之預計退貨額入賬。由於銷售信貸期少於一個月且符合市場慣例，故並不存在融資因素。

(丙) 銷售流動電話－零售

本集團經營銷售流動電話之零售市場。貨品銷售於集團實體交付產品予客戶時確認。零售銷售一般以現金結算。

本集團之政策是向最終客戶銷售其產品，而客戶可於一星期內退換。本集團並無任何顧客忠誠計劃。

(丁) 數碼影像處理管理解決方案

提供數碼影像處理管理解決方案的收益於擁有權的風險及回報轉移後確認，即交付貨品予顧客及轉讓所有權當時。

(戊) 銷售服務

本集團向最終用戶銷售維修服務。該等服務按定價合約提供，合約其一般由一年以下至三年。

提供維修服務之定價合約之收益一般於提供服務期間以直線法於合約期內確認。

透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務的收益，佣金收入及管理費收入於提供相關服務時確認。

(己) 利息收入

利息收入採用實際利息法按時間比例確認。倘應收款出現減值，本集團會將賬面值減至可收回款額，即估計的未來現金流量按該工具原有實際利率貼現值，並繼續將貼現計算並確認利息收入。已減值貸款之利息收入按原有實際利率確認。

(庚) 股息收入

股息收入在收取款項的權利確定時確認。

(申) 經營租賃租金收入

經營租賃租金收入乃於租賃期按直線分期確認。

主要報告形式—業務分部

於二○○五年十二月三十一日，本集團的組織分為三類主要業務分部：

— 數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售；

— 透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務；及

— 提供數碼影像處理管理解決方案。

由於本年度的流動電話銷量增加，銷售流動電話已符合成為獨立分部的要求，而二○○五年的比較數字已經重列。

於二○○六年六月十三日，本集團出售提供數碼影像處理管理解決方案的分部(附註十二)。於二○○六年十一月二十四日，本集團決定出售與透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務有關的業務，並預期於二○○七年出售整個業務(附註十一)。

本年度的分部業績如下：

	持續經營業務				終止經營業務		
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	未分配	總計	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
收益	379,751	56,969	–	436,720	25,381	74,358	99,739
經營虧損	(11,351)	(2,047)	(9,769)	(23,167)	(3,484)	(14,312)	(17,796)
商譽減值	(837)	–	–	(837)	–	(60,212)	(60,212)
出售附屬公司之收益				–	8,137	–	8,137
融資收入				2,679			61
融資成本				(1,217)			(1,156)
融資收入／(成本) －淨額(附註六)				1,462			(1,095)
應佔聯營公司虧損				(257)			–
除所得稅前虧損				(22,799)			(70,966)
所得稅減免／ (支出)(附註七)				8,322			(215)
本年度虧損				(14,477)			(71,181)

其他在收益表列賬的分部項目如下：

	持續經營業務			終止經營業務		
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	總計	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	總計
	千港元	千港元	千港元	千港元	千港元	千港元
折舊	3,750	239	3,989	308	1,022	1,330
攤銷	–	–	–	–	597	597
商譽減值	837	–	837	–	60,212	60,212
軟件特許權減值	–	–	–	–	293	293
貿易應收款減值	3,224	494	3,718	–	3,591	3,591
存貨撥備	–	–	–	109	–	109

分部間轉撥或交易按各方釐定及協定的一般商業條款在日常業務中訂立。

分部資產主要包括永久業權土地、物業、機器及設備、無形資產、存貨、應收款及現金及現金等價物。未分配資產包括可供出售財務資產、借出資產、貸款及應收款及於損益表按公平值列賬的其他財務資產等項目。

分部負債由營運負債組成，未分配負債包括貸款。

資本開支包括物業，機器及設備及無形資產的添置。

於二ＯＯ六年十二月三十一日的分部資產及負債以及本年度的資本開支如下：

	持續經營業務				終止經營業務		
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	未分配	總計	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
資產	362,577	4,426	15,521	382,524	–	22,856	22,856
聯營公司	445	–	–	445	–	–	–
總資產	363,022	4,426	15,521	382,969	–	22,856	22,856
負債	297,084	1,158	3,673	301,915	–	64,390	64,390
資本開支	668	–	–	668	57	859	916

次要報告形式－地區分部

本集團的四個業務分部在三個主要地區經營，惟此等業務是全球統一管理。

於本年度，本集團的持續經營業務主要在中國內地、香港和澳門經營，而本集團的終止經營業務則主要在香港及澳門和歐洲經營。

收益	二OO六年 千港元
持續經營業務	
中國內地	157,900
香港及澳門	278,820
	436,720
終止經營業務	
香港及澳門	24,819
中國內地	562
歐洲	74,358
	99,739

收益根據客戶所在的地方劃分。

總資產	二OO六年 千港元
持續經營業務	
中國內地	**106,889**
香港及澳門	**260,114**
	367,003
聯營公司	**445**
未分配資產	**15,521**
	382,969
終止經營業務	
歐洲	**22,856**

總資產根據資產所在地劃分。

資本開支

	二〇〇六年 千港元
持續經營業務	
中國內地	**324**
香港及澳門	**344**
	668
終止經營業務	
香港及澳門	**57**
歐洲	**859**
	916

資本開支根據資產所在地劃分。

五. **按性質分類的費用**

	二〇〇六年 千港元	二〇〇五年 千港元 (經重列)
售出存貨成本	**345,150**	377,600
折舊	**3,989**	4,674
貿易應收款減值	**3,718**	6,980
僱員福利開支(包括董事酬金)	**41,269**	36,437
存貨撥備	**–**	7,354

六. **融資收入及成本**

	二〇〇六年 千港元	二〇〇五年 千港元 (經重列)
利息費用：		
一銀行借貸：銀行貸款及透支一須於五年內全數償還	**(1,217)**	(5,774)
融資成本	**(1,217)**	(5,774)
融資收入	**2,679**	3,440
融資收入／(成本)一淨額	**1,462**	(2,334)

七. 所得稅(減免)／支出

香港利得稅按照本年度估計應課稅溢利以稅率17.5%(二〇〇五年：17.5%)提撥準備。海外溢利之稅款按照本年度估計應課稅溢利依本集團經營業務所在地區之現行稅率計算。

	二〇〇六年 千港元	二〇〇五年 千港元 (經重列)
當期所得稅		
－香港利得稅	30	－
－澳門補充所得稅	766	36
－中國內地企業所得稅	3,337	1,897
－過往年度超額撥備	(12,455)	－
	(8,322)	1,933

本集團除所得稅前虧損的稅項，與採用綜合公司虧損適用的加權平均稅率所計算理論稅額的差額如下：

	二〇〇六年 千港元	二〇〇五年 千港元 (經重列)
持續經營業務之除所得稅前虧損	(22,799)	(26,939)
在各有關地區的虧損按適用的當地稅率計算的稅項	(1,605)	(4,692)
無須課稅之收入	(5,676)	(1,534)
不可扣稅之費用	7,705	1,892
視作所得稅的中國內地稅項	－	36
過往年度超額撥備	(12,455)	－
運用過往未確認稅項虧損	－	(1,430)
並無確認為遞延所得稅資產之稅項虧損	3,709	7,661
所得稅(減免)／支出	(8,322)	1,933

適用的加權平均稅率為14.28%(二〇〇五年：14.94%)。此變動乃由於本集團附屬公司於各地區之利潤率變化所致。

八. 每股虧損

(甲) 基本

每股基本虧損根據本公司權益持有人應佔虧損，除以年內已發行股份的加權平均數計算。

	二〇〇六年	二〇〇五年
持續經營業務		
本公司權益持有人應佔虧損（千港元）	**14,316**	30,581
已發行股份的加權平均數目（千股）	**613,819**	613,819
每股基本虧損（港仙）	**2.33**	4.98
終止經營業務		
本公司權益持有人應佔虧損（千港元）	**69,778**	6,907
已發行股份的加權平均數目（千股）	**613,819**	613,819
每股基本虧損（港仙）	**11.37**	1.13
總計		
本公司權益持有人應佔虧損（千港元）	**84,094**	37,488
已發行股份的加權平均數目（千股）	**613,819**	613,819
每股基本虧損（港仙）	**13.70**	6.11

(乙) 攤薄

由於二〇〇六年十二月三十一日並無已發行購股權、認股權證或其他可換股工具，故並無呈列本年度之每股攤薄虧損。由於行使本公司未行使之購股權將有反攤薄作用，故並無呈列截至二〇〇五年十二月三十一日止年度的每股攤薄虧損。

九. 股息

本年度內並無派付任何股息（二〇〇五年：無）。

董事並不建議派付本年度末期股息（二〇〇五年：無）。

十. 其他儲備及累計虧損

	資本贖回儲備 千港元	可供出售財務資產儲備 千港元	合併儲備 千港元	換算儲備 千港元	法定儲備 千港元	合計 千港元	累計虧損 千港元
於二〇〇五年一月一日結餘	702	3,308	35,549	3,034	49	42,642	(27,860)
重估	–	(10,238)	–	–	–	(10,238)	–
出售可供出售財務資產時轉撥至收益表	–	(596)	–	–	–	(596)	–
外幣換算差額	–	–	–	(2,786)	–	(2,786)	–
截至二〇〇五年十二月三十一日止年度虧損	–	–	–	–	–	–	(37,488)
於二〇〇五年十二月三十一日結餘	702	(7,526)	35,549	248	49	29,022	(65,348)
於二〇〇六年一月一日結餘	702	(7,526)	35,549	248	49	29,022	(65,348)
重估	–	(4,010)	–	–	–	(4,010)	–
外幣換算差額	–	–	–	(664)	–	(664)	–
本年度虧損	–	–	–	–	–	–	(84,094)
於二〇〇六年十二月三十一日結餘	702	(11,536)	35,549	(416)	49	24,348	(149,442)

十一. 持作出售及終止經營業務之非流動資產

於本年度，本集團出售其於萬佳訊的權益，該等權益過往就提供數碼影像處理管理解決方案而以獨立分部呈列。有關出售已於二〇〇六年六月十三日完成。

此外，於二〇〇六年十一月二十四日，本集團決定出售歐洲公司，歐洲公司過往就透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務而以獨立分部呈列。於二〇〇六年十二月三十一日與歐洲公司有關的資產及負債呈列為持作出售。歐洲公司的出售預期可於二〇〇七年完成。

(甲) 持作出售非流動資產：

	二〇〇六年 千港元	二〇〇五年 千港元
持作出售非流動資產：		
一物業、機器及設備	**2,517**	–
一無形資產	**240**	–
一貿易應收款及應收票據	**13,196**	–
一其他應收款、按金及預付款項	**5,771**	–
一現金及現金等價物	**1,132**	–
總計	**22,856**	–

(乙)與分類為持作出售非流動資產直接相關之負債

	二〇〇六年 千港元	二〇〇五年 千港元
貿易應付款及應付票據	**27,351**	–
其他應付款及應計費用	**28,394**	–
當期所得稅負債	**510**	–
貸款	**7,651**	–
銀行透支	**484**	–
	64,390	–

(丙)終止經營業務之業績分析

	二〇〇六年 千港元	二〇〇五年 千港元
收益	**99,739**	133,206
銷售成本	**(77,016)**	(100,544)
毛利	**22,723**	32,662
銷售及市場推廣費用	**(1,205)**	(1,466)
行政費用	**(42,333)**	(47,453)
其他收益－淨額	**3,019**	7,185
商譽減值	**(60,212)**	(512)
融資收入	**61**	131
融資成本	**(1,156)**	(1,737)
終止經營業務之虧損－扣除所得稅支出前	**(79,103)**	(11,190)
所得稅支出	**(215)**	(486)
終止經營業務之虧損－扣除所得支出稅後	**(79,318)**	(11,676)
出售終止經營業務之收益(除稅前)	**8,137**	–
本年度終止經營業務之虧損	**(71,181)**	(11,676)

(丁)終止經營業務產生之現金流分析

	二〇〇六年 千港元	二〇〇五年 千港元
經營流動現金流量	**3,438**	4,258
投資流動現金流量	**1,092**	(3,477)
融資流動現金流量	**(7,761)**	(906)
現金流量總額	**(3,231)**	(125)

十二.出售附屬公司

於二〇〇六年六月十三日，本集團出售其於萬佳訊之61.05%權益代價以現金約10,378,000港元付款。於出售後，萬佳訊不再為本公司之附屬公司，而本公司於萬佳訊亦再無任何股權。

	千港元
銷售所得款項	10,378
所出售淨資產賬面值	(2,241)
出售萬佳訊之收益	8,137

於出售日期售出之資產及負債如下：

	千港元
物業、機器及設備	1,073
存貨	1,963
貿易應收	7,180
其他應收款、按金及預付款項	1,962
現金及現金等價物	8,091
貿易應付賬款	(9,982)
其他應付款及應計費用	(6,616)
少數股東權益	(1,430)
	2,241

業務回顧

保持強勢

博彩收益維持高企，令澳門繼續受惠於博彩及酒店運營商的巨額投資及建築活動。今天，新博彩運營商正積極建立旗艦業務，而現有運營商正快速擴大和提升其業務規模，澳門政府亦一直大力投資於多項公共工程。本集團紮根於澳門，受惠於澳門的良好經濟，自澳門政府及不同的博彩及酒店運營商批授的基建合約中獲得超過221,851,000港元收益。於本年度，本集團繼續專注提供結構佈線、監察、無線電話、數據網路及進出管制的系統，更榮幸獲超過五間主要博彩運營商選擇為供應及興建監察系統的解決方案供應商；在三大娛樂場鋪設結構佈線系統。本集團在提供無線電話系統解決方案有逾十年經驗，一直在澳門的相關市場享有領導地位。時至今日，業內主要客戶包括澳門政府及多間博彩及酒店運營商。

博彩業持續暢旺，加上不同的博彩運營商正提升及擴大其現有業務和建造大型渡假勝地，本集團相信其在澳門的業務將繼續保持強勢。踏入二〇〇七年，本集團在年初已接獲來自

多間博彩及酒店運營商的訂單，截至二〇〇七年三月二十六日的金額超過45,000,000港元。訂單數目固然令人鼓舞，但卻加重人力及財務資源方面的需求，因此，有效規劃及善用整個集團內的資源及控制成本將是最大挑戰。

創造一體化平台

數據網路的經營環境持續充滿挑戰，利潤率和付款期方面的競爭激烈，本集團將繼續在中國內地適應此新業務模式。澳門遍地商機，令本集團得以挑選在中國內地經營的業務。為確保可收回應收款而不損害回報，本集團將繼續專注於廣東省、上海及北京的電訊運營商。

於二〇〇五年，本集團將中國內地的代表辦事處與泰思通的代表辦事處合併以建立一體化平台，務求善用本集團多年來建立起的營銷網路來推銷不同的產品和服務。於本年度，中國內地的地方團隊和泰思通聯合陣線，成功爭取在廣東省、江蘇省、四川省、新疆維吾爾自治區及重慶市為中國電信安裝操作支援系統模組的合約。放眼未來，中國內地的地方團隊將繼續與泰思通緊密合作將其不同的系統模組賣給現有客戶，同時開拓新客源，包括湖北、安徽、甘肅及山西省的中國電信及在不同省份的中國網通及中國聯通。

在一體化平台下，本集團已展開與中國電信合作的「商務領航」試驗計劃，以推出一個在銷售、存貨及生產管理方面向各省企業提供即時增值服務的資源管理應用程式。試驗計劃仍在進行，以使本集團能更有效掌握該資源管理應用程式的好處及未完善之處以及該應用程式的長遠市場潛力。

退出業務

歐洲公司的業務前景仍然明朗，其中西班牙公司為西班牙三間規模最大的電視台提供互動服務，並成功推出短訊服務；而荷蘭公司則成功爭取合約在荷蘭推出彩票相關服務。然而，歐洲公司自二〇〇四年被本集團收購後一直虧損，加上借貸期限將至，因此有需要作出重大注資以恢復歐洲公司的資產基礎。鑒於此重大資本需求將嚴重削弱本集團的財政基礎，本集團因此決定退出歐洲公司業務。

在缺乏財政支援的情況下，歐洲公司的財務狀況大受影響，導致淨負債高達41,534,000港元。自本年度在市場放售歐洲公司以來，荷蘭公司的若干資產已於二〇〇六年十二月售出，芬蘭公司亦於二〇〇七年一月售出。歐洲公司現正就出售西班牙公司一事積極與多家有意投資者洽商。而由於德國頒佈新法例，SuperCom GmbH Audiotex Systeme（於德國註

冊成立的有限公司，為本公司的間接附屬公司）的業務大受影響，且無力償還到期負債，已進入破產程序。本集團相信，如歐洲公司餘下的資產及附屬公司未能於短期內售出，將引致法律訴訟及／或清盤。

資本架構及財務資源

在歐洲公司的負債拖累下，本集團的股本基礎為39,520,000港元。如不計及歐洲公司的負面財務影響，本集團的股本基礎將大幅改善至81,054,000港元，而流動比率及資產負債比率（總借款除以股本總額）分別為1.2倍及43.5%。

企業管治聲明

除董事會主席因外出公幹而並無出席是年所舉行之股東週年大會外，本公司已遵守《創業板上市規則》附錄十五企業管治常規守則的守則條文。

買賣或贖回上市證券

本公司於本年度並無贖回任何股份，而本公司或其任何附屬公司於本年度並無購買或出售任何股份。

釋義

「本公司」	指	Vodatel Networks Holdings Limited（愛達利網絡控股有限公司*）
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「德國」	指	德意志聯邦共和國
「本集團」	指	本公司及其附屬公司
「港仙」	指	港仙，100港仙等於1港元
「港元」	指	香港法定貨幣港元

「功能貨幣」	指	一間公司經營所在地的主要經濟環境的貨幣
「《會計準則》」	指	《香港會計準則》
「《財務準則》」	指	由香港會計師公會理事會通過的一套財務匯報準則，包括香港會計師公會不時通過的《會計準則》及《香港財務匯報準則》的釋義
「香港會計師公會」	指	香港會計師公會，根據香港法例第五十章《專業會計師條例》成立
「香港」	指	中國香港特別行政區（不適用於香港聯合交易所有限公司、《香港會計準則》，《香港財務滙報準則》及香港會計師公會）
「澳門」	指	中國澳門特別行政區
「中國內地」	指	中國（不包括香港、澳門及台灣地區）
「萬佳訊」	指	MegaInfo Holdings Limited（萬佳訊控股有限公司*），於百慕大註冊成立的有限公司，其股本中每股面值0.01港元的股份於創業板上市
「中國」	指	中華人民共和國（不適用於中國電信、中國網通及中國聯通）
「股份」	指	本公司股本中每股面值0.10港元的股份
「西班牙」	指	西班牙王國
「西班牙公司」	指	Servicios Telefónicos de Audiotex, Sociedad Anónima，於西班牙註冊成立的有限公司，為本公司的間接附屬公司
「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭註冊成立的有限公司，為本公司的間接附屬公司
「荷蘭公司」	指	Teleconcept Multimedia B.V.，於荷蘭註冊成立的有限公司，為本公司的間接附屬公司。
「荷蘭」	指	荷蘭王國

「泰思通」	指	泰思通軟件(上海)有限公司，於中國註冊成立的有限公司，為本公司的間接附屬公司
「芬蘭公司」	指	Voxtel Finland Oy，於芬蘭共和國註冊成立的有限公司，為本公司的間接附屬公司
「本年度」	指	截至二〇〇六年十二月三十一日止年度

承董事會命
主席
José Manuel dos Santos

澳門，二〇〇七年三月二十六日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所設立的創業板網頁「最新公司公告」一頁內刊登(最少自刊發日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE YEAR

— Turnover for the Year from continuing operations amounted to HK$436,720,000 with net loss narrowing from HK$28,418,000 to HK$14,477,000

— Discontinued operations resulted in a net loss of HK$71,181,000 for the Group

— Continued to maintain a solid balance sheet with cash on hand as at 31st December, 2006 amounted to HK$107,928,000

— Business momentum in Macao remained strong with over HK$221,851,000 of revenue from infrastructural projects recognised during the Year

— Disposed MIHL at a profit of HK$8,137,000

— Exit a number of invested assets, including TCM

— The Board does not recommend the payment of a dividend for the Year

RESULTS

The Board is pleased to present the audited consolidated results of the Group for the Year as follows:

Consolidated balance sheet

	Note	As at 31st December, 2006 HK$'000	2005 HK$'000
ASSETS			
Non-current assets			
Freehold land		**2,020**	2,020
Property, plant and equipment		**3,056**	10,567
Intangible assets		**—**	58,165
Investments in associates		**445**	1,832
Available-for-sale financial assets		**15,502**	19,663
Loaned asset		**—**	38,597
		21,023	130,844
Current assets			
Inventories		**16,145**	18,619
Income tax prepaid		**936**	84
Trade and bills receivables	2	**171,961**	241,911
Other receivables, deposits and prepayments		**26,228**	27,817
Loaned asset		**38,748**	—
Loans and receivable		**—**	774
Other financial assets at fair value through profit or loss		**—**	592
Cash and cash equivalents		**107,928**	103,054
		361,946	392,851
Non-current assets held for sale		**22,856**	—
		384,802	392,851
Current liabilities			
Trade and bills payables	3	**165,151**	183,884
Other payables and accruals		**56,194**	79,146
Current income tax liabilities		**45,043**	54,675
Borrowings		**35,527**	39,216
		301,915	356,921
Liabilities directly associated with non-current assets classified as held for sale		**64,390**	—
		366,305	356,921
Net current assets		**18,497**	35,930
Total assets less current liabilities		**39,520**	166,774

	Note	As at 31st December, 2006 HK$'000	2005 HK$'000
Financed by:			
EQUITY			
Capital and reserves attributable to the equity holders of the Company			
Share capital		**159,058**	159,058
Other reserves	10	**24,348**	29,022
Accumulated losses	10	**(149,442)**	(65,348)
		33,964	122,732
Minority interest		**5,556**	9,032
Total equity		**39,520**	131,764
LIABILITIES			
Non-current liabilities			
Borrowings		**—**	35,010
Total assets less current liabilities		**39,520**	166,774

Consolidated income statement

	Note	2006 HK$'000	2005 HK$'000 *(restated)*
Continuing operations			
Revenue	4	**436,720**	462,225
Cost of sales	5	**(380,057)**	(407,528)
Gross profit		**56,663**	54,697
Selling and marketing costs	5	**(7,752)**	(8,163)
Administrative expenses	5	**(71,691)**	(73,903)
Other (losses)/gains - net		**(387)**	2,562
Operating loss		**(23,167)**	(24,807)
Impairment of goodwill		**(837)**	—
Finance income		**2,679**	3,440
Finance costs		**(1,217)**	(5,774)
Finance income/(costs) - net	6	**1,462**	(2,334)
Share of (loss)/profit of associates		**(257)**	202
Loss before income tax		**(22,799)**	(26,939)
Income tax credit/(expense)	7	**8,322**	(1,933)
Loss for the Year from continuing operations		**(14,477)**	(28,872)
Discontinued operations			
Loss for the Year from discontinued operations	11	**(71,181)**	(11,676)
Loss for the Year		**(85,658)**	(40,548)
Attributable to:			
Equity holders of the Company		**(84,094)**	(37,488)
Minority interest		**(1,564)**	(3,060)
		(85,658)	(40,548)

	Note	2006 HK$'000	2005 HK$'000 *(restated)*
Loss per Share for loss from continuing operations attributable to the equity holders of the Company during the Year (expressed in HK cents)			
- basic	8	**2.33**	4.98
- diluted	8	**Not applicable**	Not applicable
Loss per Share for loss from discontinued operations attributable to the equity holders of the Company during the Year (expressed in HK cents)			
- basic	8	**11.37**	1.13
- diluted	8	**Not applicable**	Not applicable
Loss per Share for loss attributable to the equity holders of the Company during the Year (expressed in HK cents)			
- basic	8	**13.70**	6.11
- diluted	8	**Not applicable**	Not applicable
Dividends	9	**—**	—

The audited consolidated results of the Group for the Year were reviewed by the audit committee of the Company.

Notes:

1. **Basis of preparation**

The consolidated financial statements of the Company were prepared in accordance with HKFRS. The consolidated financial statements were prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and loaned asset.

The preparation of financial statements in conformity with HKFRS required the use of certain critical accounting estimates. It also required management to exercise its judgement in the process of applying the accounting policies of the Group.

(a) Amendments to published standards effective in the Year

- **HKAS 39 and HKFRS 4 Amendment — Financial Guarantee Contracts.** This amendment required issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (i) the unamortised balance of the related fees received and deferred, and (ii) the expenditure required to settle the commitment at the balance sheet date. The Group has assessed the financial impact arising from the adoption of this amendment and concluded that the financial impact was insignificant.

(b) Interpretations to existing standards that were not yet effective and were not early adopted by the Group

The following interpretations to existing standards were published that would be mandatory for the accounting periods of the Group beginning on or after 1st January, 2006 or later, periods that the Group had not early adopted:

- **HKFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to HKAS 1, Presentation of Financial Statements - Capital Disclosures (effective for annual period beginning on or after 1st January, 2007)**, would introduce new disclosures relating to financial instruments. The Group would apply HKFRS 7 and the amendment to HKAS 1 from annual period beginning 1st January, 2007;

- **HK(IFRIC)-Int 8, Scope of HKFRS 2 (effective for annual periods beginning on or after 1st May, 2006).** HK(IFRIC)-Int 8 would require consideration of transactions involving the issue of equity instruments - were the identifiable consideration received would be less than the fair value of the equity instruments issued - to establish whether or not they would fall within the scope of HKFRS 2. The Group would apply HK(IFRIC)-Int 8 from 1st January, 2007, but was not expected to have any impact on the consolidated financial statements of the Group; and

- **HK(IFRIC)-Int 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1st November, 2006).** HK(IFRIC)-Int 10 would prohibit the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group would apply HK(IFRIC)-Int 10 from 1st January, 2007, but was not expected to have any impact on the consolidated financial statements of the Group.

(c) Interpretations to existing standards that were not yet effective and not relevant for the operations of the Group

The following interpretations to existing standards were published that would be mandatory for the accounting periods of the Group beginning on or after 1st March, 2006 or later periods but would not be relevant for the operations of the Group:

- **HK(IFRIC)-Int 7, Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflationary Economics (effective from 1st March, 2006).** HK(IFRIC)-Int 7 would provide guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity would identify the existence of hyperinflation in the economy of its Functional Currency, when the economy was not hyperinflationary in the prior period. As none of the group entities had a currency of a hyperinflationary economy as its Functional Currency, HK(IFRIC)-Int 7 would not be relevant to the operations of the Group; and

- **HK(IFRIC)-Int 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1st June, 2006).** HK(IFRIC)-Int 9 would require an entity to assess whether an embedded derivative would be required to be separated from the host contract and accounted for as a derivative when the entity would first become a party to the contract. Subsequent reassessment would be prohibited unless there would be a change in the terms of the contract that would significantly modify the cash flows that otherwise would be required under the contract, in which case reassessment if required. As none of the group entities would change the terms of their contracts, HK(IFRIC)-Int 9 would not be relevant to the operations of the Group.

(d) Standards, amendments and interpretations effective in the Year but not relevant for the operations of the Group

The following standards, amendments and interpretations were mandatory for accounting periods beginning on or after 1st January, 2006 but were not relevant to the operations of the Group:

- HKAS 19 Amendment — Employee Benefits;

- HKAS 21 Amendment — New Investment in a Foreign Operation;

- HKAS 39 Amendment — Cash Flow Hedge Accounting of Forecast Intragroup Transactions;

- HKAS 39 Amendment — The Fair Value Option;

- HKFRS 1 Amendment — First-time Adoption of HKFRS;

- HKFRS 6, Exploration for and Evaluation of Mineral Resources;

- HK(IFRIC)-Int 4, Determining whether an Arrangement contains a Lease;

- HK(IFRIC)-Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and

- HK(IFRIC)-Int 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment.

2. **Trade and bills receivables**

Sales of the Group were on receipts in advance, letter of credit documents against payment and open terms credit. The credit terms granted to customers varied and were generally the result of negotiations between individual customer and the Group. As at 31st December, 2006, the ageing analysis of the trade and bills receivables was as follows:

	2006 HK$'000	2005 HK$'000
Within three months	**110,657**	175,538
> Three months but ≤ six months	**20,225**	46,327
> Six months but ≤ twelve months	**18,571**	15,703
Over twelve months	**100,274**	91,627
	249,727	329,195

3. **Trade and bills payables**

As at 31st December, 2006, the ageing analysis of the trade and bills payables (including amounts due to related parties of trading in nature) was as follows:

	2006 HK$'000	2005 HK$'000
Within three months	**100,766**	139,595
> Three months but ≤ six months	**1,899**	34,411
> Six months but ≤ twelve months	**20,292**	4,238
Over twelve months	**42,194**	5,640
	165,151	183,884

4. **Revenue and segment information**

Revenue comprised the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the activities of the Group. Revenue was shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognised revenue when the amount of the revenue could be reliably measured, it was probable that future economic benefits would flow to the entity and specific criteria were met for each of the activities of the Group as described below. The amount of revenue was not considered to be reliably measurable until all contingencies relating to the sale were resolved. The Group based its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(a) Design, sale and implementation of data networking systems and the provision of related engineering services

Revenue from the design, sale and implementation of data networking systems and the provision of related engineering services was recognised upon the satisfactory completion of installation, which generally coincided with the time when the systems were delivered to customers.

(b) Sale of mobile phones — wholesale

The Group sold a range of mobile phones in the wholesale market. Sale of goods were recognised when a group entity delivered products to the wholesaler, the wholesaler had full discretion over the channel and price to sell the products, and there was no unfulfilled obligation that could affect the acceptance of the products by the wholesaler. Delivery did not occur until the products were shipped to the specified location, the risks of obsolescence and loss were transferred to the wholesaler, and either the wholesaler had accepted the products in accordance with sales contract, the acceptance provisions lapsed, or the Group had objective evidence that all criteria for acceptance were satisfied.

Customers had a right to return faulty products in the wholesale market. Sales were recorded based on the price specified in the sales contracts, net of the estimated returns at the time of sale. No element of financing was deemed present as the sales were made with a credit term of less than one month, which was consistent with the market practice.

(c) Sale of mobile phones — retail

The Group operated a retail outlet for selling mobile phones. Sale of goods was recognised when a group entity delivered a product to the customer. Retail sales were usually in cash.

It was the policy of the Group to sell its products to the end customer with a right of return within one week. The Group did not operate any loyalty programme.

(d) Digital image processing management solutions

Revenue from the provision of digital image processing management solutions was recognised upon the transfer of risks and rewards of ownership, which generally coincided with the time when the goods were delivered to the customers and the title had passed.

(e) Sale of services

The Group sold maintenance services to the end users. These services were provided at a fixed-price contract, with contract terms generally ranging from less than one year to three years.

Revenue from fixed-price contracts for delivering maintenance services was generally recognised in the period the services were provided, using a straight-line basis over the term of the contract.

Revenue from provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS, commission income and management fee income were recognised when the related services were rendered.

(f) Interest income

Interest income was recognised on a time-proportion basis using the effective interest method. When a receivable was impaired, the Group reduced the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continued unwinding the discount as interest income. Interest income on impaired loans was recognised using the original effective interest rate.

(g) Dividend income

Dividend income was recognised when the right to receive payment was established.

(h) Operating lease rental income

Operating lease rental income was recognised over the term of the lease on a straight-line basis.

Primary reporting format - business segments

As at 31st December, 2005, the Group was organised into three main business segments:

- Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods;
- Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS; and
- Provision of digital image processing management solutions.

With the increase in sale of mobile phones in the Year, sale of mobile phones qualified as a separate segment and the 2005 comparatives were restated.

On 13th June, 2006, the Group disposed of the segment of provision of digital image processing management solutions (note 12). On 24th November, 2006, the Group determined to dispose of the operation relating to the provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS, and was expected to sell the entire operation in 2007 (note 11).

The segment results for the Year were as follows:

	Continuing operations				Discontinued operations		
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods	Sale of mobile phones	Unallocated	Total	Provision of digital image processing management solutions	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue	379,751	56,969	—	436,720	25,381	74,358	99,739
Operating loss	(11,351)	(2,047)	(9,769)	(23,167)	(3,484)	(14,312)	(17,796)
Impairment of goodwill	(837)	—	—	(837)	—	(60,212)	(60,212)
Gain on dispoal of subsidiaries				—	8,137	—	8,137
Finance income				2,679			61
Finance costs				(1,217)			(1,156)
Finance income/(costs)-net (note 6)				1,462			(1,095)
Share of loss of associates				(257)			—
Loss before income tax				(22,799)			(70,966)
Income tax credit/(expense) (note 7)				8,322			(215)
Loss for the Year				(14,477)			(71,181)

Other segment items included in the income statement were as follows:

	Continuing operations			Discontinued operations		
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Sale of mobile phones HK$'000	Total HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Total HK$'000
Depreciation	3,750	239	3,989	308	1,022	1,330
Amortisation	—	—	—	—	597	597
Impairment of goodwill	837	—	837	—	60,212	60,212
Impairment of software licence	—	—	—	—	293	293
Impairment of trade receivables	3,224	494	3,718	—	3,591	3,591
Provision of inventories	—	—	—	109	—	109

Inter-segment transfers or transactions were entered into under the normal course of business at terms determined and agreed by both parties.

Segment assets consisted primarily of freehold land, property, plant and equipment, intangible assets, inventories, receivables, cash and cash equivalents. Unallocated assets comprised available-for-sale financial assets, loaned asset, loans and receivables and other financial assets at fair value through profit or loss.

Segment liabilities comprised operating liabilities. Unallocated liabilities comprised borrowings.

Capital expenditure comprised additions to property, plant and equipment and intangible assets.

The segment assets and liabilities as at 31st December, 2006 and capital expenditure for the Year were as follows:

	Continuing operations				Discontinued operations		
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Sale of mobile phones HK$'000	Unallocated HK$'000	Total HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Total HK$'000
Assets	362,577	4,426	15,521	382,524	—	22,856	22,856
Associates	445	—	—	445	—	—	—
Total assets	363,022	4,426	15,521	382,969	—	22,856	22,856
Liabilities	297,084	1,158	3,673	301,915	—	64,390	64,390
Capital expenditure	668	—	—	668	57	859	916

Secondary reporting format - geographical segments

The four business segments of the Group operated in three main geographical areas, even though they were managed on a worldwide basis.

The continuing operations of the Group were mainly in places within Mainland China, Hong Kong and Macao, while the discontinued operations of the Group were mainly in Hong Kong and Macao and Europe for the Year.

Revenue	2006 HK$'000
Continuing operations	
Mainland China	157,900
Hong Kong and Macao	278,820
	436,720
Discontinued operations	
Hong Kong and Macao	24,819
Mainland China	562
Europe	74,358
	99,739

Revenue was allocated based on the places in which customers were located.

Total assets	2006 HK$'000
Continuing operations	
Mainland China	106,889
Hong Kong and Macao	260,114
	367,003
Associates	445
Unallocated assets	15,521
	382,969
Discontinued operations	
Europe	22,856

Total assets were allocated based on where the assets were located.

Capital expenditures	2006 HK$'000
Continuing operations	
Mainland China	324
Hong Kong and Macao	344
	668
Discontinued operations	
Hong Kong and Macao	57
Europe	859
	916

Capital expenditure was allocated based on where the assets were located.

5. **Expenses by nature**

	2006 HK$'000	2005 HK$'000 *(restated)*
Cost of inventories	**345,150**	377,600
Depreciation	**3,989**	4,674
Impairment of trade receivables	**3,718**	6,980
Employee benefit expenses (including Directors' emoluments)	**41,269**	36,437
Provision for inventories	**—**	7,354

6. **Finance income and costs**

	2006 HK$'000	2005 HK$'000 *(restated)*
Interest expense:		
- bank borrowings: bank loans and overdrafts - wholly repayable within five years	**(1,217)**	(5,774)
Finance costs	**(1,217)**	(5,774)
Finance income	**2,679**	3,440
Finance income/(costs) - net	**1,462**	(2,334)

7. **Income tax (credit)/expense**

Hong Kong profits tax was provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the Year. Taxation on overseas profits was calculated on the estimated assessable profit for the Year at the rates of taxation prevailing in the regions in which the Group operated.

	2006 HK$'000	2005 HK$'000 *(restated)*
Current income tax		
- Hong Kong profits tax	**30**	—
- Macao complementary profits tax	**766**	36
- Mainland China profits tax	**3,337**	1,897
- Over-provision in prior years	**(12,455)**	—
	(8,322)	1,933

The tax on the loss before income tax of the Group differed from the theoretical amount that would arise using the weighted average tax rate applicable to loss of the consolidated companies as follows:

	2006 HK$'000	2005 HK$'000 *(restated)*
Loss before income tax for continuing operations	**(22,799)**	(26,939)
Tax calculated at the domestic tax rates applicable to losses in the respective regions	**(1,605)**	(4,692)
Income not subject to tax	**(5,676)**	(1,534)
Expenses not deductible for tax purposes	**7,705**	1,892
Mainland China deemed income tax	—	36
Over-provision in prior years	**(12,455)**	—
Utilisation of previously unrecognised tax losses	—	(1,430)
Tax losses for which no deferred income tax asset was recognised	**3,709**	7,661
Income tax (credit)/expense	**(8,322)**	1,933

The weighted average applicable tax rate was 14.28% (2005: 14.94%). The change was caused by a change in the profitabilty of the subsidiaries of the Group in the respective regions.

8. **Loss per Share**

(a) Basic

Basic loss per Share was calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of Shares in issue during the Year.

	2006	2005
Continuing operations		
Loss attributable to equity holders of the Company (HK$'000)	**14,316**	30,581
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic loss per Share (HK cents)	**2.33**	4.98
Discontinued operations		
Loss attributable to equity holders of the Company (HK$'000)	**69,778**	6,907
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic loss per Share (HK cents)	**11.37**	1.13
Total		
Loss attributable to equity holders of the Company (HK$'000)	**84,094**	37,488
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic loss per Share (HK cents)	**13.70**	6.11

(b) Diluted

No diluted loss per Share for the Year was presented as there were no options, warrants or other convertible instruments in issue as at 31st December, 2006. No diluted loss per Share for the year ended 31st December, 2005 was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

9. **Dividends**

No dividend was paid during the Year (2005: Nil).

The Directors did not recommend the payment of a final dividend for the Year (2005: Nil).

10. Other reserves and accumulated losses

	Capital redemption reserve HK$'000	Available-for-sale investments reserve HK$'000	Merger reserve HK$'000	Translation reserve HK$'000	Statutory reserve HK$'000	Total HK$'000	Accumulated losses HK$'000
Balance as at 1st January, 2005	702	3,308	35,549	3,034	49	42,642	(27,860)
Revaluation	—	(10,238)	—	—	—	(10,238)	—
Reserves transferred to income statement upon disposal of available-for-sale financial assets	—	(596)	—	—	—	(596)	—
Currency translation differences	—	—	—	(2,786)	—	(2,786)	—
Loss for the year ended 31st December, 2005	—	—	—	—	—	—	(37,488)
Balance as at 31st December, 2005	702	(7,526)	35,549	248	49	29,022	(65,348)
Balance as at 1st January, 2006	702	(7,526)	35,549	248	49	29,022	(65,348)
Revaluation	—	(4,010)	—	—	—	(4,010)	—
Currency translation differences	—	—	—	(664)	—	(664)	—
Loss for the Year	—	—	—	—	—	—	(84,094)
Balance as at 31st December, 2006	702	(11,536)	35,549	(416)	49	24,348	(149,442)

11. Non-current assets held for sale and discontinued operations

During the Year, the Group disposed of its interests in MIHL, which was previously presented as a separate segment for provision of digital imaging processing management solutions. The disposal was completed on 13th June, 2006.

In addition, the Group determined to dispose of TCM, which was previously presented as a separate segment of provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS on 24th November, 2006. The assets and liabilities related to TCM as at 31st December, 2006 were presented as held for sale. It was expected that the sale of TCM will be completed in 2007.

(a) Non-current assets held for sale

	2006 HK$'000	2005 HK$'000
Non-current assets held for sale:		
- Property, plant and equipment	2,517	—
- Intangible assets	240	—
- Trade and bill receivables	13,196	—
- Other receivables, deposits and prepayment	5,771	—
- Cash and cash equivalents	1,132	—
Total	22,856	—

(b) Liabilities directly associated with non-current assets classified as held for sale

	2006 HK$'000	2005 HK$'000
Trade and bill payables	27,351	—
Other payables and accruals	28,394	—
Current income tax liabilities	510	—
Borrowings	7,651	—
Bank overdrafts	484	—
	64,390	—

(c) Analysis of the results of discontinued operations

	2006 HK$'000	2005 HK$'000
Revenue	99,739	133,206
Cost of sales	(77,016)	(100,544)
Gross profit	22,723	32,662
Selling and marketing costs	(1,205)	(1,466)
Administrative expenses	(42,333)	(47,453)
Other gains - net	3,019	7,185
Impairment of goodwill	(60,212)	(512)
Finance income	61	131
Finance costs	(1,156)	(1,737)
Loss from discontinued operations — before income tax expense	(79,103)	(11,190)
Income tax expense	(215)	(486)
Loss from discontinued operations — after income tax expense	(79,318)	(11,676)
Gain on disposal of a discontinued operation (net of tax)	8,137	—
Loss for the Year from discontinued operations	(71,181)	(11,676)

(d) Analysis of the cash flows from discontinued operations

	2006 HK$'000	2005 HK$'000
Operating cash flows	3,438	4,258
Investing cash flows	1,092	(3,477)
Financing cash flows	(7,761)	(906)
Total cash flows	(3,231)	(125)

12. **Disposal of subsidiaries**

On 13th June, 2006, the Group disposed of its interest of 61.05% in MIHL for a consideration satisfied by cash of approximately HK$10,378,000. MIHL ceased to be a subsidiary of the Company following the disposal and the Company had no more shareholding interest in MIHL.

	HK$'000
Sales proceeds	10,378
Net book value of net assets disposed of	(2,241)
Gain on disposal of MIHL	8,137

The assets and liabilities disposed of at the date of disposal were as follows:

	HK'000
Property, plant and equipment	1,073
Inventories	1,963
Trade receivables	7,180
Other receivables, deposits and prepayments	1,962
Cash and cash equivalents	8,091
Trade payables	(9,982)
Other payables and accruals	(6,616)
Minority interest	(1,430)
	2,241

BUSINESS REVIEW

Maintaining Momentum

With gaming revenue reaching record high, Macao continues to benefit from the massive investments and construction activities by gaming and hotel operators. Today, while new gaming operators are actively building their flagships and existing operators are rapidly expanding and upgrading their establishments, the Government of Macao has also been heavily investing in various public works. With roots in Macao, the Group is a beneficiary to the robust economy, generating over HK$221,851,000 worth of revenue from infrastructural contracts secured from the Government of Macao and different gaming and hotel operators. During the Year, the Group continued to focus on the provision of systems in the areas of structured cabling, surveillance, trunking radio, networking and access control and is proud to be selected as the solution provider to supply and build surveillance systems for over five major gaming establishments and to lay structured cabling systems at over three major gaming premises. As a solution provider of trunking radio systems for over ten years, the Group has been able to gain a dominant and leading position in this market in Macao. Today, major customers in this sector range from the Government of Macao to various gaming and hotel operators.

With the gaming industry remains strong and different gaming operators upgrading and expanding their existing establishments and building mega resorts, the Group believes that the business momentum in Macao will continue. Entering into 2007, the Group started off the new year well with orders on hand from various gaming and hotel operators exceeding

HK$45,000,000 as at 26th March, 2007. Though encouraged by the award of these contracts, demand for human and financial resources mounts, therefore, effective planning and utilisation of resources across the Group and cost control will be the major challenges to come.

Creating a unified platform

The operating environment for data networking continues to be challenging. With competition based on margins and payment terms, the Group will continue to deal with this fundamentally new equation in Mainland China. Attributable to ample opportunities in Macao, the Group has been able to carefully select business activities in Mainland China. To ensure recoverability of receivables and not compromising on returns, telecommunications service providers in the Guangdong Province, Shanghai and Beijing remain the focus of the Group.

During 2005, the Group combined the representative offices in Mainland China with those of TSTSH to create a unified platform so as to leverage on the established marketing networks built by the Group over the years to promote different products and services. During the Year, the local team in Mainland China and TSTSH joint forces and successfully secured contracts to deploy modules of the Operation Support System at China Telecom in the provinces of Guangdong, Jiangsu and Sichuan, the autonomous region in Xinjiang and the municipality of Chongqing. Going forward, the local team in Mainland China will continue to work closely with TSTSH to secure repeated sales and to penetrate into new customers, including China Telecom in the provinces of Hubei, Anhui, Gansu and Shanxi and China Netcom and China Unicom in selected provinces.

Leveraging on the unified platform, the Group has also commenced trial programs under the BizNavigator with China Telecom to roll out a resources management application that offers real-time value-added services in the areas of sales, inventory and production management to enterprises in different provinces. Trial programs continued underway so as to allow the Group to better ascertain the benefits and shortcomings of the resources management application and the long-term potential of the market for such application.

Making an exit

Business prospects of TCM remained positive, with STASA providing interactivity services to all three largest television stations in Spain and the rolling out of successful SMS services, and TMBV successfully securing the contract to rollout lottery related services in the Netherlands. Nevertheless, with sustained losses since the acquisition by the Group during 2004 and borrowings becoming due, there is a need of major capital injection to revive the asset base of TCM. In view that such heavy capital requirements will significantly weaken the financial foundation of the Group, the Group marks its exit from TCM.

In the absence of financial support towards TCM, the financial standing of TCM has been adversely affected, resulting in a heavily net liability position of HK$41,534,000. Since placing TCM in the market for sale during the Year, certain assets of TMBV have been disposed of during December, 2006 and during January, 2007, VFO has been sold. Currently, TCM is in active negotiations with various potential investors to dispose STASA. In

Germany, due to introduction of a new legislation, the business activities of SuperCom GmbH Audiotex Systeme (incorporated in Germany with limited liability and an indirectly owned subisidary of the Company) has been severely hampered and the failure to service its liabilities when due resulted in insolvency procedures underway. The Group believes that in the event of failure to dispose the remaining assets and subsidiaries of TCM in the near term, insolvency proceedings and/or liquidation will effect.

Capital Structure and Financial Resources

Attributable to the negative liability position of TCM, the Group reported an equity base of HK$39,520,000. In the absence of the adverse financial impact of TCM, the equity base of the Group would have been improved considerably to HK$81,054,000 and with current ratio and gearing ratio (total borrowings / total equity) standing at 1.2 times and 43.5% respectively.

STATEMENT ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices, as set out in Appendix 15 of the GEM Listing Rules, except that the chairman of the Board did not attend the annual general meeting held in the Year because he was away on a business trip.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company did not redeem any of the Shares during the Year. Neither the Company nor any of its subsidiaries purchased or sold any of the Shares during the Year.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"Germany"	the Federal Republic of Germany
"Group"	the Company and its subsidiaries
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong

"Functional Currency"	the currency of the primary economic environment in which an entity operates
"HKAS"	Hong Kong Accounting Standard
"HKFRS"	financial reporting standards approved by the Council of the HKICPA, and includes all HKAS and interpretations of HKFRS approved by the HKICPA from time to time
"HKICPA"	the Hong Kong Institute of Certified Public Accountants, established under the Professional Accountants Ordinance (Cap. 50 of the Laws of Hong Kong)
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited, Hong Kong Accounting Standard and the Hong Kong Institute of Certified Public Accountants)
"IVR"	interactive voice response
"Macao"	the Macao Special Administrative Region of the PRC
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"MIHL"	MegaInfo Holdings Limited, a company incorporated in Bermuda with limited liability and shares of HK$0.01 each in the capital of MIHL are listed on GEM
"PRC"	The People's Republic of China
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"SMS"	short message services
"Spain"	the Kingdom of Spain
"STASA"	Servicios Telefónicos de Audiotex, Sociedad Anónima, incorporated in Spain with limited liability and an indirectly owned subsidiary of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"TMBV"	Teleconcept Multimedia B.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"The Netherlands"	The Kingdom of the Netherlands

"TSTSH"	泰思通軟件(上海)有限公司, incorporated in the PRC with limited liability and an indirectly owned subsidiary of the Company
"VFO"	Voxtel Finland Oy, incorporated in the Republic of Finland with limited liability and an indirectly owned subsidiary of the Company
"Year"	the year ended 31st December, 2006

By order of the Board
José Manuel dos Santos
Chairman

Macao, 26th March, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)
Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent increases in the price and trading volume of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board wishes to announce that the negotiation with a potential purchaser in relation to a proposed disposal of certain indirectly owned subsidiaries of the Company as mentioned in the announcement about unusual price and trading volume movement made on 21st March, 2007 is in process. The negotiation is at a preliminary stage which may or may not proceed. If the proposed disposal is proceeded with, it may constitute a notifiable transaction for the Company under the GEM Listing Rules. Further announcement will be made as and when appropriate.

Save for the above, the Board also confirms that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"PRC"	The People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

The Macao Special Administration Region of the PRC, 22nd March, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

不尋常股價及成交量變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格及成交額最近出現上升，茲聲明董事會對該等價格及成交額升的原因毫不知情。

董事會謹此公告，於二〇〇七年三月二十一日就不尋常股價及成交量變動刊發的公告內所述與潛在買方就建議出售本公司若干間接附屬公司的磋商現正進行中。有關磋商現正處於初步階段，不一定會進行。倘建議的出售落實進行，則根據《創業板上市規則》，或會屬於本公司的須予公佈的交易。本公司將於適當時候另行發出公告。

除上文外，董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣有關的其他商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公告的準確性共同及個別地承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元

「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「中國」	指	中華人民共和國

承董事會命
主席
José Manuel dos Santos

中國澳門特別行政區，二OO七年三月二十二日

執行董事
José Manuel dos Santos
戢康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公告將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別

END